Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about its contents you should consult an independent financial adviser authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities.

This document is an admission document, which has been drawn up in accordance with the AIM Rules. A copy of this document has not been filed with the Registrar of Companies in England and Wales. The Directors of World Gaming, whose names appear on page 4 of this document, accept responsibility, individually and collectively, for the information contained in this document and compliance with the AIM Rules. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made for the Enlarged Issued Share Capital to be admitted to trading on AIM market of the London Stock Exchange plc (“AIM”). It is expected that admission to AIM will become effective and that dealings will commence on 12 December 2005. It is emphasized that no application has been made or is being made for the admission of such securities to the Official List.

AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. Securities traded on AIM are not admitted to the Official List of the United Kingdom Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities. Neither the United Kingdom Listing Authority nor the London Stock Exchange plc has examined or approved the contents of this document.

YOU SHOULD READ THE WHOLE OF THIS DOCUMENT BEFORE MAKING ANY DECISION TO INVEST. YOUR ATTENTION IS PARTICULARLY DRAWN TO THE RISK FACTORS SET OUT IN PART II OF THIS DOCUMENT.

World Gaming plc

(Registered in England and Wales with registered number 4094204)

Proposed Placing of new Ordinary Shares
Acquisition of certain assets of Real Entertainment Ltd.
and the entire issued Share Capital of DNI Holdings Ltd.
Admission of the Enlarged Issued Share Capital to trading on AIM
Notice of Annual General Meeting

Nominated Adviser and Broker:

Daniel Stewart & Company Plc

Daniel Stewart & Company Plc, which is authorised and regulated in the United Kingdom by The Financial Services Authority, is the Company’s nominated adviser and broker for the purposes of the AIM Rules. Its responsibilities as such are owed solely to the London Stock Exchange and are not owed to the Company or to any Director or to any other person in respect of his decision to acquire shares in the Company in reliance on any part of this document.

Persons receiving this document should note that, in connection with the matters described in this document, Daniel Stewart & Company Plc is acting exclusively for the Company and will not be responsible to any other person for providing the protections afforded to its customers nor for providing advice in relation to the contents of this document or any other matter referred to herein. Daniel Stewart & Company Plc has not authorised the contents of this document for any purpose and, without limiting the statutory rights of any person to whom this document is issued, no representation or warranty, express or implied, is made by Daniel Stewart & Company Plc as to any of the contents or completeness of this document.

Copies of this document are available free of charge during business hours from Daniel Stewart & Co Plc at Becket House, 36 Old Jewry, London, EC2R 8DD for a period of 1 month from the date of this document.

This document does not constitute an offer or invitation to any person to subscribe for or to purchase any shares in the Company in any jurisdiction in which such an offer is unlawful and, in particular, is not for distribution into the United States, Canada, Australia, Japan, Republic of Ireland or Republic of South Africa (“Prohibited Territories”). The Ordinary Shares have not been and will not be registered under the applicable securities laws of any of the Prohibited Territories. The distribution of this document in other jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with those restrictions may constitute a violation of the securities laws of any such jurisdiction. Furthermore, because the Ordinary Shares have not been registered in the United States pursuant to the U.S. Securities Act of 1933 (the “Securities Act”) or under any state securities laws of any state in the United States, the Ordinary Shares may not be offered or sold within the United States or to, or for the account or benefit of, any US persons. In addition hedging transactions involving the Ordinary Shares may not be conducted unless in compliance with the Securities Act. No Ordinary Shares have been or are proposed to be issued to the public in connection with this document.

The Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the the United States. Accordingly, the Ordinary Shares may be offered, sold, pledged or otherwise transferred only in transactions that are exempt from registration under the Securities Act and in compliance with any applicable securities laws. The Ordinary Shares are being offered outside the United States in reliance on Regulation S under the Securities Act (“Regulation S”).

The Ordinary Shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing of the Ordinary Shares or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

CONTENTS

Placing Statistics and Expected Timetable of Principal Events

Directors, Secretary and Advisers

Definitions

PART I Letter from the Chairman of the Company

PART II Risk Factors

PART III Terms of the Acquisition

PART IV Information on World Gaming

PART V Accountant’s Report on World Gaming

PART VI Accountant’s Report on the SPORTSBETTING.COM Group

PART VII Unaudited Pro Forma Statement of Consolidated Net Assets of the Enlarged Group

PART VIII Additional Information

PART IX Notice of Annual General Meeting

PLACING STATISTICS

Number of Existing Ordinary Shares	38,817,662

Issue Price	125p

Number of Placing Shares	5,600,000

Number of Consideration Shares at Admission	5,442,177

Total number of Consideration Shares after Admission	10,884,354

Number of Ordinary Shares in issue at Admission	50,659,839

Gross proceeds of the Placing receivable by the Company	£7 million

Net proceeds of the Placing receivable by the Company	£5.457 million

Sale Shares being placed on behalf of the Selling Directors	800,000

Proportion of Placing Shares to the Enlarged Issued Share Capital	9.98 per cent.

Proportion of Enlarged Issued Share Capital to be held by Vendors (Assuming maximum number of Consideration Shares payable)	19.4 per cent.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Publication of this document	14 November 2005

Latest time and date for receipt of forms of proxy by telephone	8.00 p.m. (New York time)
or Internet for ADR holders	2 December 2005

Latest time and date for receipt of forms of proxy by mail for	12.00 noon (New York time)
the ADR holders	5 December 2005

Latest time and date for receipt of forms of proxy for the AGM	10.00 a.m. (GMT)
for Ordinary Shareholders	7 December 2005

AGM	9 December 2005

Admission and dealings in Existing Ordinary Shares, Placing
Shares and Consideration Shares expected to commence on AIM	12 December 2005

CREST accounts to be credited	12 December 2005

Despatch of definitive share certificates in respect of
Consideration Shares and Placing Shares	28 December 2005

DIRECTORS, SECRETARY AND ADVISERS

Directors:

James H. Grossman Non-Executive Chairman Anthony Daniel Moran Chief Executive Officer David James Naismith Chief Financial Officer Jonathan Charles Moss Sales and Marketing Director Michael Ralston Gumming Non-Executive Director Clare Kamau Roberts Non-Executive Director

(All care of Minerva House 5 Montague House London SE1 9BB)

Company Secretary:	David James Naismith (Care of Minerva House 5 Montague House London SE1 9BB)

Registered Office:	Minerva House 5 Montague House London SE1 9BB

Nominated Adviser & Broker:	Daniel Stewart & Company Plc Becket House 36 Old Jewry London EC2R 8DD

Auditors & Reporting Accountants:	Kingston Smith Devonshire House 60 Goswell Road London EC1M 7AD

Legal Counsel to the Company:	United Kingdom: Reed Smith Rambaud Charot LLP Minerva House 5 Montague Close London SE1 9BB

United States of America: Greenberg Traurig, LLP 1750 Tysons Boulevard, Suite 1200 McLean VA 22102

Solicitors to Daniel Stewart:	Kirkpatrick & Lockhart Nicholson Graham LLP 110 Cannon Street London EC4N 6AR

Financial PR:	Bishopsgate Communications Ltd 4-5 North Mews London WC1N 2JP

Registrars:	United Kingdom: Capita Registrars The Registry 34 Beckenham Road Kent BR3 4TU

United States of America: Continental Stock Transfer & Trust Company 17 Battery Place New York 10004-1123

DEFINITIONS AND GLOSSARY

The following definitions apply throughout this document, unless the context otherwise requires:

“Act”	the Companies Act 1985 (as amended)

“Admission”	the re-admission to trading on AIM of the Enlarged Issued Share Capital in accordance with the AIM Rules

“ADR”

American Depositary Receipts, being dollar denominated certificates issued by Continental Stock Transfer & Trust Company stating that Ordinary Shares have been deposited with it, each one such American Depositary Receipt representing one Existing Ordinary Share

“Acquisition Agreement”

the agreement to acquire the SPORTSBETTING.COM Group dated 25 October 2005 between (1) the Vendors, (2) the Company and (3) ISI, further details of which are set out in paragraph 11 of Part VIII of this document

“Acquisition”	the acquisition of the SPORTSBETTING.COM Group

“AGM”	the annual general meeting of the Company to be held on 9 December 2005

“AIM”	the AIM market operated by the London Stock Exchange

“AIM Rules”	the rules of AIM published by the London Stock Exchange

“Articles”	the articles of association of the Company

“Board” or “Directors”	the directors of the Company as at the date of this document whose names are listed on page 4 of this document

“Company” or “World Gaming”	World Gaming plc

“Consideration Shares”	the 10,884,354 new Ordinary Shares to be issued in December 2005 and January 2006 pursuant to the Acquisition Agreement

“CREST”

the relevant system (as defined in the Regulations) to facilitate the transfer of title to, or interest in, securities in uncertificated form in respect of which CRESTCo Limited is the Operator (as defined by the Regulations)

“Daniel Stewart” or “Nominated Adviser and Broker”	Daniel Stewart & Company Plc, nominated adviser and broker to the Company

“Debt Facilities”	debt facilities, from a banking institution based in the UK

“Development Plan”

the plan set out by Bullen Road LLP, for the maintenance and improvement of the Gaming Software, of which the Group has the right to determine 30 per cent. of the time and resources and Sportingbet the remaining 70 per cent.

“DNI”	DNI Holdings Ltd, a limited liability company organised under the laws of Antigua and Barbuda, which owns certain IP assets used in the business of Real

“Enlarged Group”	the Group as enlarged by the Acquisition

“Effective Date”	1 October 2005, being the effective date of the Acquisition whereby all revenues and costs subsequently accrue to World Gaming

“Enlarged Issued Share Capital”	the Existing Ordinary Shares, the total number of Consideration Shares, the Placing Shares and the Sale Shares

“Existing Ordinary Shares”	the 38,817,662 existing Ordinary Shares in issue at the date of this document

“Form of Proxy”	the form of proxy enclosed with this document for use by the Shareholders in connection with voting at the AGM

“FSA”	the Financial Services Authority

“Gaming Software”	the software developed and jointly owned by the Group, which provides Operators with the infrastructure required to run an on-line Internet Gaming site

“Group”	the Company and its subsidiaries from time to time listed in paragraphs 2 and 3 of Part VIII of this document

“Initial Admission”	the initial placing and admission to AIM of the Group in May 2005

“Internet”	the electronic medium which the Group utilises in order to conduct its business

“Internet Gaming”	the provision of consumer gambling services on the Internet including, but not limited to, sports betting, horse race betting, virtual casinos and peer-to-peer poker

“IP”	intellectual property

“ISI”	Interactive Systems Inc, a subsidary corporation of World Gaming organised under the law of Antigua and Barbuda

“Issue Price”	125 pence per Ordinary Share

“Joint Venture Arrangements”

the joint venture arrangements entered into by the Company and Sportingbet relating to the Gaming Software and arrangements in connection therewith pursuant to which, inter alia, the Gaming Software was transferred to Bullen Road LLP as described in paragraph 13 of Part IV of this document

“Licence”	a software and IP licence granted to an Operator by a member of the Group to use the Gaming Software

“Licensee”	an Operator using the Gaming Software under Licence from a member of the Group

“London Stock Exchange”	London Stock Exchange plc

“May 2001 Reorganisation”	the corporate restructuring effected in May 2001 pursuant to which the Company became the holding company of the Group and the holding company was domiciled to the UK

“NASD”	National Association of Securities Dealers

“Notice”	the notice of the AGM set out at the end of this document

“Official List”	the official list of the UK Listing Authority

“Operator”	an entity which runs an Internet Gaming business

“Options”	options to acquire new Ordinary Shares of the Company described in page 9 of Part VIII of this document

“Opunosa”	Opunosa Investment Inc, a limited liability company organised under the laws of Panama

“Ordinary Shares”	ordinary shares of £0.002 each in the capital of the Company

“OTC”	over the counter

“OTC Bulletin Board”	the quotation service for unlisted OTC securities operated by NASDAQ; the OTC Bulletin Board is separate and distinct from the NASDAQ Stock Market

“PBT”	profit before tax as defined under International Accounting Principles

“Placing”

the conditional placing of the Placing Shares by Daniel Stewart, at the Issue Price pursuant to the Placing Agreement consisting of up to 5.6 million Placing Shares to raise up to £7 million before expenses and the conditional placing of the Sale Shares at the Issue Price

“Placing Agreement”

the conditional agreement dated 11 November 2005 between the Company (1), the Directors (2), the Selling Directors (3) and Daniel Stewart (4) relating to the Placing further details of which are set out in paragraph 18 of Part VIII of this document

“Placing Shares”	up to 5,600,000 new Ordinary Shares to be issued pursuant to the Placing

“Proposals”	the Placing, the Acquisition and Admission

“Purchaser”	World Gaming and ISI

“Real”	Real Entertainment Ltd, a limited liability company organised under the laws of Antigua and Barbuda

“Regulations”	the Uncertificated Securities Regulations 2001

“Resolutions”	the resolutions contained in the Notice

“Sale Shares”	up to 800,000 new Ordinary Shares to be sold by the Selling Directors at the Issue Price pursuant to the Placing

“Securities Act”	the United States Securities Act of 1933, as amended

“Selling Directors”	certain directors of the Company, namely James H. Grossman, Daniel Moran, David Naismith and Clare Roberts

“Shareholders”	holders of Existing Ordinary Shares or of ADRs (as the context requires)

“Share Option Plan”	the Company’s 2001 Share Option Plan

“Sportingbet”	Sportingbet Plc a public limited company incorporated under the laws of England and Wales with registered number 3534726

“SPORTSBETTING.COM Group”	certain of the assets of Real together with the entire issued share capital of DNI described at paragraph 25 of Part I of this document

“Sportingbet Shares”

non-voting, non-participating, non-transferable shares of £0.002 each in the capital of the Company which constitute a separate class of shares pursuant to a resolution of the Company on 7 April 2005 and which are owned by subsidiaries of Sportingbet

“Subscribers”	Persons subscribing for Placing Shares under terms of the Placing

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Listing Authority”	the United Kingdom Listing Authority, being the FSA acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended

“Uncertificated”

recorded on the relevant register of shares or securities of the company concerned as being held in uncertificated form in CREST and title to which by virtue of the CREST Regulations may be transferred by means of CREST

“URL”	the address of a web page on the world wide web

“US” or “United States” or	the United States of America, its territories and domains
“United States of America”

“Vendors”	Real with respect to the certain assets of Real and Opunosa with respect to the shares of DNI

“£” or “pounds”	the lawful currency of the United Kingdom

“$” or “dollars”	the lawful currency of the United States

Exchange Rate:

For the purposes of calculating transaction value and the number of Consideration Shares on Admission an exchange rate of £l = $1.764 has been used. This was derived from the average rate over the last month. The actual number of Consideration Shares may vary slightly depending on the exchange rate effective on the day prior to the Closing Date.

PART I

Letter from the Chairman of World Gaming plc

World Gaming plc

(Incorporated and registered in England and Wales, registered number 4094204)

James H. Grossman Non-Executive Chairman	Registered Office:
Anthony Daniel Moran Chief Executive Officer	Minerva House
David James Naismith Chief Financial Officer	5 Montague House
Jonathan Charles Moss Sales and Marketing Director	London
Michael Ralston Gumming Non-ExecutiveDirector	SE1 9BB
Clare Kamau Roberts Non-Executive Director

14 November 2005

To the holders of Existing Ordinary Shares and, for information purposes only, to the holders of Options

Proposed Placing of new Ordinary Shares

Acquisition of certain assets of Real Entertainment Ltd.
and the entire issued Share Capital of DNI Holdings Ltd.

Admission of the Enlarged Issued Share Capital to trading on AIM
Notice of Annual General Meeting

Dear Shareholder,

Introduction

In the admission document relating to the Group’s Initial Admission, the Directors outlined the Group’s strategy to grow and develop the business. This strategy included using the Company’s listed status on AIM to pursue strategic opportunities, including potential acquisitions, which would continue to enhance shareholder value.

Pursuant to this strategy, on 25 October 2005, the Company announced that it had entered into a conditional agreement to acquire the SPORTSBETTING.COM Group, an Operator and the Group’s largest licensee, for a consideration of up to $96 million payable 75 per cent. in cash and 25 per cent. in Consideration Shares. The cash consideration is being financed by the proceeds of the Placing, Debt Facilities and from existing resources. The transaction constitutes a “Reverse Takeover” for the purpose of the AIM Rules and is therefore conditional upon Shareholder approval, which is being sought at the AGM to be held on 9 December 2005. Trading in the Existing Ordinary Shares resumed today having been suspended in accordance with the AIM rules following the announcement of the transaction. This admission document, not only is intended to be used for Admission of the Enlarged Issued Share Capital to AIM but also sets out the background to and the reasons for the Proposals, explains why the Board considers that the Proposals are in the best interests of the Company and recommends that Shareholders vote in favour of the Resolutions.

Upon completion of the Acquisition, $54 million will be paid in cash to the Vendors and up to a further $42 million in cash and Consideration Shares will be paid to the Vendors on prescribed dates in 2006 depending upon the financial performance of the SPORTSBETTING.COM Group. Full details of the mechanism for payment are set out in Part III of this document.

In addition to the Placing, consisting of up to 5.6 million Placing Shares to raise up to £7 million before expenses, the Company is conditionally arranging Debt Facilities consisting of a term loan of $40 million to contribute to funding the acquisition of the SPORTSBETTING.COM Group and a revolving credit facility of up to $10 million. Both the Debt Facilities and the Placing will be conditional on Admission.

Daniel Stewart has also agreed to use its best endeavours to place 800,000 Sale Shares on behalf of the Selling Directors in respect of which the Selling Directors will receive an aggregate of £1 million.

The Acquisition is conditional, inter alia, upon consent of the Shareholders being obtained at the AGM and Admission. If the Resolutions are duly passed at the AGM, the Enlarged Issued Share Capital is expected to be admitted to trading on AIM. Dealings on AIM in the Enlarged Issued Share Capital are expected to commence on 12 December 2005. If the Resolutions are not passed, or any of the other conditions to the Acquisition or the Placing are not met, dealings in the Existing Ordinary Shares on AIM will continue.

Background to the Transaction

Following the Initial Admission, the Group has continued to implement its strategy of growing revenues within the existing licensing business. Existing Licensees continue to experience strong organic growth. In addition, following the Director’s commitment to pursue new licensing opportunities, the Company has announced a number of new licensing deals, which the Directors believe will increase revenue for future accounting periods. The Company is committed to remaining a key licensor of Gaming Software within this sector.

The Directors consider that because the Group has the Gaming Software, the hosting facilities and key supplier relationships, which exist within the Group, becoming an Operator, as well as being a licensor of Gaming Software into the sector, will improve the utilisation and effectiveness of the Group’s assets.

The acquisition of the SPORTSBETTING.COM Group is the Group’s first step into Internet Gaming operations in its core business of sports betting, horse racing, casino and on-line poker on a platform sublicensed by the Company. The SPORTSBETTING.COM Group is currently the Group’s largest licensee and all of its operations other than marketing and general management are carried out, managed, or sub-licensed by the Group. Therefore, the integration of the SPORTSBETTING.COM Group into the Enlarged Group is expected to be relatively straightforward.

The key strengths of the Group, which were outlined at the time of Initial Admission, are:

•                  experienced and respected management team;

•                  cash generative, profitable and growing;

•                  established, widely used and highly reliable Gaming Software and infrastructure;

•                  excellent record for processing a high volume of transactions;

•                  flexible product offering for Operators;

•                  track record as provider to the industry leader;

•                  low cost and short timescale set up for new Licensees; and

•                  expansion opportunities including potential acquisitions.

These key strengths, as outlined above, remain valid and will be significantly enhanced through the Acquisition.

Principle Terms of the Acquisition

The Company will acquire the SPORTSBETTING.COM Group. The principle terms, as set out below, highlight the key elements of the Acquisition, which is expected to complete, subject to the passing of the Resolutions at the AGM on 9 December 2005, having an Effective Date of 1 October 2005. The Effective Date, which is earlier than the expected completion date will be the date from which all revenues and costs from the Acquisition will accrue to World Gaming, subject to Admission. The SPORTSBETTING.COM Group is to be acquired on a cash-free, debt-free basis as at the Effective Date.

The consideration paid will be equal to six times the PBT of the SPORTSBETTING.COM Group as defined under International Accounting Principles for the calendar year of 2005 up to a maximum base consideration of $96 million, which shall be satisfied as to 75 per cent, in cash and 25 per cent, by the issue and allotment of Consideration Shares.

The consideration will be $96 million provided that the PBT is not less than $15 million. To the extent that the PBT is below $15 million, the consideration shall be six times the 2005 PBT, subject to a minimum consideration of $72 million (see the example detailed below). Any reductions will come 75 per cent, from cash and 25 per cent, from equity.

The Group proposes to pay the consideration as follows:

Description	Due	$million Example
First Payment
Cash Only	On completion	54.0

Second Payment — 6 x Full Year 2005 PBT less First Payment (to a maximum of $16 million) less holdback for Third Payment
Cash	7 January 2006	10.8
Shares	7 January 2006	21.6

Third Payment — 10 per cent. Holdback of Total Consideration
Cash	7 October 2006	7.2
Shares	7 October 2006	2.4
		96.0

The third payment shall become payable to the Vendors seven days after the first anniversary of the Effective Date subject to no warranties having been breached by the SPORTSBETTING.COM Group and any adjustments having been required for the calendar 2005 full year audit. In the event of a dispute, both parties will agree an independent expert to resolve the disputed portion in a manner binding on both parties.

The terms of the Acquisition require that the Vendor’s shareholding in World Gaming shall not exceed 29.9 per cent. The Consideration Shares issued to Opunosa will be at the Issue Price, will be subject to a lock-up arrangement as set out on page 17 and Opunosa has agreed to certain restricted voting rights. The shares shall have certain voting restrictions, specifically pertaining to change of control or composition of the Board for a period of 2 years.

Reasons for the Acquisition

The core management team was established in 2003 with the immediate objective of stabilising the Group’s operations and achieving profitability within the Group’s licensing business. Having met these immediate objectives, the Directors began to focus on leveraging key assets including the Gaming Software, IP and the associated infrastructure. Each of these contributes towards establishing a strong platform to achieving the objective of becoming an Operator and hence moving up the industry value chain. Moving up the industry value chain will allow the Group to earn all of the revenue, or net win, on each gambling transaction as opposed to a percentage of revenue under existing licensing models.

In addition to maximising the revenue earned on each transaction, the Directors believe that ownership of the underlying customer database that produces such transactions will reduce the Company’s reliance on a few large licensees. It is expected that ownership of the underlying customer database will have the effect of giving the Group greater control of performance and operations. This is a result of having increased influence over end user spending; greater responsiveness to customer needs and improved control over essential relationships with third parties.

Certain Directors of World Gaming, prior to their current positions, have worked for Operators for a number of years. These roles have included responsibility for acquisitions and the subsequent integration of these types of businesses.

To become an Operator, the Directors believe that there are two viable approaches, either launching a new Internet Gaming website utilising the Gaming Software or the acquisition of an existing Operating business. The Directors believe that although a market exists for new entrants who are well positioned and possess sufficiently differentiating attributes to launch a new Internet Gaming website, this approach is now comparatively risky. Such an approach is considered to be time and resource intensive and unlikely to generate the returns that the Directors believe would fully exploit the existing capabilities of the Group.

The second approach is to acquire an existing Operator. Whilst the Directors acknowledge that this approach will have a greater initial monetary cost, it will allow the Group to become a relatively substantial Operator within a comparatively short timeframe. Having considered a number of alternatives the Directors concluded that the most appropriate option would be to seek to acquire one of the Group’s existing and substantial Licensees. The SPORTSBETTING.COM Group is the Group’s most significant Licensee and possesses not only an established brand, extensive customer database and embedded marketing relationships, which collectively create a robust business, but also certain other attributes that the Directors believe make it ideal. These include:

•                  using the Gaming Software, thus either removing the risk caused by integrating two Operators who use incompatible software platforms or eliminating the cost of operating dual software platforms concurrently;

•                  as the Group already performs, manages or outsource all of the Licensees operations other than marketing, the cost, risks and time required for integrating the two businesses will be minimised;

•                  the knowledge that the Directors possess of the SPORTSBETTING.COM Group, having worked closely together for a number of years, therefore being in a strong position to assess its prospects, strengths and challenges; and

•                  acquiring a significant and established Licensee enabling the Group to take control of the revenue stream, removing the risk that the licensee decides to change Gaming Software.

The Directors believe that industry consolidation is likely to accelerate. As a strong mid-tier operator with good management and established Gaming Software, the Enlarged Group will be in a strong competitive position to take advantage of further opportunities that may arise.

The Directors believe that the Group’s products and services are well placed to succeed in the rapidly expanding Internet Gaming market. This market has grown from its conception in 1995 to revenues estimated at $6 billion in 2003 and over $8 billion in 2004. Forecasters expect the market to grow by 20-25 per cent. in both 2005 and 2006 and to rise by as much as tenfold over the next ten years, Source: Christiansen Capital Advisors, LLC 2005.

Information on the SPORTSBETTING.COM Group

The SPORTSBETTING.COM Group has established a number of key Internet based gaming brands since its inception in September 1999. Its flagship domain is www.sportsbetting.com and its other primary sites are www.racebook.com and www.win4real.com. The SPORTSBETTING.COM Group offers a full suite of sports betting, horseracing, casino, and poker products on each of its sites using the Gaming Software, which it licenses and sublicenses from the Company.

The SPORTSBETTING.COM Group also include certain other domain names, website content, customer databases and trade marks. World Gaming provides software and associated infrastructure requirements from its gaming servers in its secure leased facility in Antigua. In addition, World Gaming facilitates critical third party relationships for transaction processing, customer service and risk management. At present only the marketing and hosting of the front end websites used for marketing is outside the control of World Gaming. As part of the Acquisition, marketing activity that has been carried out by and on behalf of the SPORTSBETTING.COM Group since its inception will be performed by the Company. The performance of these activities will be assisted through key marketing relationships that were in existence prior to the Acquisition and previously used by the Vendors.

As a result of the Acquisition, under the terms of the Joint Venture Arrangements, the Company will be required to pay into a Sportingbet subsidiary 5 per cent. of gross margin after deductions for certain direct costs. Further details of the Joint Venture Arrangements can be found at paragraph 13 of Part IV of this document.

The SPORTSBETTING.COM Group has grown significantly since its inception. The Directors believe that the URLs, particularly www.sportsbetting.com, which now generates a substantial majority of its revenue, have been integral to its success. Another key driver of growth has been the affiliate programs, whereby other websites drive traffic to the SPORTSBETTING.COM Group’s websites in return for a portion of the revenues derived from those customers. The SPORTSBETTING.COM Group also makes extensive use of on-line and off-line advertising as well as using competitions, print advertising, physical mail-outs, advertising at events and customer loyalty programs. The Directors believe that the growth of the business in this period demonstrates the success of the marketing techniques employed and scalability of the SPORTSBETTING.COM Group’s operating model.

The SPORTSBETTING.COM Group currently has a strong focus on the United States, from where the overwhelming majority of its users currently bet on the Group’s gaming servers located and licensed in Antigua. With the strength of the SPORTSBETTING.COM Group’s brands, the Directors believe there is an opportunity to target other geographic regions, which will increase revenues, diversify risk and reduce the seasonality, which exists due to the sports seasons in the United States. The addition of non-event reliant products such as poker will further mitigate seasonal demand.

The SPORTSBETTING.COM Group experiences competition from a number of other Operators; however, the Directors believe that the Internet Gaming market is fragmented and is growing sufficiently quickly so that no Operator represents a current and material commercial threat. As the market matures, however, the Directors believe there will be increased competitive pressures between Operators and consolidation within the industry. The Directors believe that the Enlarged Group has sufficiently strong operations and management to operate successfully in this environment and to take advantage of consolidation and the opportunities presented.

Information on World Gaming

The Group was established in June 1996 and is a Gaming Software provider offering a comprehensive suite of products and services for Operators. Through its wholly-owned subsidiaries, the Company licenses the Gaming Software and provides to Operators a package of related services for which it charges fees, including a royalty, amongst other fees, to Operators. The Group’s hosting, systems administration and certain key management functions are based in Antigua.

The Group intends to grow its revenues from both existing and new Licensees. The Group’s existing Licensees continue to experience strong organic growth and the Company is developing new products and services to support and maximise growth opportunities for these Licensees. In addition, the Group has refocused its efforts on licensing the Gaming Software both to additional established Operators and those businesses with existing Internet traffic or databases who are looking to enter the Internet Gaming market. The products and services offered by the Group enables the provision of flexible gaming solutions to a wide variety of Operators.

Detailed information on World Gaming is set out in Part IV of this document.

Use of Funds

The net proceeds of the Placing receivable by the Company are expected to be approximately £5,457,225, which together with the debt facility and existing resources, will be used for the Acquisition and for additional working capital.

Current Trading and Prospects

The Company’s year to date trading and prospects are meeting or exceeding management’s expectations at all operating levels, with growth in wagering volumes on the Group’s servers and royalty revenues when compared to the same period last year.

Net profit for the Company remains ahead of management’s expectations. The fourth and first quarters are historically the Group’s busiest period. Based on performance to date, the Company is confident that its financial results will meet expectations.

The Group invested in necessary upgrades to its hosting facility in the second and third quarters of 2005. These upgrades have generated greater scalability and increased performance of the Group’s database system on which all licensee transactions are generated.

Details of the Placing

The Company is seeking to raise £7 million, conditional upon Admission, through the issue of up to 5,600,000 Placing Shares at the Issue Price pursuant to the Placing. Daniel Stewart has conditionally placed these shares with institutional and other investors.

The Placing Shares represent approximately 9.98 per cent. of the Enlarged Issue Share Capital. The Placing is conditional, inter alia, upon the passing of the Resolutions numbered 8 to 11, completion of the Acquisition and Admission. It is expected that Admission will become effective and that dealings in the Enlarged Issued Share Capital will commence on 12 December 2005 (or such later date, being not later than 23 December 2005, as Daniel Stewart and the Company may agree). If Admission has not so occurred, application monies will be returned to the applicants without interest, at their own risk, as soon as practicable thereafter.

The Placing Shares will rank pari passu with the Existing Ordinary Shares including the right to all dividends and distributions declared, made or paid after the date of their issue. The Placing has not been underwritten. The Placing Shares will be issued fully paid. Further details of the Placing Agreement are set out in paragraph 18 of Part VIII of this document.

Subject to Admission, the Selling Directors will dispose of an aggregate of 800,000 Sale Shares comprising 800,000 new Ordinary Shares, which will be issued to them upon the exercise of certain options. Daniel Stewart has conditionally placed these shares (at the Issue Price) as part of the Placing with Institutional and other Investors.

Details of the Debt Facilities

The Company intends to enter into a conditional Debt Facility pursuant to which it has agreed to raise debt of up to $50 million. The proceeds of the Debt Facility, which will be drawn in one amount, will be used to satisfy part of the cash element of the consideration to be paid to the Vendors for the Acquisition and for working capital purposes. The Debt Facility is conditional, inter alia, upon the passing of Resolutions numbered 8 to 11 by the Shareholders, completion of the Acquisition and Admission. The Company’s obligations under the Debt Facility will be secured by fixed and floating charges over the assets and undertakings of the Enlarged Group.

Further details of the debt facilities are set out in paragraph 11 of Part VIII of this document.

DIRECTORS

The directors of the Company are:

James H. Grossman (aged 65), Non-executive Chairman

James H. Grossman, who became Chairman on 11 April 2003, is an attorney with experience in the international business, corporate, and venture capital areas and has an active international commercial arbitration practice. Mr. Grossman was of counsel to Reed Smith Crosby Heafey in San Francisco, California and predecessor entities from January 2000 until August 2003. From 1995 to 1999, he practiced law as a sole practitioner and also acted as a business consultant.

In 1992, Mr. Grossman was appointed by the then President George Bush to serve as Chairman of the U.S. Foreign Claims Settlement Commission, where he actively participated in quasi-judicial international arbitration relating to expropriation of property by foreign governments. Mr. Grossman has served as a Special Representative for the United Nations Development Program, focusing on the implications upon certain Balkan nations of sanctions imposed on the then former Yugoslavia.

Mr. Grossman also was the Chief Negotiator for the U.S. in the tariff reduction acceleration round of the US-Canada Free Trade Agreement, which was a precursor to the creation of NAFTA. He obtained his undergraduate degree in International Relations/Political Science/History in 1960 from the University of California at Berkeley, and a J.D. from Harvard University in 1963. Mr. Grossman is also a director of Champion Communication Services, Inc., a company based in Houston, Texas, publicly traded on the OTC Bulletin Board and the Canadian Venture Exchange.

Daniel Moran (aged 37), Chief Executive Officer

Daniel Moran, who became Chief Executive Officer of the Company on 11 April 2003, has over 15 years of international business experience, primarily in the technology and Internet sectors. Most recently, he was the Managing Director for Sportingbet Australia, where his duties included strategic planning and automation of the business process, overseeing operations, regulatory compliance, government relations and the management of a 50-person staff.

Prior to joining Sportingbet in March 2000, Mr. Moran was a consultant in Australia, providing advice to companies seeking to organise and become licensed to conduct Internet Gaming operations in a regulated market. Mr. Moran received a BSc in Computing Science from Macquarie University, Australia and a Post Graduate Diploma in Management.

David Naismith (aged 32), Chief Financial Officer

David Naismith was elected to the Board as Chief Financial Officer of the Company from 1 August 2003. Mr. Naismith is a qualified chartered accountant with several years experience in Internet Gaming, most recently holding a senior finance role with Sportingbet.

Prior to this, Mr. Naismith held regional finance directorships at Sportingbet before assuming responsibility for these finance divisions globally based in London. As an accountant, Mr. Naismith was involved in transaction support predominately for international media groups, many of whom have U.S. based parents, working in both Australia, London and within Europe.

Together with a financial control and reporting background, Mr. Naismith’s experience in the Internet Gaming industry includes capital raising, acquisitions and global merchant processing in several locations including Costa Rica, the United Kingdom, Austria and Australia. Mr. Naismith holds a Bachelor of Commerce in finance from Bond University in Australia and is a member of the Institute of Chartered Accountants, where he was ranked in the top 5 per cent. of candidates taking the examinations during that period.

Jon Moss (aged 51), Sales and Marketing Director

Jon Moss has 8 years senior management experience in the e-gaming sector. Immediately prior to his appointment at World Gaming, Mr. Moss held the position of Business Development Director at WagerLogic Limited, the licensing and services subsidiary of CryptoLogic Inc., one of the industry’s leading e-gaming software providers. Mr. Moss dealt with CryptoLogic’s brand name clients for their casino and poker solutions including Betfair, Littlewoods Gaming, The Ritz Club of London and ukbetting PLC.

Mr. Moss has also played a key role in industry lobbying efforts related to the recently passed UK Gambling Act 2005 and is an experienced speaker at international e-gaming conferences. Prior to joining WagerLogic, Mr. Moss was the principal of a leading industry-consulting group and a director at Access Systems, who established the world’s first regulated Internet casino, Lasseters.com, to market in 1999.

Mr. Moss previous international business experience includes careers with Unisys and Motorola, heading computer and telecommunications business units in Australia and the United States. Mr. Moss holds a BSc Honours Degree in Economics and Psychology and a Post Graduate Degree in Education.

Clare Roberts (aged 56), Non-Executive Director

Clare Roberts has served as a director of the Company since October 18,2000 and was Chairman of the Board from 20 November 2002 to 11 April 2003. He was a former Attorney General and Minister of Justice and Legal Affairs of Antigua and Barbuda from 1994 to 1997.

Mr. Roberts has been a founder and principal at Roberts & Company, Attorneys at Law, since 1986. He served as a consultant to the government of Antigua from 1986 to 1990 and preceding that, served as Solicitor General for Antigua and Barbuda as well as Parliamentary Counsel. He is a founding member and director of the National Development Foundation of Antigua and Barbuda and Vice President of the Antigua offshore Association. He is presently a director and chairman of ACB Mortgage and Trust Company Limited, a wholly owned subsidiary of Antigua Commercial Bank, the leading bank in Antigua. He has served as a consultant to various government agencies throughout the Caribbean region.

Mr. Roberts received a BA and LL.B. from the University of West Indies, a Legal Education Certificate from the Caribbean Council of Legal Education, and a Diploma in Legislative Drafting from the University of Ottawa in Canada and attended Harvard University for a program of instruction for lawyers in 1995 and 1996.

Michael Cumming (aged 65), Non-Executive Director

Michael Cumming has over 35 years of experience in the field of Private Equity. Until his retirement in 1996 he was, for 14 years, the Managing Director of Barclays Private Equity, which he expanded from a London base into a company with nine offices worldwide.

He is currently Chairman of Mercia Fund Management Ltd, Matrix Income & Growth 2 VCT plc, Private & Commercial Finance Group PLC and UK Smaller Companies Tracker Trust PLC. He is also a Non-Executive Director of Graphite Enterprise Trust PLC and Forelle Estates Holdings Ltd.

He has been awarded degrees from Royal School of Mines, Imperial College, London and the Stanford Graduate School of Business Administration, Palo Alto, California.

Corporate Governance

The Board recognises the importance of sound corporate governance and the Directors intend to ensure that following the Admission, the Company continues the policies and procedures, which have already been adopted, reflecting the Principles of Good Governance and Code of Best Practice as published by the Committee on Corporate Governance (commonly, known as “the Combined Code”) as are appropriate to the Company’s size on Admission.

The Company has an Audit and a Remuneration Committee with formally delegated duties and responsibilities. The Audit Committee consists of Messrs. Cumming, Grossman, and Roberts. The Audit Committee receives and reviews reports from management and the Group’s auditors relating to the interim and annual accounts and the accounting and internal control systems in use throughout the Group. The Audit Committee has unrestricted access to the Group’s auditors.

The Remuneration Committee consists of Messrs. Cumming, Grossman, and Roberts and is responsible for reviewing the scale and structure of the executive directors’ and senior employees’ remuneration and the terms of their service or employment contracts, including the Share Option Plan and other bonus arrangements. The entire Board sets the remuneration and terms and conditions of the non-executive directors.

The Directors intend to comply with Rule 21 of the AIM Rules relating to directors’ dealings as applicable to AIM companies and will also take all reasonable steps to ensure compliance by the Group’s applicable employees.

Share Option Plan

The Directors believe that the Group’s success is highly dependent on the quality of its employees. To assist in the recruitment, retention and motivation of employees, an important part of the future remuneration strategy has been and continues to be the ability to award equity incentives, and in particular, share options to employees.

The Company’s 2001 Share Option Plan provides that eligible persons may acquire options to purchase Ordinary Shares or ADRs. The Board serves as the Share Option Committee. The current Share Option Plan was adopted by the Board on 17 May 2001 and approved by the shareholders on 17 May 2001.

There are a total of 10,484,416 outstanding Options as of 21 October 2005, which may be exercised as Ordinary Shares or ADRs. A total of 1,482,459 Options have been granted and exercised as of 21 October 2005. The maximum number of Shares with respect to which Options may be granted under the 2001 Plan is 15,000,000. If any Option shall lapse or shall be cancelled, then the Shares represented by such Option shall become available for issuance of new Options. All employees, officers, directors and other persons who provide services to the Company or any of its subsidiaries, as determined by the Board, are eligible to participate in the Share Option Plan.

Options granted to employees, officers or directors now normally vest only at the end of a 3-year period from the date of the grant.

Dividend policy

The Directors intend to commence the payment of dividends only when it becomes commercially prudent and strategically appropriate to do so, having regard to the availability of the Company’s distributable reserves, the retention of funds required to fund the Group’s working capital, its growth plans and its ongoing research and development program.

Dealing arrangements

Trading in the Company’s Existing Ordinary Shares on AIM and in respect of the ADRs, on the OTC Bulletin Board, was suspended on the 25 October 2005. It is anticipated that trading in the Company’s Existing Ordinary Shares will recommence on AIM on 14 November 2005 and, in respect of the ADRs, on the OTC Bulletin Board as soon as is practicable. Application will be made by the Company for the Enlarged Share Capital to be admitted to AIM on completion of the Proposals. Subject to completion of the Proposals, trading in the Enlarged Issued Share Capital is expected to commence on 12 December 2005.

If the Proposals are not completed, the Existing Ordinary Shares will continue to be traded on AIM, the ADRs will continue to be traded on the OTC Bulletin Board as soon as is practicable, the Placing will not take place, the Acquisition will not complete, the Acquisition Agreement will lapse and the Consideration Shares will not be issued or admitted to AIM.

Lock-ins and orderly market arrangements

On Admission, the Directors will own in aggregate 35,002 Ordinary Shares, representing approximately 0.0902 per cent. of the then issued share capital of the Company. Each of the Directors has undertaken to the Company and Daniel Stewart that, save in certain limited circumstances, they will not dispose of any interest in any Ordinary Shares held by them (and will use their reasonable endeavors to procure that any connected person within the meaning of the Act does not dispose of their interests in Ordinary Shares) until 17 May 2006, being 12 months from initial Admission of the Company’s shares to trading on AIM, other than with the prior written consent of Daniel Stewart and for a further twelve months, only after having consulted Daniel Stewart, or the Company’s then broker and nominated adviser, so as to ensure the maintenance of an orderly market in the Ordinary Shares.

These lock-ins also relate to the exercise and sale of vested Options by Directors.

After Admission, Opunosa will own in aggregate up to 10,884,354 Ordinary Shares, representing approximately 19.4 per cent. of the then issued share capital of World Gaming and has undertaken to World Gaming and Daniel Stewart that, save in certain limited circumstances, it will not dispose of any interest in any Ordinary Shares held by it for one year from Admission other than with the prior written consent of Daniel Stewart and for a further twelve months, only after having consulted Daniel Stewart, or the Company’s then broker and nominated adviser, so as to ensure the maintenance of an orderly market in the Ordinary Shares.

Details of the terms of the lock-in agreements can be found at paragraph 19 of Part VIII of this document.

Availability of this document

Copies of this document will be available, free of charge to the public from Daniel Stewart at Becket House, 36 Old Jewry, London, EC2R 8DD during normal office hours on any weekday (Saturdays and public holidays excepted) from the date of this document until a date one month after Admission.

Taxation

Further information regarding UK taxation in relation to the Ordinary Shares and Admission is set out in paragraph 15 of Part VIII of this Document. If you are in any doubt about your tax position you should consult your own independent financial adviser immediately.

Admission, settlement and CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by written instrument. The Articles of Association of the Company provide for the Directors to implement procedures that will permit the holding of Ordinary Shares under the CREST system. The Ordinary Shares are currently enabled for settlement in CREST and are in registered and uncertificated form. CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Subscribers for Placing Shares under the Placing may, however, elect to receive their Ordinary Shares in uncertificated form if, but only if, that person is a “system member” as defined in The Regulations in relation to CREST. Further information is set out in the placing letters issued in connection with the Placing. It is expected that share certificates, for those that wish to receive them, will be posted to persons who subscribe for Placing Shares.

The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. The OTC Bulletin Board is a quotation medium for subscribing members, not an issuer listing service. Securities quoted on the OTC Bulletin Board are traded by a community of market makers that enter quotes and trade reports through a closed computer network. Companies whose securities are quoted on the OTC Bulletin Board do not have any filing or reporting requirements with the NASDAQ Stock Market, Inc. of the NASD.

Annual General Meeting

The approval of the Shareholders in relation to the Proposals will normally be sought at an extraordinary general meeting of the Company. As the timing for such approval coincides with the proposed holding of the AGM, the approval of the Shareholders will be sought by the tabling of Resolutions 8 to 11 as special business at the AGM.

At the end of this document you will find a notice convening an AGM of the Company, which is to be held at Minerva House, 5 Montague House, London SE1 9BB at 10.00 a.m. GMT on 9 December. The AGM Resolutions will provide as follows:

As Ordinary Business

Resolutions 1 through 7 will be proposed as ordinary resolutions.

1.               To receive and adopt the Company’s annual accounts for the financial year ended 31 December 2004 together with the last directors’ report and auditors’ report on those accounts.

2.               To reappoint James H. Grossman as Director who retires by rotation as required by Article 88 of the Articles of Association of the Company (the “Articles”).

3.               To reappoint Michael Cumming as Director who has been appointed since the last annual general meeting as required by Article 81 of the Articles.

4.               To reappoint Jonathan Moss as Director who has been appointed since the last annual general meeting as required by Article 81 of the Articles.

5.               To reappoint Kingston Smith, Chartered Accountants, as the auditors for United Kingdom statutory filing purposes at a remuneration to be determined by the Directors.

6.               To reappoint HJ and Associates, LLC as the auditors for submission of the annual report in the Form 20-F to the Securities and Exchange Commission at a remuneration to be determined by the Directors.

7.               To transact any business of the Company arising in connection with the above motions.

As Special Business

Resolutions 8, 9 and 10 will be proposed as ordinary resolutions and resolution 11 will be proposed as a special resolution.

8.               To approve the proposed transactions with Real and Opunosa (which transactions constitute a reverse takeover within the meaning of Rule 14 of the AIM Rules) as described in this document (the “Transactions”) which includes the issue of up to $24,000,000 worth of equity securities at the Placing Price to Opunosa as vendor of the whole of the shares of DNI.

9.               To approve the proposed admission of the Company’s ordinary share capital to trading on AIM, a market operated by the London Stock Exchange plc.

10.         That the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the “Act”) to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to but not exceeding an aggregate nominal amount of £1,000,000 provided that this authority is for a period expiring five years from the date of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired.

11.         That subject to the passing of the previous resolution the Directors be and are empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by the previous resolution as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(a)          the allotment of up to 5,600,000 Ordinary Shares of £0.002 each in connection with the proposed placing by Daniel Stewart & Company Plc (the “Placing”);

(b)         the allotment of equity securities in connection with an offer of such equity securities, which is open for acceptance for a period fixed by the Directors, to holders of ordinary shares on the register on a fixed record date in proportion (as nearly as may be practicable) to their respective holdings of ordinary shares, but subject to such exclusions or other arrangements as the directors may deem necessary or desirable to deal with fractional entitlements or with legal or practical problems arising in, or the requirements of any regulatory body or any stock exchange in, any territory;

(c)          the allotment of up to 15,000,000 Ordinary Shares pursuant to the exercise of share options granted under the World Gaming Plc Share Option Plan;

(d)         the allotment of such number of Ordinary Shares, otherwise than as referred to in sub-paragraphs (a), (b) and (C) above, as is equal to ten per cent. of the sum of the issued ordinary share capital of the Company immediately following the Placing and the Transactions;

and this authority shall expire (unless previously revoked, varied or renewed) at the conclusion of the Annual General Meeting of the Company to be held in 2006 or, if earlier, the date which is 15 months from the date of this resolution, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

If the Resolutions are duly passed, the Board will be authorised to allot the Consideration Shares and the Placing Shares, following which there will be 443,897,984 unissued Ordinary Shares, of which the Board will be authorised to allot 5,610,202 Ordinary Shares (representing approximately ten per cent. of the Enlarged Issued Share Capital) on a non pre-emptive basis.

Irrevocable undertakings to approve the proposals

James H. Grossman has irrevocably undertaken to vote in favour of the Resolutions numbered 8 to 11 at the AGM in respect of his beneficial holdings of 35,002 Ordinary Shares which represents approximately 0.0902 per cent. of the current issued Ordinary Share Capital of the Company.

Further information

Your attention is drawn to Parts II to VIII of this document, which provide additional information.

Action to be taken by Ordinary Shareholders

You will find enclosed with this document the Form of Proxy for use in connection with the AGM. Whether or not you intend to be present at the AGM, you are asked to complete the Form of Proxy in accordance with the instructions printed on it so as to be received by the Company’s registrars, Capita Registrars, Proxies Department, PO Box 25, 34 Beckenham Road, Kent, BR3 4BR, as soon as possible but in any event not later than 10.00 a.m. (GMT) on 7 December 2005. Completion of the Form of Proxy will not preclude shareholders from attending and voting at the meeting should they so wish.

Action to be taken by ADR holders

You will find enclosed with this document the Form of Proxy for use in connection with the AGM. If you are voting your proxy by mail, the proxy must be received by the Depository, Continental Stock Transfer and Trust Company, not later than 12.00 noon (New York time) on 5 December 2005 in order to be tallied and forwarded to be received by the registered office not less than 48 hours before the time appointed for the meeting (after which time any proxy received will not be valid) together with, if appropriate and failing previous registration with the Company, the power of attorney under which the form of proxy is signed (or a notarially certified or office copy thereof). If you are voting your proxy by Internet or by telephone, it must be received by 8.00 p.m. (New York time) on 2 December 2005.

Recommendation

The Directors believe that the proposed Acquisition and Placing is in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that you vote in favor of the AGM Resolutions numbered 8 to 11 to be proposed at the AGM as they have undertaken to do in respect of their own beneficial holding of 35,002 Ordinary Shares, representing approximately 0.0902 per cent. of the Existing Ordinary Shares.

Yours faithfully

James H. Grossman
Chairman

PART II

Risk Factors

In addition to the other relevant information set out in this document, the following specific factors should be considered carefully in evaluating whether to make an investment in the Company. The investment offered in this document may not be suitable for all of its recipients. If you are in any doubt about the action you should take, you should consult a person authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities.

AIM

Potential investors should be aware that the value of shares can go down as well as up and that an investment in a share, which is to be traded on AIM, may be less realisable and may carry a higher degree of risk than an investment in a share quoted on the Official List. The price which investors may realise for their holding of Ordinary Shares, and when they are able to do so, may be influenced by a large number of factors, some of which are specific to the Group and others of which are extraneous. It may be difficult for an investor to sell his or her Ordinary Shares and he or she may receive less than the amount paid by him or her for them. The Ordinary Shares may not be suitable for short-term investment.

Seasonality of business

Because of the current mix of the Group’s products and services, its revenues from Licensees decrease significantly during those periods of the year when US winter sports, including American professional and college football, are not being played. This substantially reduces the Group’s operating cash flow and could make it difficult to meet its commitments. The Group is addressing this risk through the development and licensing of non-event reliant gaming products and broadening its customer base. However, there is no guarantee that the gaming market in which the Group operates will continue to respond favourably to these new products.

Potential requirement for additional funding

World Gaming currently has sufficient capital to meet its planned development objectives for the Acquisition and significant positive cash flow. Should these development objectives change significantly or current revenue streams decline materially, the Group may require additional financing. There can be no assurance that any such capital or additional financing will be available on terms acceptable to the Company, or at all. Any such additional financing, if available, could result in further dilution of the equity interests of existing shareholders.

Prior Management Issues

Between 2001 and 2003 there was significant turnover amongst the directors and senior managers of the Group, including the appointment of six successive Chief Executives. Such senior management turnover may affect the Group’s operations and relationships with its customers and Licensees. While the Directors believe otherwise, there is a risk that the Group could continue to experience senior management turnover and would not be able to attract and keep the experienced senior personnel necessary for its stability and development. Additionally, actions by prior management before 2000 resulted in certain legal proceedings most of which have now been resolved against the Company, which on occasions, may impact the perception of the Company within its industry. There is no guarantee that further lawsuits will not be filed against the Company for issues arising from the Company’s part especially given the Company’s recent improvement in performance.

The Internet Gaming industry may be sensitive to economic conditions

The Internet Gaming industry is relatively new and there is insufficient history for the Group to predict the impact that changes in economic conditions will have on the business of the Group over an extended period of time. Although it is likely that a downturn in the economy of a particular country may have a negative impact on the Group’s revenues, the extent of such impact is uncertain.

Transaction Risks

Knowledge of the Vendors

Real, DNI and Opunosa are part of a structure of corporations in various jurisdictions. Although the Company has been a licensor to the SPORTSBETTING.COM Group since 1999 and has personally interacted throughout the relationship with the individuals involved with the Vendors, detailed information about the companies has been kept confidential. For this reason there may be associated liabilities of which the Company is not aware and that the terms of the agreements may be difficult to enforce against relevant parties.

Services Agreement difficult to enforce

ISI will be responsible for the operations and function of the Websites, assisted by a newly formed marketing company, following completion of the Acquisition. The marketing company will employ certain of the key personnel who previously provided similar services to the SPORTSBETTING.COM Group and utilise many of the same assets, methods and relationships as prior to the Acquisition. However, there can be no guarantee that the marketing will continue to be as effective in this new form or under the direction of the Group, as it has previously been.

It is unclear whether the Purchaser would be able to enforce the terms of the services agreement with specific performance. If the marketing company does not perform, it is likely that the Purchaser’s only remedy would be to seek money damages up to US$2 million. In order to mitigate risk, the Group will be seconding staff to work on a day-to-day basis with the marketing company.

The MPA contains no guarantee.

The MPA contains no guarantee. Normally a transaction of this nature would include a guarantee from a credible entity or individual to back the warranties. The transaction does include a holdback of 10 per cent. of the consideration. Should the Purchaser want to claim against the Vendor for any reason, there is a significant risk that it will be unable to recoup any of that original $54 million in cash.

Regulatory Risks

The legality of Internet Gaming is subject to uncertainties arising from differing approaches to where gaming activities take place and which authorities have jurisdiction. The Group maintains its gaming servers in, and conducts its business out of, Antigua where it holds a licence for the undertaking of its Internet Gaming activities. Generally, the belief throughout the industry is that the gaming business is transacted where the gaming servers and management of that business are located. Accordingly, a strong argument can be made that the Group is subject to the laws of Antigua, the jurisdiction from which it operates and is licensed. Notwithstanding that the Group’s gaming servers and management are located in a jurisdiction where the Group maintains an Internet Gaming licence, given that consumers involved in Internet Gaming are located around the globe some prosecuting and regulatory authorities in some other jurisdictions consider Internet Gaming transactions to be subject to their local anti-gaming laws and regulations. There exists a risk that criminal and/or civil proceedings could be initiated in various countries against the Group’s Licensees or the Group, and such proceedings could potentially expose the Group and/or their directors to fines and other sanctions, including imprisonment.

In addition, as electronic commerce develops further, it may generally be the subject of government regulation including taxation, which could impact on the Company’s financial position. Furthermore, current laws that pre-date or are incompatible with Internet electronic commerce may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on the Group’s business, revenues, operating results and financial condition. It is impossible to predict when, or if, the regulatory or legislative regime in such countries will change, what changes, if any, will be made and what effect, if any, such changes will have on the Group’s activities. It is possible that legislation in any relevant jurisdiction may make it illegal for players in that jurisdiction to participate in Internet Gaming. Any such developments could have a material adverse effect on the Group’s business, financial position and future prospects.

Any future legal proceedings against the Group relating to Internet gaming could involve substantial litigation expense, penalties, fines, injunctions or other prohibitions being invoked against it or its directors and officers or others and the diversion of the attention of key executives. The outcome of any litigation cannot be predicted.

With the Company’s acquisition of the business assets of one of its largest Licensees (and a gaming operator), there exists a risk that the activities of the Group will face greater scrutiny. In response, the Group intends to adopt a risk mitigation strategy in licensing, through one of its subsidiaries, whereby those assets to be acquired from the SPORTSBETTING.COM Group will be licensed by the Company’s subsidiary to a third party licensed gaming operator located in Antigua. In this way, the Group itself will not be legally deemed to be an operator but, instead, a licensing company. This Antiguan company will hold the applicable gaming licence and operate the business. It remains uncertain, however, whether such structure would stand up to closer scrutiny by the relevant authorities.

The United States

Whilst the Group does not have a physical presence in the United States (other then a dormant subsidiary domiciled in Delaware (LVA Holdings, formerly, Starnet Communications), a vast majority of its revenue is generated from Licensees whose customers are United States residents and the Company is about to acquire the business assets of its largest Licensee, which has similar proportions of US resident customers.

The Department of Justice in the United States (“DOJ”) has asserted that various federal criminal statutes prohibit Internet Gaming (both sports and non-sports) offered to US residents. The Wire Act is the federal statute most often cited in connection with Internet Gaming and this has been judicially interpreted to only prohibit on-line sports betting (it was concluded in the MasterCard International Inc. case in 2002 that the Wire Act does not prohibit non-sports Internet gambling, the statutory language requiring that the object of the gaming be a sporting event or contest). With respect to the Wire Act and on-line sports wagering, the DOJ has successfully prosecuted Jay Cohen (“Cohen”) and World Sports Exchange (“WSE”), a corporation unrelated to the Company, citing violations of the Wire Act. In February of 2000, Cohen, president of WSE, sports betting company located and licensed in Antigua, was convicted in Manhattan federal court after a two-week trial of operating a sports betting business that accepted bets and wagers on sporting events from Americans over the Internet and telephones. Cohen was convicted of conspiracy to violate the Wire Act and seven substantive violations of the Wire Act in connection with his operation of WSE. It was found that Cohen caused WSE to take bets on various sporting events and contests from Americans located in the US. WSE invited customers from throughout the United States to contact WSE by telephone or by Internet and open a sports betting account, to wire transfer money to WSE to fund that account, and then to bet on American sporting events and contests using that account.

In addition to the above federal law risk, certain states in the United States expressly prohibit Internet Gaming and the prosecuting authorities in several states may argue that Internet Gaming is prohibited by their general gambling laws. The legal status of various other federal or state laws that prohibit or could be argued to prohibit Internet Gaming is uncertain. As a result, the Group faces the risk of federal or state enforcement or other action being taken against it or its service providers so as to prevent or seriously impede its ability to offer Internet Gaming services in the United States. To date, the position taken by federal and state law enforcement authorities has affected the Company’s business in various ways. Certain US banks, for example, have agreed with state authorities not to participate in the processing of payments for Internet Gaming and others have been unwilling to do so. Further, some media companies have been dissuaded from carrying out advertising for Internet Gaming businesses as a result of actual or threatened action by federal and state prosecution authorities. Both of these have affected the ability of the Group’s Licensees to continue to grow their business in the US.

Furthermore, no guarantee can be given that US authorities will not seek to prosecute offshore gaming operators, or companies, which promote them, and no prediction can be given as to the success of any such prosecutions. Any significant restriction on participation in, or marketing or promotion of, Internet Gaming especially in the US would have a significant adverse effect on the Group’s business, financial position and future prospects.

WTO decision

In November 2004, following a complaint from the Government of Antigua and Barbuda, the United States was found by the WTO to be in violation of its commitments under the General Agreement on Trade in Services (“GATS”) by treating certain operators of Internet gambling services licensed in Antigua and Barbuda less favourably than provided in the US GATS Schedule. On 7 April 2005, the WTO Appellate Body issued its decision. The Appellate Body held that the United States made a specific commitment to the cross-border supply of gambling and betting services in its GATS Schedule, and that three federal laws (i.e., the Wire Act, the Travel Act and the Illegal Gambling Business Act) were inconsistent with its commitment. Member countries are, however, allowed to pursue certain general objectives even if, in doing so, the country acts inconsistently with its obligations. The Appellate Body found that the three federal laws fell within the scope of one of the exceptions as “necessary to protect public morals or to maintain public order.” However, in order for an exception to apply, the country must not apply its law in a manner that would constitute “arbitrary” or “unjustifiable” discrimination against the opposing country. The Appellate Body held that, in light of the Interstate Horseracing Act, which permits certain forms of remote betting on horse races, the three federal laws were discriminatorily applied as to betting on horse racing and therefore inconsistent with the United States’ obligations under the GATS. The Appellate Body recommended that the WTO Dispute Settlement Body (“DSB”) request that the United States bring its measures into conformity with its obligations. However, this obligation relates only to betting on horse racing, and not to other kinds of gambling. The United States has indicated to the DSB that it will use legislative means to clarify the relationship between the Interstate Horseracing Act and the three pre-existing federal criminal statutes. On 19 August 2005 the DSB issued a ruling granting the United States until 3 April 2006 to bring its regulation of Internet gambling services into conformity with its obligations under the GATS.

Canada

Although the Group prevents its Licensees from accepting bets from Canadians resident in Canada, it does have presence in Canada by virtue of the fact that a subsidiary of the Company is resident in British Columbia which employs various individuals resident in Vancouver to provide IT back-up support and general administrative functionality to the Group, including finance.

The federal Criminal Code of Canada (“Canadian Criminal Code”) sanctions all illegal gaming and is drafted broadly enough to cover Internet Gaming. Under the Canadian Criminal Code, with the exception of bets on pari-mutuel horse racing, only provincial authorities may conduct and manage gaming and betting that is operated on or through a computer or video device. The provision of gaming services not permitted under the Canadian Criminal Code is illegal and punishable by fine and/or imprisonment, and in appropriate circumstances forfeiture orders may be made by the courts. The extra-territorial application of the Canadian Criminal Code to Internet Gaming is dependent on there being a “real and substantial connection” between the actions said to constitute the offence and Canada. Factors that will be taken into account will include the site location of the operator, the host server, any intermediaries and the end-users. Advertising on-line sports betting and traditional casino games played on-line is also prohibited by the Canadian Criminal Code but there have been no prosecutions of Internet Gaming companies for advertising in Canada, although some media companies have been dissuaded from carrying out advertising for Internet Gaming businesses as a result of action by certain regulatory authorities. In connection with the Company gaining a greater understanding of the implications of a proposal to permit its Licensees to accept Canadian bets on its Gaming Software, the Company sought a legal opinion from Canadian counsel (the “Opinion”) to guide its thinking and decision-making. The Opinion concluded that if an offshore licensed Internet gaming provider has substantial contacts offshore, or outside Canada, the gaming contract between a Canadian resident and the offshore Internet gaming operator would be deemed to have been concluded in the offshore jurisdiction. The key connections, and more specifically, where the bets are accepted, money paid and contracts concluded render the debt a foreign and not a domestic one.

Great Britain

The Company is headquartered in London, which in addition to being listed on AIM has a sales function located there as well. On 7 April 2005, the Gambling Act 2005 (“Gambling Act”) was

passed by Parliament. The Government has indicated that the Gambling Act will come into force in stages, with full implementation targeted for 1 September 2007. It will extend to the whole of Great Britain, but not generally to Northern Ireland and creates a revised system of regulation for all forms of gambling, including introducing a licensing regime for Internet Gaming. When the relevant sections of the Gambling Act come into force, they will permit providers of Internet Gaming facilities to establish themselves and their infrastructure in Great Britain subject to licensing and regulation by the Gambling Commission, a new unified regulator with extensive investigative and punitive powers. The Gambling Commission was formally established on 1 October 2005 although its responsibilities and powers will also be taken on in stages as the provisions of the Gambling Act are introduced. Under licenses granted pursuant to the new legislation, operators will be permitted to offer Internet Gaming services to customers in other jurisdictions, with the exception of those expressly prohibited. Furthermore, providers of Internet Gaming facilities without any remote gambling equipment situated in Great Britain will not be subject to licensing or regulation by the Gambling Commission.

Pending implementation of the Gambling Act, there will be a transitional period during which gaming will be regulated in Great Britain under the existing laws, which regulate off-line gaming activities. There exists a strong argument that, under the existing laws, where the operator’s servers, together with the infrastructure necessary to run the gaming operation, are located offshore, the operator is not providing any form of commercial gaming services in Great Britain and a licence is not required for such an operator to make available Internet Gaming services to customers in Great Britain. Furthermore, advertising carried out on web pages generated outside of, but accessible in, Great Britain is a matter to be regulated by the jurisdiction in which the web pages are generated.

European Union Member States

The provision of Internet Gaming in EU Member States may breach the applicable domestic law of those countries and thereby potentially expose the Company or its Licensees to criminal and civil sanctions. Further, there are prohibitions and restrictions on advertising in certain of the Member States. Cross-border Internet Gaming between Member States is not the subject of specific EU regulation. However, the European Court of Justice (“ECJ”) has, in a number of cases, considered the application of the principles of freedom of establishment and freedom to provide and receive or benefit from services in the context of the regulation of gaming in certain Member States, including the case of Piergorgio Gambelli & Ors in 2003. In Gambelli, the ECJ ruled that provisions of Italian law, which reserved the taking of bets to the state or its licensees and made criminal the taking of bets by others without authorisation, constituted a restriction on the freedom of establishment and the freedom to provide and receive or benefit from services. It went on to say that such restrictions might be justified on the basis of the overriding public interest of a Member State to protect consumers or maintain public order, taking into account moral, religious and cultural factors. However, a Member State could not justify the imposition of such restrictions on the basis of the protection of its fiscal interests. Further any restrictions must be proportionate and must be applied in a non-discriminatory manner. Accordingly, where a state was encouraging gaming, for example through participation in lotteries, games of chance and betting, in order to raise public funds, it could not claim that any restrictions imposed on others in offering gaming services were justified on public policy grounds. The application of the principles established by the ECJ is left to the national courts. The courts of most Member States have not yet addressed the application of these principles to their national laws and there has not been consistent application amongst those that have. There remains some uncertainty; therefore, as to the impact the Gambelli decision will have on the laws of, and enforcement policies in, Member States.

By way of example, following the Gambelli decision and despite the ruling of the ECJ in that case, the Italian Supreme Court held, in another case where the facts were analogous to those in Gambelli, that the relevant provisions of Italian law were not inconsistent with the principles of freedom of establishment and freedom to provide services within the EU. The Gambelli decision did not address the issue of advertising Internet Gaming services across Member States. However, the principle of freedom to provide and receive or benefit from services across Member States and the requirement that any restrictions must be applied in a proportionate and non-discriminatory manner are likely to be relevant in this regard, to the extent this issue is addressed by the European courts in the future. The draft Services Directive proposed by the European Commission states that it shall assess the possibility of presenting proposals for harmonisation instruments with respect to the provision of gaming services throughout the EU.

Competition

The Internet Gaming industry involves rapid technological change and is characterised by intense and substantial competition. Some of the Group’s competitors are well established, substantially larger and have greater resources than the Group. It is also likely that other competitors offering Gaming Software technology will emerge in the future.

Combinations of existing competitors and potential new entrants to the Internet Gaming market may bring together more employees, media assets, network traffic, longer operating histories, more established relationships with customers, established gaming expertise, and/or more established brands than the Group. Competitors may use their experience and resources against the Group in a variety of competitive ways.

There is also expected to be a trend toward industry consolidation among the Group’s competitors, so smaller competitors today may become larger competitors in the future. In such circumstances the Group could experience a significant decline in customers and revenues. If the legality of Internet Gaming were clarified in countries, which generate significant revenue, such as the US, the Group is likely to face increased competition from companies that do not currently offer Internet Gaming services. Companies that already have well known gaming brands as a result of their existing land-based gaming operations could enter the Internet Gaming market. Due to the size, growth and profitability of the Internet Gaming market, Internet companies may also become new entrants. If regulation is clarified in the US, it may encourage major US internet and gaming companies to leverage their brands and customer relationships, perhaps entering into joint ventures to bring together their combined expertise, resources and brand values to compete with the Group in the US market and globally.

Litigation

The Company, and certain members of the Group, are involved in litigation arising in most cases from the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

Collusion, computer automated players and other fraud

The Group is aware that certain customers seek to increase their gaming returns by collusion and fraud. Collusion between players and the use of sophisticated computer programmes that play poker automatically (‘bots’) are known methods of Internet Gaming fraud. The Group has implemented detection and prevention controls to minimise the opportunities for fraudulent play, but must continually monitor and develop their effectiveness to counter innovative techniques. If the Group fails to detect collusion, bots and other fraud, the Group could lose the confidence of its customers, thereby causing its business to suffer. The Group continuously monitors collusion and bots and regularly closes accounts and blocks access to offenders. If collusion, bots and other forms of fraud are not detected, the affected players may experience increased losses. This could lead to customers becoming dissatisfied with the Group’s sites, which could have a material adverse effect on its business, revenue and financial position.

Bad publicity from underage or compulsive gambling

The Group recognises that the attraction of Internet Gaming to some minors and players for whom gaming activities assume too great a role in their lives poses a challenge to the industry in which it operates. The Group has a commitment, to market its products to adult participants only and to following responsible gaming best practices and operating procedures at all times.

Addiction

There are examples of individuals bringing a class action against a gaming company as a result of their becoming pathological gamblers. Although the Group would resist any such claim against, if any such claim were brought against the Group or the Directors, whether successful or not, the

Group may incur considerable legal and other costs, management’s time and resources may be diverted, and the resulting dispute may damage the Group’s reputation and brand image and have a material adverse effect on its business, revenue and financial position.

Popularity of Internet Gaming

Internet Gaming is a relatively new phenomenon and the Group’s success is dependent on the continued popularity of Internet Gaming and of online poker in particular. The Group will need to develop other Internet Gaming products and services that will continue to attract and retain a broad range of customers. The Group’s competitors are constantly developing innovations in providing online poker and gaming products. As a result, the Group must continue to invest significant resources in research and development in order to enhance its websites, technology and its existing products and services and introduce new high-quality products and services that will appeal to customers. If the Group is unable to predict user preferences or industry changes, or if the Group is unable to modify its products and services on a timely basis, the Group may lose customers and marketing affiliates. Its operating results would also suffer if its innovations were not responsive to the needs of its customers or are not appropriately timed with market opportunity or are not effectively brought to market. As gaming technology continues to develop, the Group’s competitors may be able to offer games that are, or that are perceived to be, substantially similar to or better than the Group’s. This may force the Group to compete on bases in addition to quality of gaming products and service and to expend significant resources in order to remain competitive.

Coping with volume of usage increases

The performance of the Group’s on-line services is critical to its reputation and to achieving market acceptance. Although in recent years the Group’s systems have proved robust in processing very large volumes of transactions, an increase in the volume of usage of on-line services could strain the capacity of the software or the hardware employed, which could lead to slower response time or system failures, thereby adversely affecting the Group’s revenues.

Any system failure, including network, software or hardware failure, that causes interruption or an increase in response time of the Group’s on-line services provided to its Licensees could result in decreased usage of its services and, if sustained or repeated, could reduce the attractiveness of the Company’s on-line services to its clients.

On-line security risks

Despite the implementation of security measures by the Group, its network may be vulnerable to unauthorised access, computer viruses, denial of service attacks and other disruptive problems. A party that is able to circumvent security measures could misappropriate proprietary information or, perhaps, most critically, cause interruptions in the Group’s operations.

The Group may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. There can be no assurance that any measures implemented will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing our Licensees or web sites.

System failure

Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors that could cause system failure. Users of the Gaming Software may experience difficulties accessing the websites due to system failures or delays in accessing the Group’s systems.

U.S. credit cards

The Group derives most of its revenues from the revenues of its Licensees, which are directly dependent on the amounts of funds deposited by their customers. Substantial portions of these deposits are made by credit cards. Many U.S. issuing banks of major credit cards (i.e. Visa and MasterCard) have announced that they may decline authorisation to U.S. persons who try to use their credit cards for Internet Gaming.

Non-U.S. banks processing Internet Gaming transactions can become targets of U.S. criminal proceedings under the Patriot Act. The jurisdiction of the United States, under the Patriot Act, now extends to all non-U.S. banks that have correspondent accounts in the United States. The United States can freeze the non-U.S. bank’s U.S. correspondent account, if that bank is processing U.S. gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers, because the U.S. Department of Justice currently views all offshore gaming funds as tainted, and all offshore gaming as illegal. This creates a serious disincentive to the banks to process Internet Gaming transactions and adversely impacts the revenues of the Group’s Licensees.

Chargebacks

Chargebacks occur when customers, card issuers or payment processors seek to void credit card or other payment transactions. Chargebacks are a cost of most retail based businesses and do not relate just to Internet Gaming. Cardholders are supposedly able to reverse card transactions only if there has been unauthorised use of the card or the services contracted for have not been provided. In the Group’s business, players occasionally seek to reverse their real money losses through chargebacks. The Group places great emphasis on control procedures to protect from chargebacks. The Group has also sought to provide its customers with a variety of alternative payment processing methods to reduce the risk of chargebacks.

The market for Internet services is in a state of rapid technological change

The market for Internet services is characterised by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require the Group to effectively use leading technologies, continue to develop the Group’s technological expertise, enhance its current services and continue to improve the performance, features and reliability of software. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures to modify or adapt the Group’s software.

Intellectual property protection

The Group regards its proprietary software, trade secrets and similar intellectual property as critical to its success. In that context, the Group relies on a combination of copyright laws, trade secret protection, confidentiality and non-disclosure agreements and other contractual provisions.

There is no guarantee that these efforts will be adequate, or that third parties will not infringe upon or misappropriate the Group’s proprietary rights. In addition, although the Group has copyright protection, enforcement is limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of its web sites. The Group may also be sued for claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others.

The Group may be held liable for the content of Web sites for which it provides content or hosting

As a supplier of some Internet content and a host to other content suppliers, it is conceivable the Group could face potential liability for negligence, copyright, patent, or trademark infringement, defamation, indecency, disparagement and other claims based on the nature and content of the materials that the Group or its Licensee transmits.

Tax

The Group may be subject to tax in a number of jurisdictions, including jurisdictions in which the Company’s subsidiaries are incorporated, or have a branch or agency or permanent establishment or office. The Group may also be subject to tax in jurisdictions where any of its servers or Internet Service Providers or computers or customers or Licensees are situated or operate from. Most laws relating to taxation in most jurisdictions pre-date or are not drafted with the potential of their applying to cross-jurisdictional Internet businesses. Consequently, there is uncertainty as to the jurisdictions in which the Company’s subsidiaries could be subject to tax, the extent to which they could be so subject to tax, and what their overall tax liability in respect of any income, profit or gain could be. Subsequent to the filing date in some jurisdictions, the Group has completed certain material transactions. There can be no guarantee that these transactions will not give rise to further tax obligations. In late 2004 and early 2005, the Company engaged in certain transactions involving both unrelated entities (including its business venture with Sportingbet) and internal restructuring of various entities within the Group. These transactions resulted (or will result) in the transfer of assets and liabilities outside the Group and shifted (or will shift) the ownership of assets and business operations among companies within the Group. While the Company has worked with its tax advisors to achieve a favourable tax outcome for these transactions, the tax authorities of various jurisdictions may take a different view resulting in certain material negative consequences for the Company and members of the Group.

Additional information

Your attention is drawn to the information contained in the rest of this document.

PART III

Terms of the Acquisition

All terms within this proposal and any further discussions regarding the subject hereof are strictly confidential and subject to the terms of the non-disclosure agreement signed by both parties.

Proposed terms

1.

The SPORTSBETTING.COM Group is to be bought on a cash free, debt free basis with all amounts expressed in US dollars. All revenues up to the Effective Date will accrue to the Vendor. Any agreed open bets at the date of completion will be at the risk of the Purchaser.

2.

The consideration paid for the SPORTSBETTING.COM Group will be equal to six times its PBT for the calendar year of 2005 up to a maximum base consideration of $96 million, which shall be satisfied as to 75 per cent. in cash and 25 per cent. by the issue and allotment of Consideration Shares.

3.

The consideration shall be $96 million provided that the PBT is not less than $15 million. To the extent that the PBT is below $15 million the consideration shall be six times the 2005 PBT subject to a minimum consideration of $72 million (see the example detailed below). Any reductions shall come 75 per cent. from cash and 25 per cent. from equity.

4.	The effective completion date is expected to be December 2005.

5.	The Purchaser proposes to pay the consideration as follows:

		$ million
Description	Due	Example
First Payment
Cash Only	On completion	54.0

Second Payment — 6 x Full Year 2005 PBT less First Payment (to a maximum of $16 million) less holdback for Third Payment
Cash	7 January 2006	10.8
Shares	7 January 2006	21.6

Third Payment— 10 per cent. Holdback of Total Consideration
Cash	7 October 2006	7.2
Shares	7 October 2006	2.4
		96.0

6.	The third payment shall be placed in joint escrow from January 7 2006 with interest accruing to the Vendors.

7.	The first payment shall equal $54 million and shall be paid in cash on completion of the Acquisition.

8.

The second payment shall equal 6 x Full Calendar Year 2005 PBT less the first payment less 10 per cent. of 6 x Full Calendar Year PBT. For the purposes of this calculation, PBT shall be capped at $16 million, however, the Purchaser undertakes that the aggregate of the second and third payment will be not less than $18 million in cash and shares (effectively guaranteeing payment on a PBT of $3 million in Q4 2005). The cash component shall equal the first payment plus the second payment multiplied by 75 per cent. less the first payment. The share component shall equal the first payment plus the second payment multiplied by 25 per cent. The second payment shall be paid into escrow with $3.6 million paid on

7 November 2005, $3.6 million paid on 7 December 2005 and the balance paid on 7 January 2006 with interest accruing to the Vendors. The second payment shall be released from escrow upon verification of the financials on or before 31 January 2006. In the event of a dispute between the parties, the undisputed amount shall be paid to Real on 31 January 2006 with the disputed portion paid once the 2005 full-year audit is complete. In the event of a dispute both parties will agree an independent expert to resolve the disputed portion in a manner binding on both parties.

9.

The third payment shall become payable to the Vendors on 7 October 2006 subject to no warranties having been breached by the Vendors and any adjustments required to the 2005 full-year audit. In the event of a dispute, both parties will agree an independent expert to resolve the disputed portion in a manner binding on both parties.

10.

Shares are to be issued to the Vendors at the same price as the placing for World Gaming’s equity fund raising. These shares issued to the Vendors will be subject to lock-up arrangements including no sales permissible within the first 12 months after the Acquisition without World Gaming’s broker approval and then only through World Gaming’s broker for a further twelve months. Shares shall have certain voting rights restricted, specifically pertaining to change of control or composition of the board for a period of two years.

11.	The Vendor’s shareholding (including any concert parties) in World Gaming shall not exceed 29.9 per cent. at any time as a result of the transaction.

12.

The Vendors acknowledges that World Gaming is a publicly traded company. The Vendors further acknowledges that World Gaming is required to and that the parties to the transaction will comply with all of the rules and regulations of the Securities and Exchange Commission (SEC) of the US as well as compliance with appropriate UK laws and appropriate rules of the London Stock Exchange including, but not limited to, confidentiality and insider-trading rules.

13.

World Gaming will acquire certain assets including a customer databases, four primary URL and over one hundred international versions of these URL, relevant trademarks, and certain other proprietary information owned by the SPORTSBETTING.COM Group in respect of the operations and marketing of the gaming and wagering business.

14.

In addition an assignment will be made to World Gaming for various ongoing contracts relating to the URLs, including advertising, hosting services, dns services, email services and other marketing related contracts that are necessary for the continued operation of the sites. World Gaming has also entered into a contract with a consultant familiar and experienced with the sub-contractors used in the marketing of the SPORTSBETTING.COM Group’s business for the purpose of transferring the marketing know-how for the SPORTSBETTING.COM Group’s operations.

15.	The Vendor is required to make standard warranties and indemnities to the Purchaser regarding the business including, but not limited to, the SPORTSBETTING.COM Group’s audited financial statements.

16.	Both parties have agreed to pay their own costs of the transaction including any broker or finders fees.

17.

The Vendors shall have the right to appoint one person to World Gaming’s Board of Directors subject to the Vendors retaining 20 per cent. of the ordinary share capital and approval by the existing Board of Directors of World Gaming.

PART IV

Information on World Gaming

Introduction

World Gaming is a publicly traded holding company whose subsidiaries own a comprehensive suite of products and services, which they license to Operators. Through its wholly-owned subsidiaries, the Group licenses the Gaming Software and provides a complete package of related services for which it charges a royalty and other fees to Operators.

Prior to October 2004, the Gaming Software was owned and developed solely by the Group through its wholly owned subsidiaries. A joint venture agreement (described more fully in Part IV of this document) with Sportingbet was entered into in October 2004 pursuant to which the Gaming Software was transferred to an equally owned exempt liability partnership with Sportingbet called Bullen Road LP. Since that date, all the Gaming Software is being jointly developed with Sportingbet.

The Gaming Software is an established and reliable product, which provides Internet Gaming Operators with a user-friendly, fully integrated, high quality interactive platform. World Gaming, through its wholly owned subsidiaries, can provide flexible offerings for Operators, varying from full service solutions to simply providing software and hosting. These solutions are described more fully in Part IV of this document. Such flexible solutions enable the Group to reach a wider spectrum of on-line Operators and meet their customised Internet Gaming site requirements.

The Gaming Software, supplemented in certain cases by integrated third party products provides a suite of software to allow Licensees to design, operate and manage Internet Gaming websites. The full suite covers sports betting, horse racing, casino, virtual games and on-line poker. The Group sublicenses virtual games to enhance its casino offering and also sublicenses an on-line poker product from a supplier who has a specialist product in that area. The Directors are of the view that few rival providers offer such a comprehensive suite of integrated products. World Gaming currently licenses the Gaming Software to 14 Operators (including Real) and is actively seeking to add further quality licensees. In addition, Sportingbet, which is the largest user of the Gaming Software, continues to use the Gaming Software under the terms of the Joint Venture Arrangements.

The Directors believe that the Group’s products and services are well placed to succeed in the rapidly expanding Internet Gaming market. This market has grown from almost nothing in 1995 to reach revenues estimated at $6 billion in 2003 and over $8 billion in 2004. Forecasters expect the market to grow by 20-25 per cent, in both 2005 and 2006 and to rise as much as tenfold over the next ten years. Source: Christiansen Capital Advisors, LLC 2005.

The Group’s hosting, systems administration and certain key management functions are based and reside in Antigua. It has further support facilities in Canada with a sales department in the United Kingdom.

In May 2001 ADRs representing Ordinary Shares began quotation on the OTC Bulletin Board (Symbol: WGMGY.OB). The OTC Bulletin Board is a quotation service for over-the-counter securities operated by NASDAQ, although such securities are not actually listed on The NASDAQ Stock Market.

Key strengths

The Directors believe that the key strengths of the business are:

•                  Experienced and respected management team;

•                  Cash generative, profitable and growing;

•                  Established, widely used and highly reliable Gaming Software and infrastructure;

•                  Excellent record for processing high volumes of transactions;

•                  Flexible product offering for Operators;

•                  Track record as provider to industry leader;

•                  Low cost and short timescale set up for new Licensees; and

•                  Expansion opportunities including potential acquisitions

History and background

World Gaming became the holding company of the Group in May 2001 following a reorganisation and the sale of all businesses and assets, which were not related to Internet Gaming.

Most of the current management team were appointed in the second quarter of 2003.

Under previous management, the Group invested in research and development of the Gaming Software and spent significant amounts in sales and marketing without clear strategic guidelines for attracting new, quality licensees. Few new clients were signed during this period, and those that were, often had little experience and failed to provide any material revenues to the Group. Accordingly, significant losses occurred during this period. When the new management joined in April 2003, not only was the system experiencing significant downtime but also, there were non-payment issues with significant creditors, as well as a large number of outstanding commercial and legal disputes. In the 24 months immediately prior to the appointment of Daniel Moran as CEO, there were five CEO’s of the Company. The deteriorating financial and operational position of the Group led to Sportingbet, at the time by far the Group’s largest Licensee, becoming increasingly concerned about the Group’s ability to provide a quality software product as well as its financial ability to survive. Accordingly, in order to gain a degree of influence and protect its interests Sportingbet acquired a 29.6 per cent. shareholding in the Company and this was followed by the appointment of the current management team in April 2003.

The current management team immediately implemented strategies to reduce costs and protect the Group’s revenue streams. These strategies included stabilising the existing products and services through investment in the Group’s operating platform, refocusing development direction, suspending sales and marketing efforts until it could satisfy its existing Licensee base, and settling outstanding legal cases and outstanding liabilities with creditors. These objectives were largely achieved in a relatively short period and the Group turned its first annual profit in December 2003. Despite the significant improvements under the new management, Sportingbet required greater control over one of its most significant licensed software applications. Sportingbet and the Company entered into negotiations to establish a new relationship, which would satisfy both company’s goals. This resulted in the Joint Venture Arrangements set out below.

The Joint Venture Arrangements

The Joint Venture Arrangements, effective 1 October 2004, were entered into on 12 October 2004 between World Gaming and Sportingbet. The principle terms of the arrangements are as follows:

•                  The ownership of the IP of the Gaming Software was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of World Gaming and by Internet Opportunity Entertainment Limited (“IOEL”) (an affiliate of Sportingbet);

•                  In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to World Gaming ($3 million was paid on each of 12 October 2004 and 1 March 2005 and the balance of $4 million was paid on 1 November 2005). In addition, the economic value of Sportingbet’s then 29.6 per cent. shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the Ordinary Shares then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from World Gaming to Sportingbet was cancelled;

•                  Each of World Gaming and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

•                  During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea’s costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

•                  World Gaming retains the right to determine 30 per cent. of the development time on the Gaming Software;

•                  World Gaming has a worldwide royalty free licence allowing it to continue to use and sublicense the Gaming Software. In the event that World Gaming becomes an Operator, it would pay a 5 per cent. royalty only on those revenues to Sportingbet;

•                  Sportingbet has a worldwide royalty free licence to use the Gaming Software. Royalty payments of five per cent. are due from Sportingbet in the event that they licence the Gaming Software to any new Licensees;

•                  Sportingbet pays its proportion of the hosting costs on the Company’s systems and IT services at cost plus 10 per cent;

•                  The Joint Venture Arrangements may be terminated by World Gaming on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

•                  On any termination of the Joint Venture Arrangements, (a) Sportingbet must pay an additional $3 million to World Gaming (which would be retrospectively reduced by the amount of consideration if the Company sells its rights to the Gaming Software within 2 years thereafter); and (b) each of World Gaming and Sportingbet will be granted a perpetual, non-exclusive royalty free licence to use, sub-licence and assign of all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the right to any further improvements or developments made by the other party.

Strategy

The Group intends to continue to grow its revenues both from existing and new Licensees. The Group’s existing Licensees continue to experience strong organic growth and the Company is developing new products and services to support and maximise growth opportunities for these Licensees. In addition, the Group has refocused its efforts on licensing the Gaming Software to additional Operators and a number of new licences have been granted since the initial admission of the Company to AIM.

In January 2005, the Group appointed a Director of Sales and Marketing, Mr. Jon Moss, previously with WagerLogic Limited (CryptoLogic Inc’s licensing subsidiary) to implement this strategy.

The Directors have also been actively examining opportunities, which would allow them to exploit the Group’s existing assets and businesses to enhance shareholder value. This process has directly led to the Proposals outlined in this document.

Licensing Options

The Group can adapt to a prospective Operators specific requirements with a variety of flexible licensing options, for example:

•                  Product choice. The Licensee can choose the whole package of sports-betting, horse-racing, casino and on-line poker or just the individual components; and

•                  Services choice. The Licensee can choose to take the complete services package from World Gaming or manage the financial processing and end-user customers’ service themselves.

The Group believes that the Acquisition may reduce the likelihood that other established Operators will wish to switch platforms to the Group’s Gaming Software. However the Acquisition may strengthen the Group’s prospects of successfully offering white label solutions to potential

Licensees. These white label solutions are aimed at Licensees who possess their own high traffic websites, have substantial databases but do not have the skills or resources to manage an Internet Gaming infrastructure. In this scenario the Operator only has to focus on marketing (both customer acquisition and retention) and the Group performs or outsource the other required functions including provision of the Gaming Software, hosting services, end-user customer services, e-commerce/financial processing, risk management and fraud monitoring.

World Gaming has evolved an operating model over the past two years, which focuses on its core skills. The Group outsource certain other functions to specialist third parties who can provide the standard of service required by the Group and its Licensees cost effectively. These outsourced services include end user customer service, e-commerce processing for Licensees, customer deposits and withdrawals, risk management and fraud monitoring. These services are still overseen and monitored on the Licensee’s behalf by the Group. The Group has hosting equipment in a secure leased facility in the licensed gaming jurisdiction of Antigua on whose servers all gaming activity takes place. The Directors believe that hosting Licensee data is critical to maintaining system integrity, enables substantial cost control through maintaining a single site and provides security in the event of default by a Licensee.

The Gaming Software

The Gaming Software, supplemented in certain cases by integrated third party products provides a suite of software to allow Licensees to design, operate and manage Internet Gaming websites. The full suite covers sports betting, horse racing, casino, virtual games and on-line poker. The Group sublicenses virtual games to enhance its casino offering and also sublicenses an on-line poker product from a supplier who has a specialist product in that area. Each Licensee can individually design elements of the appearance of the front end website according to their own requirements and integrate this customised front end with the Gaming Software.

The Gaming Software:

•                  manages customer sign-up, balances and accounts;

•                  facilitates all of the financial and betting transactions between the Licensee and the customer;

•                  monitors odds and sports results;

•                  operates casino games using random number generators;

•                  records and allocates wins and losses;

•                  provides management information tools for review of both individual account and aggregate activity;

•                  provides management information tools for targeted marketing efforts; and

•                  provides financial reports for calculation and verification of royalty payment.

The Directors believe that the Gaming Software is reliable and has a proven capacity to operate at high levels of volume and turnover. In the year ended December 2004, the Group processed in excess of $6.2 billion in bets on its proprietary software platform at its hosting facility. The Directors believe that the sports betting component of the Gaming Software is a leader in its field. The horse racing, on-line casino, virtual games and on-line poker components of the Gaming Software are also fully featured and provide a complementary product to sports focused Operators enabling them to provide a full range of gaming and entertainment options to their players. In addition, the Gaming Software offers an integrated player account across all products.

The Gaming Software allows Licensees to monitor and review activity of customers on both an individual and aggregated level. Such reporting monitors relationships with affiliate networks, which are often used to drive traffic to the Licensees’ site. Marketing efforts such as use of affiliate networks have become dominant tools in the Internet Gaming market. The Directors believe that the Gaming Software’s ability to monitor player activity and map trends allows Licensees to maximise the efficiency and effectiveness of their marketing spend.

The Gaming Software also supports a full range of e-commerce transactions and payment types and manages volumes, which the Directors believe to be amongst the highest in the on-line sports betting industry. Such transactions can be integrated with a Licensee’s existing front-end payment systems or managed through outsourced solutions on the Licensee’s behalf.

Risk management for the sports betting product is outsourced by the Group. The Directors believe that the existing risk management function has yielded higher than average returns on sports betting over a number of sports seasons.

Computer Systems and Network

The Group’s computing systems have been designed to eliminate single points of failure where possible. For example, the Group utilises “high availability” computer servers and duplicate disk subsystems. The network infrastructure is intended to ensure reliable and responsive game play for Licensees and their customers. Most of the critical system components, such as the game servers and web servers, are distributed across multiple machines, which helps protect the gaming service from failures due to malfunctioning equipment. The highly scalable nature of the design of the system makes provisioning for additional capacity relatively easy. The network monitoring staff track the system at all times to maintain constant awareness of the system’s operating parameters. New equipment is installed when necessary to compensate for increased activity or anticipated peak demands for popular events.

The Internet connection at the Group’s network facility in Antigua is provided by an international service provider. Each gaming transaction is stored on a database that is replicated for redundancy and backed up daily to prevent data loss.

The Group’s hardware and software platform is provided by leading suppliers such as Sun Microsystems and Oracle.

Security Measures

While no system is completely secure, the Group has implemented multiple overlapping security measures to help protect against fraudulent and other non-authorised access.

The Group’s servers are configured to assume that all communication is from hostile sources, so only specific message types from known game sources are acknowledged. Denial of Service attacks can be alleviated through the business relationships with Global ISPs and the use of specialist hardware that was acquired specifically to defuse such attacks.

Research and development

Alea Software Ltd undertakes the development of the Gaming Software under the direct control of the joint venture vehicle, Bullen Road LP. Under the terms of the Joint Venture Arrangements all development of the Gaming Software is funded by Sportingbet, which is committed to spending a minimum of $16 million over the minimum term of the Joint Venture Arrangements of 3 years plus 12 months notice, which commenced on October 2004. Under the terms of the Joint Venture Arrangements, the Development Plan is agreed by the parties wherein Sportingbet is entitled to direct 70 per cent, of Gaming Software development work and the Group 30 per cent. Due to the nature of required development for the two parties, thus far the development objectives have been generally congruent and the development has been agreed by mutual consent. The Development Plan will initially focus on improving the interconnectivity of the Gaming Software and its modularity. If achieved, the Directors believe that this development will provide enhanced marketing opportunities for the Group to sell to Operators who want to improve individual aspects of their offering. Regular updates to the servers and database occur generally during the off-season (May through August) to accommodate for the substantial increase in betting volumes annually.

Intellectual property

The intellectual property relating to the Gaming Software is owned by Bullen Road LP an exempt limited liability partnership formed in the Cayman Islands of which the Company (through a wholly owned subsidiary) has a 50 per cent. membership interest and Sportingbet (through a wholly owned subsidiary) has a 50 per cent. membership interest, pursuant to the Joint Venture Arrangements. The Group has an unrestricted licence to use, sub-licence and assign its rights to the Gaming Software and the intellectual property underlying it for all of its current business operations and all currently anticipated developments of its business operations. Software that is completed and in development is protected through a combination of non-disclosure and non-competition agreements with employees, restricted and controlled use of third party developers, a check in/check out system for code, and copyright law (though no software is registered).

Competition

The competition for the Group’s existing products and services comes from two major sources, these being other Gaming Software companies and Operators who are seeking to further licence their own software (this is primarily competition in the white label market place). Several of the very largest sports betting Operators have developed their own software, or acquired there software providers, but this option is not usually cost effective for mid size Operators.

There are a number of software and service suppliers to the Internet Gaming market. However, the Directors believe that the Group maintains a differentiated product, primarily because such competitors are generally more product specific and do not offer the full range of products and services that can be provided by the Group.

PART V

Accountant’s Report on World Gaming

The Directors	The Directors
World Gaming plc	Daniel Stewart & Company plc
Minerva House	Beckett House
5 Montague House	36 Old Jewry
London	London
SE1 9BB	EC2R 8DD

14 November 2005

Dear Sirs

World Gaming plc (“World Gaming” or “the Company”)

We report on the financial information set out in this Part V. This financial information has been prepared for inclusion in the Admission Document dated 14 November 2005 (“the Admission Document”) of World Gaming plc on the basis of the accounting policies set out in the Notes to the Financial Information. This report is required by the Rules and is given for the purpose of complying with that Section 20.1 of Annex 1 to the AIM Rules and for no other purpose.

Responsibilities

The Directors of World Gaming plc are responsible for preparing the financial information on the basis of preparation set out in the Notes.

It is our responsibility to form an opinion on the financial information as to whether the financial information gives a true and fair view, for the purposes of the Admission Document, and to report our opinion to you.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that recorded by the auditors who audited the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion the financial information gives, for the purpose of the Admission Document, a true and fair view of the state of affairs of World Gaming plc at the dates stated and of its profits/losses, cash flows and changes in equity for the periods then ended in accordance with the basis of preparation set out in the Notes to the Financial Information.

Declaration

For the purposes of Paragraph (a) of Schedule Two of the AIM Rules we are responsible for this report as part of the Admission Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Admission Document in compliance with Schedule Two of the AIM Rules.

Yours faithfully

Kingston Smith
Chartered Accountants and Registered Auditors
60 Goswell Road
London
EC1M 7AD

Group Profit and Loss Account

		6 mths ended	Year ended	Year ended	Year ended
		30 June	31 December	31 December	31 December
	Note	2005	2004	2003	2002
		$’000	$’000	$’000	$’000
Turnover	1	4,800	16,288	17,698	16,777
Cost of sales		1,439	1,871	2,150	1,704
Gross profit		3,361	14,417	15,548	15,073
Other operating expenses (net)		2,353	9,337	13,218	20,336
Operating profit before interest and similar income		1,008	5,080	2,330	(5,263)
Investment income	2	157	111	147	92
Interest payable	3	(2)	(8)	(203)	(147)
Exceptional item
— Gain on Lease settlements	5	—	—	834	—
— Gain on Disposal	5	—	12,187	—	—
Profit on ordinary activities after exceptional items and before taxation	4	1,163	17,370	3,108	(5,318)
Taxation	7	—	—	—	—
Profit/(loss) for the financial period	7	1,163	17,370	3,108	(5,318)
Basic profit/(loss) per share	8	0.02	0.38	0.07	(0.16)
Basic profit per share
Excluding Non-Voting	8	0.03	0.53	0.07	—
Diluted profit/(loss) per share	8	0.02	0.34	0.05	(0.05)
Diluted profit per share
Excluding Non-Voting	8	0.03	0.46	0.05	—

The operating profit for the periods arises from the company’s continuing operations.

Statement of Total Recognised Gains and Losses

	6 mths ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Profit/(Loss) for the financial period	1,163	17,370	3,108	(5,318)
Currency translation difference on foreign currency net investment	(3)	168	(385)	(85)
Total recognised gains relating to the period	1,160	17,538	2,723	(5,403)

Group Balance Sheet

		30 June	31 December	31 December	31 December
	Notes	2005	2004	2003	2002
		$’000	$’000	$’000	$’000
Fixed assets
Tangible assets	9	1,174	1,419	1,854	2,931
		1,174	1,419	1,854	2,391

Current assets
Debtors	12	6,941	14,016	8,080	4,524
Cash at bank and in hand		16,527	7,944	2,896	922
		23,468	21,960	10,976	5,446

Creditors: Amounts falling due within one year	13	(3,537)	(7,094)	(11,102)	(9,827)
Net current assets/(liabilities)		19,931	14,866	(126)	(4,381)
Total assets less current liabilities		21,105	16,285	1,728	(1,450)

Creditors (including convertible debt): Amounts falling due after more than one year	14	—	—	(900)	(895)

Provisions for liabilities and charges	15	(428)	(257)	—	(1,200)
Net assets/(liabilities)		20,677	16,028	828	(3,545)

Capital and reserves
Called up share capital	16	154	134	133	97
Share Premium Account	17	5,144	1,675	1,614	—
Deferred Compensation Reserve	17	567	567	567	567
Merger Reserve	17	23,528	23,528	23,528	23,528
Profit and loss account	17	(8,716)	(9,876)	(25,014)	(27,737)
Shareholders’ funds (including non-equity interests)		20,677	16,028	828	(3,545)

Group Cash Flow Statement

		6 mths ended	Year ended	Year ended	Year ended
		30 June	31 December	31 December	31 December
	Notes	2005	2004	2003	2002
		$’000	$’000	$’000	$’000
Net Cash inflow/(outflow) from operating activities	18a	2,066	6,374	2,667	(1,203)
Returns on investments and servicing of finance	18b	155	103	778	(55)
Capital expenditure and financial investment	18b	(124)	(1,065)	28	(1,165)
Sportingbet Agreement		3,000	2,032	—	—

Cash inflow/(outflow) before financing		5,097	7,444	3,473	(2,423)
Financing	18b	3,489	(2,181)	(1,261)	1,845
Net increase/(decrease) in cash and liquid resources		8,586	5,263	2,212	(578)

Reconciliation of net cashflow to movement in net funds

	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Increase/(decrease) in cash for the period	8,586	5,263	2,212	(578)
Cash outflow/(inflow) from decrease/(increase) in debt	—	2,243	1,861	(2,676)
Decrease/(increase) in net debt resulting from cash flows	8,586	7,506	4,073	(3,254)
New Finance leases	—	—	(1,002)	(875)
Currency translation differences	(3)	(189)	(267)	(85)
Non Cash movements	—	900	—	—
	8,583	8,217	2,804	(4,214)
Net (debt)/funds at beginning of period	7,930	(287)	(3,091)	1,123
Net funds/(debt) at end of period	16,513	7,930	(287)	(3,091)

NOTES TO THE FINANCIAL INFORMATION
for the three and a half years ended 30 June 2005

Basis of preparation

The financial statements are prepared in accordance with applicable United Kingdom accounting standards and under the historical cost convention.

The group financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP) which differ in certain respects from the generally accepted principles in the United States (US GAAP). See note 26 for the summary of the effect of differences between the United Kingdom and United States GAAP.

A summary of significant accounting policies is set out below:

Basis of consolidation

The group financial statements consolidate the accounts of the parent company and all of its subsidiaries The financial statements of all group companies are made up to 31 December each year and to 30 June 2005 for the purposes of the six months accounts for the period to that date.

Turnover and income recognition

Turnover comprises sales to third parties net of trade discounts and of sales taxes. Initial license fees of gaming software are recognised as revenue upon the completion of the license sale transactions. Before the revenues are recognised, deposits from licensees are recorded as deferred revenue. Gaming and monthly licensing royalty revenues and other fees are recognised over the period services are provided.

Research and development

Development expenditure is carried forward only when its future recoverability can be foreseen with reasonable assurance and is amortised in line with sales from the related product. All research and other development costs are expensed to the profit and loss account as incurred.

Tangible fixed assets

Fixed assets are stated at historical cost less depreciation.

Depreciation or amortisation is provided on all tangible fixed assets, using the straight-line method over the estimated useful life of the assets at the following rates:

Computer hardware	3 years
Computer software	3 years
Fixtures and fittings	3 years
Motor Vehicles	4 years
Domain Name	5 years

Leasehold improvements are depreciated over the term of the related lease using the straight-line method.

Foreign currencies

The financial statements are prepared in US Dollars.

Assets and liabilities denominated in foreign currencies are translated into dollars at the rate of exchange ruling at the balance sheet date. Average rates of exchange ruling during the year are used to translate into dollars the profit and loss accounts of overseas subsidiaries prepared in their local currency. Any exchange differences arising are dealt with through the profit and loss account.

Differences on exchange arising from the retranslation of opening balance sheets of overseas subsidiaries to the rate ruling at the year end together with the differences between profit and loss accounts translated at average rates and year end rates are dealt with as movements in group reserves.

Long term financing of overseas subsidiaries intended to be, for all practical purposes, as permanent as equity is treated as part of the investing company’s net investment and exchange differences arising are dealt with through reserves.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not been reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group’s taxable profits and its results as stated in the financial statements. Deferred tax is recognised in the Statement of Total Recognised Gains and Losses on revaluations where at the balance sheet date there is an agreement to sell the asset. Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax assets are regarded as recoverable to the extent that on all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Leased assets and obligations

Where assets are financed by leasing agreements that give rights approximating to ownership (“finance leases”), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable during the lease term. The corresponding leasing commitments are shown as obligations to the lessor.

Lease payments are treated as consisting of capital and interest elements, and the interest is charged to the profit and loss account in proportion to the remaining balance outstanding.

All other leases are “operating leases” and the annual rentals are charged to profit and loss on a straight line basis over the lease term.

Rent free periods or other incentives received for entering into a lease are accounted for over the period of the lease so as to spread the benefit received over the lease term.

Provisions for liabilities and charges

Where the group has entered upon litigation, either as claimant or respondent, a provision is made, based upon legal advice, of the likely third party costs of handling such claims, and where appropriate, of settling any liability arising therefrom. Potential receipts from litigation are only recognised once received.

Deferred compensation reserve

The group provides for deferred compensation in respect of members of the Board of Directors who were granted options at exercise prices which are below market value at the time the options are granted.

1. Turnover and profit/(loss) on ordinary activities before taxation

World Gaming Plc is a holding company. The Company’s trading subsidiaries develop, operate and market proprietary software that is currently being used for Internet Gaming. The Group’s revenues are earned from licensing fees, service fees and royalties from licensees located outside North America. The Group’s business is internet based and in the opinion of the Directors any geographical analysis would not be meaningful.

The group’s turnover and results before taxation were all derived from its principal activity.

2. Investment income

	6 mths ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Other interest receivable	157	111	147	92
	157	111	147	92

3. Interest payable

	6 mths ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Finance leases	2	8	203	147
	2	8	203	147

4. Profit/(loss) on ordinary activities

	6 mths ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Profit/(loss) on ordinary activities before taxation is stated after charging:
Depreciation and amounts written off tangible fixed assets:
Charge for the period
owned assets	369	951	1,322	2,540
leased assets	—	469	611	628
Loss on disposals	—	201	—	74
Exchange (Gains)/losses	(21)	25	19	17
Operating lease rentals:
Other operating leases	87	295	362	435
Auditors’ remuneration
Group	103	125	97	105
Parent	30	30	30	5
Research and Development expenditure	—	2,745	3,511	3,169

During the period ended 30 June 2005 the group wrote off $nil (2004: $nil, 2003: $344,000,2002: $3,220,000) in provisions against unrecoverable transaction processing costs, uncollectible royalty fees and irrecoverable casino losses from unsuccessful licensees.

5. Exceptional item

The Joint Venture Arrangements, effective 1 October 2004, were entered into on 12 October 2004 between World Gaming and Sportingbet. The principle terms of the arrangements are as follows:

•                  The ownership of the IP of the Gaming Software was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of World Gaming and by Internet Opportunity Entertainment Limited (“IOEL”) (an affiliate of Sportingbet);

•                  In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to World Gaming ($3 million was paid on each of 12 October 2004 and 1 March 2005 and the balance of $4 million was paid on 1 November 2005). In addition, the economic value of Sportingbet’s then 29.6 per cent. shareholding in the Company was eliminated by the

•                  cancellation of all rights of any value attached to the Ordinary Shares then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from World Gaming to Sportingbet was cancelled;

•                  Each of World Gaming and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

•                  During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea’s costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

•                  World Gaming retains the right to determine 30 per cent. of the development time on the Gaming Software;

•                  World Gaming has a worldwide royalty free licence allowing it to continue to use and sublicense the Gaming Software. In the event that World Gaming becomes an Operator, it would pay a 5 per cent. royalty only on those revenues to Sportingbet;

•                  Sportingbet has a worldwide royalty free licence to use the Gaming Software. Royalty payments of five per cent. are due from Sportingbet in the event that they licence the Gaming Software to any new Licensees;

•                  Sportingbet pays its proportion of the hosting costs on the Company’s systems and IT services at cost plus 10 per cent;

•                  The Joint Venture Arrangements may be terminated by World Gaming on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

•                  On any termination of the Joint Venture Arrangements, (a) Sportingbet must pay an additional $3 million to World Gaming (which would be retrospectively reduced by the amount of consideration if the Company sells its rights to the Gaming Software within 2 years thereafter); and (b) each of World Gaming and Sportingbet will be granted a perpetual, non-exclusive royalty free licence to use, sub-licence and assign of all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the right to any further improvements or developments made by the other party.

The gain arising from the transaction has been calculated after charging associated costs as follows:

Consideration	13,300
Legal & Professional Costs	(1,043)
Loss on Disposal of fixed assets	(70)
12,187

The additional $3 million payable to the Company upon termination of the agreements by Sportingbet has not been included in these financial statements.

During the year ended 31 December 2003, the group was able to negotiate certain settlements with its lease creditors, which enabled the group to record gains of U.S.$834,000 in interest and capital amounts that were waived by the lease creditors for full settlement.

6. Employees

	6 mths ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
The average monthly number of persons (including Directors) employed by the company during the period was:
Development — North America	19	34	40	48
Operations — Caribbean	14	20	51	61
Corporate — U.K.	1	—	1	6
	34	54	92	115

Staff costs for above persons:
Wages and salaries	1,076	4,289	6,021	4,889
Social security costs	43	139	105	182
	1,119	4,428	6,126	5,071

Directors’ remuneration

	6 mths ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Emoluments	483	579	515	275
Benefits in kind	81	142	119	33
Compensation payment	—	37	200	—
Bonuses	150	487	180	—
Total emoluments	714	1,245	1,014	308

There are no benefits accruing under pension schemes to any Director.

Directors emoluments disclosed above include the following payments for the highest paid director:

Highest Paid Director

	6 mths ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Emoluments	205	469	284	208

7. Taxation

There are no tax charges for the periods because of the anticipated availability of tax losses brought forward from prior periods (2004,2003 & 2002 — $Nil). Factors affecting the tax position for the period were:

	6 mths ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Profit/(Loss) on ordinary activities before tax	1,163	17,370	3,108	(5,318)

Profit/(Loss) on ordinary activities multiplied by standard rate of 30% (2004: 30%: 2003: 30%, 2002: 30%;)	349	5,211	932	(1,595)
Effect of lower tax rates on overseas earnings net of losses	(349)	(5,211)	(932)	1,595

Current tax charge for period	—	—	—	—

The Group’s operations located in Canada are subject to tax to the extent that income is generated in that country. No tax is expected to be payable for any period up to 30 June 2005 because losses arose on the development activities to the extent that costs for such activities exceeded the recovery received from charging other relevant Group Companies for the services provided. The holding Company’s operations in the United Kingdom has losses relating to the costs it incurred primarily of general administrative costs. The US subsidiary has no business activities other than acting as a holding company for a number of group subsidiaries. It had tax losses carried forward at 30 June 2005 subject to confirmation by the US International Revenue Service. There were no significant Group expenses disallowable for tax purposes or depreciation charges materially different from available tax allowances on fixed assets. There are substantial tax losses available within the group. Utilisation of these losses is contingent upon agreement with the relevant tax authorities. A deferred tax asset for the benefit of future tax losses has not been included in these financial statements because of the uncertainty of the amount of losses available and when they will be utilised.

The Company’s operations located in Antigua operate under the offshore gaming laws of Antigua and Barbuda and therefore enjoy a 50 year tax holiday, apart from an annual gaming licensing fee of US $75,000 (2004: $75,000, 2003: $75,000, 2002: $75,000).

8. Earnings per share

The calculation of basic earnings per ordinary share is based on a weighted average of 47,679,738 (2004:45,981,407,2003: 42,932,416,2002: 34,193,181) ordinary shares in issue and a profit on ordinary activities after taxation of US$1,163,000 (2004: $17,370,000, 2003: $3,108,000 loss, 2002: US$5,318,000 loss).

The calculation of the diluted earnings per share uses the same earnings figure and the diluted weighted average number of ordinary shares of 53,695,109 (2004:50,880,157,2003:56,402,085, 2002: 34,193,181). The number of shares includes ordinary shares issued and potential ordinary shares from options granted and rights to convert loans into ordinary shares. The potential ordinary shares include only “in the money” option shares which are those shares where the grant price was below the average share price of the company’s issued ordinary shares in the year.

Earnings per ordinary shares after exceptional items for prior periods was calculated on profit of $5,183,000 for 2004 and for 2003: $2,274,000). The weighted average number of ordinary shares used in the calculations are unchanged from those used in the other basic and diluted earnings figures.

Earnings per share excluding shares with no voting or economic rights refers to the 13,506,204 shares held by Sportingbet PLC and its affiliates that have been set aside as a result of the transaction with Sportingbet PLC and may be repurchased by the Company for $1 when the Company has sufficient retained earnings to do so (see note 5). Therefore, for the purposes of EPS analysis, these shares shall be deducted from the Company’s issued share capital.

9. Tangible fixed assets

	Computer	Leasehold		Software &
	Hardware &	Improvements	Motor	Domain
	Equipment	& Fixtures	Vehicles	Names	Total
	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2002	7,111	907	114	2,431	10,563
Additions	1,549	52	—	501	2,102
Disposals	—	(118)	—	(68)	(186)
Exchange differences	(15)	13	—	8	6
At 1 January 2003	8,645	854	114	2,872	12,485
Additions	127	9	66	874	1,076
Disposals	(102)	—	—	—	(102)
Exchange differences	(8)	—	—	(41)	(49)
At 1 January 2004	8,662	863	180	3,705	13,410
Additions	692	49	—	324	1,065
Disposals	(6,102)	(967)	(106)	(2,364)	(9,539)
Exchange differences	259	164	1	305	729
At 1 January 2005	3,511	109	75	1,970	5,665
Additions	42	—	59	23	124
Disposals	—	—	—	—	—
Exchange differences	—	—	—	—	—
30 June 2005	3,553	109	134	1,993	5,789

Depreciation
At 1 January 2002	4,429	387	61	1,553	6,430
Charged in the year	2,175	218	25	750	3,168
Disposals	—	(44)	—	—	(44)
Exchange differences	9	(13)	—	4	—
At 1 January 2003	6,613	548	86	2,307	9,554
Charged in the year	1,371	147	25	390	1,933
Exchange differences	58	—	—	11	69
At 1 January 2004	8,042	695	111	2,708	11,556
Charged in the year	772	164	31	453	1,420
Disposals	(6,105)	(920)	(75)	(2,088)	(9,188)
Exchange differences	233	129	—	96	458
At 1 January 2005	2,942	68	67	1,169	4,246
Charged in the year	132	5	15	217	369
Exchange differences	—	—	—	—	—
30 June 2005	3,074	73	82	1,386	4,615

Net book value
30 June 2005	479	36	52	607	1,174
31 December 2004	569	41	8	801	1,419
31 December 2003	620	168	69	997	1,854
31 December 2002	2,032	306	28	565	2,931

The net book values of assets held on finance leases at 30 June 2005 was $nil (2004 — $Nil, 2003 —$1,324,000, 2002 — $778,000).

Assets costing $975,000 with accumulated depreciation of $830,000 were disposed of in the year ended 31 December 2004 under the Sportingbet Transaction at Note 5. Other asset disposals in 2004 relate mainly to recognition of fully depreciated assets retired from use in the year.

10. Investments in subsidiaries

Subsidiary	Principal Activity	Type of Shares Held	Percentage Owned	Country of Incorporation
WG International Ltd	Holding Company	Ordinary	100%	England & Wales
LVA Holdings Inc. (formerly Starnet Communications International Inc)(1)	Holding Company	Ordinary	100%	U.S.A.
Interactive Services Inc.	Licensing of Internet Gaming Systems	Ordinary	100%	Antigua
WG Interactive Inc.	Systems Administration	Ordinary	100%	Canada
World Gaming Europe Ltd(1)	Dormant	Ordinary	100%	England & Wales
SSII Ltd (formerly Starnet Systems International Inc)(2)	Licensing of Internet Gaming Systems	Ordinary	100%	Antigua
EFS Caribbean Inc(2)	Dormant	Ordinary	100%	Antigua
EFS St Kitts Inc(2)	Dormant	Ordinary	100%	Antigua
Inphinity Interactive Inc(2)	Dormant	Ordinary	100%	Canada
World Gaming Service Inc(2)	Dormant	Ordinary	100%	Antigua
ESCE Inc. (formerly Starnet Communications Canada Inc)(2)	Dormant	Ordinary	100%	Canada
TIC Inc	Dormant	Ordinary	100%	Antigua

All of the above companies operate within their country of incorporation and their results have been included in these consolidated financial statements.

(1)           Shares are owned by World Gaming International Ltd

(2)           Shares are owned by LVA Holdings Inc.

The Company holds a 50 per cent. interest in Bullen Road LLP, a limited partnership between Starnet Systems International Inc (“SSII) and IOE Limited (“IOE”), a wholly-owned subsidiary of Sportingbet Plc. Bullen Road LP is an exempt limited partnership formed in the Cayman Islands as a result of the transaction with Sportingbet described at Note 5 and owns the gaming software operated by the Company. The General Partner is Gwladys Street Limited, a company incorporated in the Cayman Islands and is jointly owned by SSII and IOE. The company is not required to make any capital contributions to the partnership beyond the intitial transfer of the proprietary gaming software, which was done in the year.

The net book value of the assets transferred was $nil. The partnership had no income or expenditure in the period ended 31 December 2004. Accounts have not yet been prepared for the partnership. Consistent with the accounting treatment of the Intellectual Property prior to its transfer to Bullen Road LLP, the Company’s share of the assets and liabilities of the partnership at 31 December 2004 has not been included in the consolidated financial statements. The cost and carrying value of the investment at 31 December 2004 was $nil in these financial statements.

11. Financial instruments and risk management

		6 months ended 30 June 2005			Year ended 31 December 2004
				Weighted			Weighted
		Aggregate	Weighted	period rate	Aggregate	Weighted	period rate
		Carrying	average	fixed for	Carrying	average	fixed for
	Currency	Amount	interest rate	Years	Amount	interest rate	Years
		$’000%			$’000%
Fixed rate liabilities	US	14	12	1	14	12	1

Fixed rate assets	US$	11,248	2.8		7,133	2.2%	—
	£Sterling	3,579	4.8
		14,827			7,133

		6 months ended 30 June 2005		Year ended 31 December 2004
			Weighted
		Aggregate	Average	Aggregate	Weighted
	Currency	Carrying Amount	Maturity Years	Carrying Amount	Average Maturity
		$’000		$’000%
Interest free liabilities	US$	—	—	—	—
	Canadian $	—	—	—	—
		—		—

Interest free assets	US$	1,544	—	717	—
	Canadian $	29	—	20	—
	East Caribbean $	127	—	74	—
		1,700		811

		6 months ended 30 June 2005		Year ended 31 December 2004
		Aggregate	Benchmark	Aggregate	Benchmark
		Carrying	Interest	Carrying	Interest
	Currency	Amount	Rate	Amount	Rate
		$’000		$’000
Floating rate liabilities	US$	—	—	—	—
	East Caribbean $	—	—	—	—
		—		—

		Year ended 31 December 2003			Year ended 31 December 2002
				Weighted			Weighted
		Aggregate	Weighted	period rate	Aggregate	Weighted	period rate
		Carrying	average	fixed for	Carrying	average	fixed for
	Currency	Amount	interest rate	Years	Amount	interest rate	Years
		$’000%			$’000%
Fixed rate liabilities	US$	385	12.7	1	128	11.8	1
	Canadian $	261	6.0	1	1,563	6.0	1
		646			1,691
Fixed rate assets	US$	—	—	1	44	5.1	0

		Year ended 31 December 2003		Year ended 31 December 2002
			Weighted		Weighted
		Aggregate	Average	Aggregate	Average
		Carrying	Maturity	Carrying	Maturity
	Currency	Amount	Years	Amount	Years
		$’000		$’000
Interest free liabilities	US$	1,669	1	1,299	1
	Canadian $	595	1	—	—
		2,264		1,299

Interest free assets	US$	2,879	—	1,483	—
	Canadian $	3	—	—	—
	East Caribbean $	14	—	16	—
		2,896		1,499

		Year ended 31 December 2003		Year ended 31 December 2002
		Aggregate	Benchmark	Aggregate	Benchmark
		Carrying	Interest	Carrying	Interest
	Currency	Amount	Rate	Amount	Rate
		$’000		$’000
Floating rate liabilities	US$	232	LIBOR+2%	812	LIBOR+2%
	East Caribbean $	3		—
		235		812

The group’s financial instruments comprise borrowings, cash and liquid resources, and various items such as trade debtors and trade creditors that arise directly from its operations. The main risks arising from the group’s financial instruments are interest rate, liquidity and foreign exchange risk. Financial instruments such as trade debtors and creditors have been excluded from the disclosures above. It is, and has been throughout the year, the group’s policy that no trading in financial instruments be undertaken. The fair values of the group’s financial assets and liabilities were not materially different from their book values.

Interest rate/Liquidity risk

Cash balances are placed so as to maximise interest earned while maintaining the liquidity requirements of the business. The Directors regularly review the placing of cash balances. When seeking borrowings, the Directors consider the commercial terms available and consider whether such terms are appropriate to the business.

Currency Risk Exposure

During the year the Group had minimal currency risk exposure other than that related to translation for accounting purposes.

Maturity of Financial Liabilities

The maturity profile of the Group’s financial liabilities at 30 June 2005 is detailed in the notes to these financial statements.

12. Debtors

	6 months	Year	Year	Year
	ended	ended	ended	ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Trade debtors	728	587	242	606
Trade debtors, related party	1,887	3,851	1,296	2,204
Consideration due, related party	4,000	7,000	—	—
Transaction processor reserves	—	2,234	5,948	1,484
Prepayments and accrued income	326	344	537	175
Other debtors	—	—	57	55
	6,941	14,016	8,080	4,524

Trade debtors from a related party represent trade balances due at 30 June 2005 from Sportingbet Plc. These amounts are usually collected within 30 days.

Transaction processors reserves represented rolling reserves held at merchant banks awaiting clearance and transfer to the Company’s bank accounts. These amounts were receivable on behalf of the Company’s licensees. No amount is payable to the licensee in respect of these balances until the amount has been collected from the respective processor. This division of the Company was closed in February of 2004. All balances were cleared in the period ended 30 June 2005.

13. Creditors: Amounts falling due within one year

	6 months	Year	Year	Year
	ended	ended	ended	ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Bank Overdraft	—	—	239	210
Obligations under finance leases	14	14	596	1,351
Trade creditors	613	523	762	1,663
Amounts due to Licensees	2,451	5,684	4,567	2,074
Amounts due to subsidiary undertakings	—	—	—	—
Other taxation and social security	—	5	22	189
Funds held on deposit	—	—	2,160	1,593
Loans Payable:
SportingBet Plc — related party	—	—	803	1,457
Other loans payable	—	—	50	100
Oracle	—	—	595	—
Accruals and other liabilities	459	868	1,308	1,190
	3,537	7,094	11,102	9,827

Amounts due to licensees primarily represent funds that are due to licensees from transaction processors, these amounts will be paid as they are collected on the licensees’ behalf. Funds held on deposit represented balances of the licensees’ customer accounts. Such balances are no longer maintained by the company.

Finance leases are secured on the related assets.

14. Creditors: Amounts falling due after more than one year

	6 months	Year	Year	Year
	ended	ended	ended	ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Loans Payable:
Goodison Park Limited — related party	—	—	900	—
Sportingbet plc — related party	—	—	—	655
Obligations under finance leases	—	—	—	240
	—	—	900	895

Repayable by instalments:
Loans Payable:
After more than one year but not more than two years	—	—	900	655

Finance Leases:
After more than one year but not more than two years	—	—	—	230
In more than two years but not more than five years	—	—	—	10
	—	—	900	895

On April 4, 2003 Goodison Park Ltd., a wholly owned subsidiary of Sportingbet Plc, a related party, invested in World Gaming Plc through a $900,000 loan note, convertible into 7,500,000 shares of the Company’s common stock at $0.12 per share at Sportingbet Pic’s discretion after a two year term. Under the terms of the Sportingbet Agreement (See note 5) the loan note was effectively settled in full and any conversion rights were cancelled.

15. Provision for liabilities and charges

	6 months	Year	Year	Year
	ended	ended	ended	ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Balance at beginning of period	257	—	1,200	1,200
Charge from profit and loss account	171	257	(100)	—
Settlement of claims in year	—	—	(1,100)	—
Balance at end of period	428	257	—	1,200

The balance at 30 June 2005 represents the provision for deferred bonuses payable to certain directors under the terms of their service agreements. The bonuses are payable only if still employed by the company on their third anniversary of service.

16. Share capital

	6 months	Year	Year	Year
	ended	ended	ended	ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Authorised:
500,000,000 ordinary shares of £0.002 (0.2p) each	1,422	1,422	1,422	1,422

Allotted, issued and fully paid:
51,431,407 (2004: 46,081,407, 2003: 45,781,407, 2002: 34,193,181) ordinary shares of £0.002 (0.2p) each	154	134	133	97

Shares allotted comprised:

2005: 650,000 ordinary shares were issued in satisfaction of share options exercised in the period. The consideration received was the exercise prices granted which comprised $0.14 for 200,000 ordinary shares, $0.27 for 250,000 ordinary shares and $0.67 for 200,000 ordinary shares. The total consideration received for these transactions was $229,000 of which $227,000 was credited to Share Premium and the balance represented the nominal value of the shares issued.

Additionally in the period, 4,760,000 ordinary shares were issued as a private share placing on the company’s admittance to the Alternative Investment Market (“AIM”) of The London Stock Exchange. The consideration received was $4,593,000 before issue costs of $1,333,000. The nominal value of these shares was $18,000 and the balance of net consideration was credited to Share Premium.

2004: 300,000 ordinary shares issued in satisfaction of share options exercised by past employees and directors. Consideration for these transactions was the exercise price granted. This comprised $0.21 for 200,000 ordinary shares and $0.20 for 100,000 ordinary shares. This amounted to $62,000 of which $61,000 was credited to Share Premium Account and the balance represented the nominal value of the shares issued.

2003: 6,588,266 ordinary shares with a nominal value of $20,000 for consideration valued as $1,050,000 in settlement of a Class Action lawsuit. 5,000,000 ordinary shares with a nominal value of $16,000 for a cash consideration totalling $600,000.

Variation in rights of Ordinary Shares

Under the terms of the Sportingbet agreement (see Note 5), Sportingbet has irrevocably agreed to the waiving of all voting, dividend, rights to transfer, rights to participate (other than the right to attend meetings) and other similar rights attaching to such shares in respect of the 13,506,204 issued ordinary shares of the company held by the Sportingbet Plc group of companies. Sportingbet Plc has agreed to transfer these shares to World Gaming plc for a total consideration of $1 when requested to do so by the company. The directors have confirmed that these shares will be purchased by the company when the company has available distributable profits. Until this occurs, these shares and the associated share premium attached are treated as non-equity interests in these financial statements.

17. Share Options

At the balance sheet date the following options were outstanding:

30 June 2005

		Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
		remaining	Average		remaining	Average
Range of	Number of	contractual	exercise	Number of	contractual	exercise
Exercise prices	options	life (years)	price	options	life (years)	price
$0.01 –$0.50	7,015,000	5.4	$0.24	4,990,000	5.2	$0.23
$0.51 –$1.00	2,816,904	5.8	$0.77	110,000	4.1	$0.60
$1.01 –$3.00	788,454	2.7	$1.91	763,454	2.6	$1.92
$3.01 –$8.50	329,417	4.3	$3.27	329,417	4.3	$3.27
	10,949,775	5.3	$0.59	6,192,871	4.6	$0.61

31 December 2004

		Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
		remaining	Average		remaining	Average
Range of	Number of	contractual	exercise	Number of	contractual	exercise
Exercise prices	options	life (years)	price	options	life (years)	price
$0.14 –$0.50	8,545,000	5.3	$0.24	6,340,000	4.9	$0.25
$0.51 –$1.00	611,667	3.3	$0.74	456,667	2.2	$0.77
$1.01 –$3.00	1,169,054	3.0	$1.88	1,169,054	3.0	$1.86
$3.01 –$8.50	609,167	3.8	$3.66	609,167	3.8	$3.60
	10,934,888	7.2	$0.66	8,547,888	6.28	$0.74

31 December 2003

		Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
		remaining	Average		remaining	Average
Range of	Number of	contractual	exercise	Number of	contractual	exercise
Exercise prices	options	life (years)	price	options	life (years)	price
$0.31 –$1.00	8,302,122	7.3	$0.24	3,561,237	5.9	$0.31
$1.01 –$1.50	517,470	4.8	$1.37	475,968	4.7	$1.37
$1.51 –$2.50	1,029370	3.0	$2.23	996,036	2.9	$2.22
$2.51 –$6.00	951,262	5.8	$3.45	917,928	5.7	$3.42
$6.01 –$11.00	18,500	5.0	$8.01	18,500	5.0	$8.01
	10,818,724	6.664	$0.78	5,969,669	5.27	$1.22

31 December 2002

		Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
		remaining	Average		remaining	Average
Range of	Number of	contractual	exercise	Number of	contractual	exercise
Exercise prices	options	life (years)	price	options	life (years)	price
$0.31 –$1.00	3,281,372	1.4	$0.43	1,784,537	1.20	$0.44
$1.01 –$1.50	985,637	2.7	$1.32	722,553	3.04	$1.35
$1.51 –$2.50	1,188,386	2.2	$2.22	927,819	2.59	$2.22
$2.51 –$6.00	1,447,649	3.4	$3.30	1,271,041	3.69	$3.25
$6.01 –$11.00	39,175	7.77	$6.40	120,498	7.55	$6.53
	6,924,219	7.2	$0.66	4,826,448	6.28	$1.81

On 18 March, 2005 a past Director of the company relinquished all rights to purchase 2,140,000 ordinary shares in the company that had fully vested.

18. Reserves

	Share	Deferred
	Premium	Compensation	Merger	Profit and
	Account	Reserve	Reserve	Loss Account
	$’000	$’000	$’000	$’000
At 31 December 2001	—	395	23,528	(22,334)

Increase in deferred compensation	—	172	—	—
Retained loss for the year	—	—	—	(5,318)
Currency translation difference on net investments	—	—	—	(85)

At 31 December 2002	—	567	23,528	(27,737)

Retained Profit for the year	—	—	—	3,108
Premium on issue of shares	1,614	—	—	—
Currency translation difference on net investments	—	—	—	(385)

At 31 December 2003	1,614	567	23,528	(25,014)

Retained profit for the year	—	—	—	17,370
Premium on issue of shares	61	—	—
Payment for cancellation of economic and voting rights attached to certain shares (see note 5)	—	—	—	(2,400)
Currency translation difference on net investments	—	—	—	168

At 31 December 2004	1,675	567	23,528	(9,876)

Retained profit for the year	—	—	—	1,163
Premium on issue of shares	3,469	—	—	—
Currency translation difference on net investments	—	—	—	(3)
At 30 June 2005	5,144	567	23,528	(8,716)

On 30 April 2001, options were issued under market value to certain directors, with a vesting period of one year. The intrinsic values of the options at date of grant have been expensed over the vesting period and are represented by the deferred compensation reserve.

19. Cash flows

(a) Reconciliation of operating profit/(loss) to net cash inflow from operating activities

	6 mths ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Operating profit/floss)	1,008	5,080	2,330	(5,263)

Increase in provision in liabilities and charges	171	257	—	—
Deferred Compensation		—	—	172
Depreciation	369	1,420	1,933	3,168
Loss on sale of fixed assets		206	—	74
(Increase)/Decrease in debtors	4,075	1,064	(3,556)	2,149
Increase/(Decrease) in creditors	(3,557)	(1,739)	1,960	(1,503)
Exchange movements	—	86	—	—

Net cash inflow/(outflow) from operating activities	2,066	6,374	2,667	(1,203)

(b) Analysis of cash flows

Returns on investments and servicing of finance
Interest received	157	111	147	92
Interest paid	(2)	(8)	(203)	(147)
Exceptional item	—	—	834	—

Net cash inflow/(outflow) from returns on investments and servicing of finance	155	103	778	(55)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(124)	(1,065)	(74)	(1,165)
Sale of tangible fixed assets	—	—	102	—

Net cash inflow/(outflow) from capital expenditure and financial investment	(124)	(1,065)	28	(1,165)

Financing
Issue of shares	3,489	62	600	—
Capital element of finance leases	—	(647)	(1,997)	(367)
Debt due within one year: – (decrease)/increase in short-term borrowings	—	(1,596)	(109)	1,557
Debt due beyond one year: – new secured loan	—	—	245	655

Net cash (outflow)/inflow from financing	3,489	(2,181)	(1,261)	1,845

Sportingbet transaction
Staged payments received	3,000	3,000	—	—
Proceeds from sale of fixed assets	—	75	—	—
Legal and professional costs of agreement	—	(1,043)	—	—

Net inflow of funds from transaction	3,000	2,032	—	—

(c) Analysis of net debt

	At		Other		At
	1 January	Cash	non-cash	Exchange	31 December
	2002	flows	changes	Movement	2002
	$’000	$’000	$’000	$’000	$’000
Overdrafts	—	(210)	—	—	(210)
Cash in hand, at bank	2,206	(1,199)	—	(85)	922
	2,206	(1,409)	—	(85)	712

Debt due within 1 year	—	(1,557)	—	—	(1,557)
Debt due after more than 1 year	—	(655)	—	—	(655)
Finance leases due in less than 1 year	(1,058)	362	(655)	—	(1,351)
Finance leases due after more than 1 year	(25)	5	(220)	—	(240)
Total	1,123	(3,254)	(875)	(85)	(3,091)

	At		Other		At
	1 January	Cash	non-cash	Exchange	31 December
	2003	flows	changes	Movement	2003
	$’000	$’000	$’000	$’000	$’000
Overdrafts	(210)	(29)	—	—	(239)
Cash in hand, at bank	922	2,241	—	(267)	2,896
	712	2,212	—	(267)	2,657

Debt due within 1 year	(1,557)	109	—	—	(1,448)
Debt due after more than 1 year	(655)	(245)	—	—	(900)
Finance leases due in less than 1 year	(1,351)	1,757	(1,002)	—	(596)
Finance leases due after more than 1 year	(240)	240	—	—	—
Total	(3,091)	4,073	(1,002)	(267)	(287)

	At		Other		At
	1 January	Cash	non-cash	Exchange	31 December
	2004	flows	changes	Movement	2004
	$’000	$’000	$’000	$’000	$’000
Overdrafts	(239)	239	—	—	—
Cash in hand, at bank	2,896	5,024	—	24	7,944
	2,657	5,263	—	24	7,944

Debt due within 1 year	(1,448)	1,596		(148)	—
Debt due after more than 1 year	(900)	—	900	—	—
Finance leases due in less than 1 year	(596)	647	—	(65)	(14)
Finance leases due after more than 1 year	—	—	—	—	—
Total	(287)	7,506	900	(189)	7,930

	At		Other		At
	1 January	Cash	non-cash	Exchange	30 June
	2005	flows	changes	Movement	2005
	$’000	$’000	$’000	$’000	$’000
Overdrafts	—
Cash in hand, at bank	811	893	—	(3)	1,701
Cash on Term
Deposits at Bank	7,133	7,693			14,826
	7,944	8,586	—	(3)	16,527

Debt due within 1 year	—	—	—	—	—
Debt due after more than 1 year	—	—	—	—	—
Finance leases due in less than 1 year	(14)	—	—	—	(14)
Finance leases due after more than 1 year	—	—	—	—	—
Total	7,930	8,586	—	(3)	16,513

(d) Major non-cash transactions

During the year ended 31 December 2002, the group entered into finance lease arrangements in respect of assets with a total capital value on inception of $875,000.

During the year ended 31 December 2003, the group entered into finance lease arrangements in respect of assets with a total capital value on inception of $1,002,000.

During the year ended 31 December 2004, the Company entered into a transaction with Sportingbet Plc which resulted in the settlement of a convertible loan note with a face value of $900,000 by means of a non-cash offset.

During the year ended 31 December 2004 an early payment settlement with Oracle resulted in a non-cash benefit to the Company of $83,000.

20. Commitments under operating leases

At 30 June 2005 the group had annual commitments under non-cancellable operating leases as follows:

	6 mths ended
	30 June
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Leasehold Property
expiring in the first year	12	12	—	188
expiring in the second to fifth year	77	89	363	274
	89	101	363	462

21. Reconciliation of movement in shareholders’ funds

	6 months ended			Year
	30 June	Year ended	Year ended	ended
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Profit/(Loss) for the financial period	1163	17,370	3,108	(5,318)
Movement on deferred compensation reserve		—	—	172
Other recognised gains and losses	(3)	168	(385)	(85)
Costs relating to waiver of rights of shares held by Sportingbet	—	(2,400)	—	—
New share capital subscribed	3,489	62	1,650	—

Net addition to/(reduction in) shareholders’ funds	4,649	15,200	4,373	(5,231)
Opening shareholders’ funds	16,028	828	(3,545)	1,686

Closing shareholders’ funds (Equity and non equity interests)	20,677	16,028	828	(3,545)

Non-equity interests represent 13,506,204 issued ordinary shares with a nominal par value of $40,000 and attributable share premium of $1,614,000 which carry no rights to future dividends under the agreement with Sportingbet, as set out in note 5. The company can purchase all these shares for $1 in accordance with the terms of the agreement.

22. Commitments and contingent liabilities

Contingencies

On 6 August 1998 Mr. White commenced an action against certain members of the Group. Mr. White is suing for an alleged breach of his employment agreement and an alleged wrongful termination of his office as a director. Mr. White alleges that as a result of his wrongful termination as an employee and director, he was not provided with a severance package in lieu of reasonable notice and that he did not receive stock options that he would otherwise have received. The Group issued a third party notice against Jack Carley, a former director and officer of the Company and father-in-law of Mr. White, for his role in the matter. If there is any liability whatsoever to Mr. White, then the Group will seek to recover from Mr. Carley any amount that might otherwise be paid to Mr. White. The trial of this action was scheduled to begin 4 April 2005; however, Mr. White’s lawyer convinced the court to grant an adjournment for procedural reason. No new trial date has yet been set. The Group intends to request that the court set a new trial date on the first available date, which is believed to be in early 2006. The Group will continue to contest and defend this case.

23. Subsequent events

On 25 October 2005, the Directors announced that the World Gaming Group has entered into a conditional purchase agreement to acquire certain of the businesses and assets of Real Entertainment Ltd and the entire issued share capital of DNI.

24. Related party disclosures

Sportingbet PLC and its affiliates, Goodison Park Limited and Cribbage Limited

Goodison Park Limited, a wholly-owned subsidiary of Sportingbet Plc, acquired an interest in World Gaming Plc by way of share acquisition and a convertible loan. Goodison Park purchased 5,000,000 ordinary shares of World Gaming at $0.12 per share or a total of $600,000; and made a convertible loan to the Company (the “Convertible Loan”) in the principal amount of $900,000.

The Convertible Loan is unsecured with principal repayment due in April 2005 and the unpaid principal thereof is convertible at any time into ordinary shares at a conversion price of $0.12 per share. Additionally, Sportingbet Plc is the parent company of one of our significant licencees.

Cribbage Limited, a wholly-owned subsidiary of Sportingbet Plc., acquired an interest in World Gaming Plc in 2002 by way of acquiring 6,506,204 ADRs issued as a result of the Class Action shares from a third party. Additionally, on 3 July 2003, AIM Investments Ltd., transferred its holding of 2,000,000 ADRs to Cribbage Ltd.

As a result of the Transaction with Sportingbet Plc, effective 1 October 2004, the Convertible Loan was forgiven in full and the Company may repurchase shares held by Goodison Park Limited and Cribbage Limited or its affiliates of 13,506,204 for $1 as soon as it has retained earnings to do so. All other loan balances were repaid in full during the year.

Pursuant to an Ancillary Services agreement, some of the Company’s licensees receive certain transaction processing and related services from Sportingbet or its affiliates. The Company therefore receives balances from Sportingbet or its affiliates and pays these onto affected licensees after deducting its royalty.

AIM Investments Ltd, an affiliate of Simpson Bay Ltd., is a 4.4 per cent. shareholder of World Gaming holding 2,000.000 ADR’s. It became a shareholder when Starnet issued 2,000,000 ordinary shares to AIM Investments Ltd during the year ended 31 December 2003, as repayment in full of a June 2000 loan of $1,500,000 extended to Starnet by Simpson Bay Ltd. The Starnet shares owned by AIM were exchanged for our ADRs in the course of the holding company reorganization.

Settlement of Dispute with Chisel Inc.

From 19 June 2002 until 17 July 2002, James MacKay, the shareholder of Chisel Media Inc., served as our interim CEO and a Director, of the Company. Any settlement in respect of the Chisel Media matter will be scrutinized by the Board as a related party transaction, and will be subject to the Board’s approval as such.

Loan Agreements and other balances with Sportingbet Plc

On 1 August 2002, the Company entered into a loan agreement with Sportingbet Plc, one of our licensees. Pursuant to the loan, Sportingbet loaned the Company $1,250,000. An additional amount of $1,399,397 was loaned to the Company for the specific purpose of financing the acquisition of certain fixed assets. At 31 December 2002, the loan amounts outstanding to Sportingbet Plc, were $812,343 and $1,299,397 respectively. Repayments were in the form of amounts due to us from Sportingbet under our license agreement with them. The first loan (original amount $1,250,000) was repaid in full in April 2003. Pursuant to the loan, Sportingbet had a security interest in our software and the right to access and use the software and the secure site where the hardware is located in the event of default.

Under the license agreement, the amount of $2,304,256 was due to the Company at 31 December 2002. The fees earned from that licensee, for the year to 31 December 2002 were $5,732,049.

25. Company profit and loss account

As permitted by s230 Companies Act 1985, the company has not presented its own profit and loss account. The loss dealt with in the profit and loss account of the company is $850,000 (2004: $525,000:2003: $666,000,2002: $3,858,000). The movement in the profit and loss account in the years were as follows:

	Period ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
At beginning of period	(7,449)	(4,524)	(3,858)	—
Loss for the period	(850)	(525)	(666)	(3,858)
Cost related to waiver of rights of shares held by Sportingbet	—	(2,400)	—	—
At end of period	(8,299)	(7,449)	(4,524)	(3,858)

26. Controlling parties

The Directors are not aware of any shareholdings which gives outright control of the company to a shareholder.

27. Summary of the effect of differences between UK and US generally accepted accounting principles

As disclosed in the accounting policies, the financial statements have been prepared in accordance with generally accepted accounting principles in the UK (“UK GAAP”) which differ in certain respects with those applicable in the US (“US GAAP”). The following is the effect on the profit of the difference between the UK and US GAAP as applicable to the group

	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Profit for the financial period per UK GAAP	1,163	17,370	3,108	(5,318)
Benefit of conversion of convertible debt charged to profit and loss account (note 14)	—	—	(150)	—

Profit for the financial period per US GAAP	1,163	17,370	2,958	(5,318)

PART VI

Accountant’s Report on Real

The Directors World Gaming plc Minerva House 5 Montague House London SE1 9BB	The Directors Daniel Stewart & Company plc Beckett House 36 Old Jewry London EC2R 8DD

14 November 2005

Dear Sirs

Real Entertainment Limited and DNI Holdings Limited
(“Real Entertainment” or “the Companies”)

We report on the financial information set out in this Part VI. This financial information has been prepared for inclusion in the AIM Admission Document dated 14 November 2005 (“the Admission Document”) of World Gaming plc on the basis of the accounting policies set out in the Notes to the Financial Information. This report is required by the AIM Rules and is given for the purpose of complying with Section 20.1 of Annex 1 to the AIM Rules and for no other purpose.

Responsibilities

The Directors of Real Entertainment are responsible for preparing the financial information on the basis of preparation set out in the Notes.

It is our responsibility to form an opinion on the financial information as to whether the financial information gives a true and fair view, for the purposes of the Admission Document, and to report our opinion to you.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that recorded by the auditors who audited the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the Companies’ circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

Related Party Transactions

The financial information does not disclose the name of the ultimate owner of the business nor the names of, and transactions with, related parties. Disclosure of this information is required by International Financial Reporting Standards.

Except for the non disclosure of the names and transactions with related parties referred to above, in our opinion the financial information gives, for the purpose of the Admission Document, a true and fair view of the state of affairs of Real Entertainment at the dates stated and of its profits, cash flows and changes in equity for the periods then ended in accordance with the basis of preparation set out in the Notes to the Financial Information.

Declaration

For the purposes of Paragraph (a) of Schedule Two of the AIM Rules we are responsible for this report as part of the Admission Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Admission Document in compliance with Schedule Two of the AIM Rules.

Yours faithfully

Kingston Smith
Chartered Accountants and Registered Auditors
60 Goswell Road
London
EC1M 7AD

Group profit and loss account

		6 months ended	Year ended	Year ended	Year ended
		30 June	31 December	31 December	31 December
	Note	2005	2004	2003	2002
		$’000	$’000	$’000	$,000
Revenue		354,286	535,852	252,560	148,862
Winnings		(342,129)	(518,576)	(242,771)	(143,126)
Net gaming win		12,157	17,276	9,789	5,736
Administrative expenses		(5,797)	(10,019)	(6,039)	(4,198)
Profit from operations
before exceptional items		6,360	7,257	3,750	1,538
Exceptional item	2	—	(1,180)	(1,540)	—
Profit from operations	2	6,360	6,077	2,210	1,538
Net finance income	3	1	2	1	1
Profit before tax		6,361	6,079	2,211	1,539
Current tax expense	4	—	—	(47)	(66)
Profit after tax		6,361	6,079	2,164	1,473

All recognised gains and losses are included in the income statement.

The accompanying notes form part of these financial statements.

Summary of changes in equity

	Share	Merger	Accumulated
	Capital	Reserve	profit	Total
	$’000	$’000	$’000	$’000
At 1 January 2002	—	—	1,449	1,449
Profit for the year	—	—	1,473	1,473
Dividends paid	—	—	(919)	(919)
At 1 January 2003	—	—	2,003	2,003
Profit for the year	—	—	2,164	2,164
Capital issued in year	—	1	—	1
Dividends paid	—	—	(1,157)	(1,157)
At 1 January 2004	—	1	3,010	3,011
Profit for the year	—	—	6,079	6,079
Dividends paid	—	—	(4,268)	(4,268)
At 1 January 2005	—	1	4,821	4,822
Profit for the period	—	—	6,361	6,361
Dividends paid	—	—	(7,368)	(7,368)
At 30 June 2005	—	1	3,814	3,815

The accompanying notes form part of these financial statements.

Group balance sheet

		30 June	31 December	31 December	31 December
	Note	2005	2004	2003	2002
		$’000	$’000	$’000	$’000
Assets
Non-current assets
Intangible assets	5	89	94	106	96

Current assets
Trade and other receivables	6	2,763	4,196	2,877	1,914
Cash and cash equivalents	7	3,507	4,064	1,882	989
		6,270	8,260	4,759	2,903
Total assets		6,359	8,354	4,865	2,999

Equity and Liabilities
Capital and reserves
Share capital	8	—	—	—	—
Merger reserve		1	1	1	—
Accumulated profit		3,814	4,821	3,010	2,003
		3,815	4,822	3,011	2,003

Current liabilities
Trade and other payables	9	2,544	3,532	1,854	996
Total equity and liabilities		6,359	8,354	4,865	2,999

The accompanying notes form part of these financial statements.

Group statement of cashflows

	6 months ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Operating activities
Operating profit	6,360	6,077	2,210	1,538
Amortisation of intangibles	5	13	25	33
Increase in debtors	1,433	(1,319)	(963)	(735)
Increase in creditors	(988)	1,678	858	303
Cash generated by operations	6,810	6,449	2,130	1,139
Income taxes paid	—	—	(47)	(66)
Net interest income	1	2		1
Net cash from operating activities	6,811	6,451	2,083	1,074

Investing activities
Purchase of intangible assets	—	(1)	(35)	(9)
Net cash used in investing activities	—	(1)	(35)	(9)

Financing Activities
Issue of share capital	—	—	1	—
Dividends paid	(7,368)	(4,268)	(1,156)	(919)
Net cash used in financing activities	(7,368)	(4,268)	(1,155)	(919)
Net (decrease)/increase in cash and cash equivalents	(557)	2,182	893	146
Cash and cash equivalents at beginning of year	4,064	1,882	989	843
Cash and cash equivalents at end of year	3,507	4,064	1,882	989

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL INFORMATION

for the three and a half years ended 30 June 2005

1. Accounting policies

Real Entertainment Ltd is a company domiciled and registered in Antigua and Barbuda. These pro forma financial statements comprise the following: income statement, statement of changes in equity, balance sheet, statement of cash flows and the notes. The following principal accounting policies have been applied in the preparation of the financial statements:

Basis of presentation

The pro forma financial statements have been prepared under International Financial Reporting Standards and reflect the trading activities of Real Entertainment Ltd. Real Entertainment Ltd operates in conjunction with a connected company, DNI Holdings Ltd, and the financial statements reflect the amalgamated operations and statement of affairs of the two companies (collectively “the companies”) as if the companies were a group and Real Entertainment the parent. Although Real Entertainment Ltd is not the parent and the two companies do not form a group, the share capital included in the balance sheet is that of Real Entertainment Ltd and the share capital of the connected company has been included in the merger reserve. The two companies form part of a larger group and that larger group is not required to prepare group accounts. The financial statements have been prepared following the unitings of interest principles of IAS22: “Business Combinations”. As such the company has taken advantage of the exemption allowed under IFRS 3 not to apply the purchase method of accounting on the basis that this business combination was agreed prior to 31 March 2004.

The financial statements have been prepared in accordance with Financial Reporting Standards and interpretations issued by the International Accounting Standards Board (IASB), formerly the International Accounting Standards Committee, subject to any material departures disclosed and explained in the financial statements.

The financial statements have been prepared under the historical cost convention.

The presentation currency and measurement currency used in the preparation of these financial statements is US dollars. The measurement currency is the currency in which the company operates and it largely reflects the economic substance of the underlying events and circumstances of the business.

Foreign currency

Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet dates. Any differences are taken to the income statement.

Revenue

Revenue represents bets placed online on sporting events and gaming activities occurring during the year.

Tax

Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowed for tax purposes and is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Current tax is charged or credited to the income statement, except when the tax relates to items credited or charged directly to equity, in which case the tax is also dealt with in equity.

Intangible assets

All intangible assets are initially recognised at cost.

Amortisation is provided to write off the cost, less estimated residual values, of all intangible assets, evenly over their expected useful lives, and the charge is included within administrative expenses.

Software	– over 3 years
Website	– over 3 years
Domain names	– over 20 years
Database	– over 5 years

Trade and other receivables

Trade and other receivables are stated at cost.

Impairment

The carrying amounts of the companies’ assets are reviewed at each balance sheet date to determine whether the assets have been impaired during the year. Where an asset has been impaired, the recoverable amount of the asset (or cash-generating unit where applicable) is determined. Where the carrying amount exceeds the recoverable amount, the asset is written down to its recoverable amount. The resultant impairment loss is recognised as an expense in the income statement.

Trade and other payables

Trade and other payables are stated at cost.

Derivative financial instruments and hedging

The companies do not use derivative financial instruments such as forward exchange contracts and interest rate swaps to hedge exposure to fluctuations in foreign currency exchange rates and interest rates. The companies do not hold or issue derivative financial instruments for trading purposes.

2. Profit from operations

	6 months ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
This is arrived at after charging/(crediting):
Amortisation of intangible assets (note 5)	5	13	25	33
Bad and doubtful debts	49	—	—	349
Exceptional bad debts	—	1,180	1,539	—
Chargebacks	488	392	201	77

(a) Exceptional bad debts

The exceptional bad debt expense is in respect of amounts due from a number of payment processing suppliers whose agreements have been terminated. The director is confident that this expense represents the full amount for which a provision is required and no provision is required in respect of payment processing suppliers for which contracts were in place at the year end.

The companies did not have any employees in either the current or any of the prior periods.

3. Net finance income

	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Interest income	1	2	—	1

4. Current tax expense

	6 months ended	Year ended	Year ended	Year ended
	30 June	31 December	31 December	31 December
	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Current tax expense for the year	—	—	47	66

The tax expense for the year can be reconciled to the profit per the income statement as follows:
Profit before tax	6,361	6,079	2,211	1,539

Tax calculated at the domestic tax rate of 3% (2004-3%, 2003 -3%, 2002 -3%)	191	182	66	46
Change in national tax rates		—	(19)	—
Revenue not subject to tax	(191)	(182)	—	—
Underprovision in previous year				20
Current tax expense	—	—	47	66

5. Intangible assets

			Start up	Domain
	Software	Website	costs	Names	Database	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2002	2	20	60	88	—	170
Additions	2	—	—	7	—	9
At 1 January 2003	4	20	60	95	—	179
Additions	1	—	—	4	30	35
At 1 January 2004	5	20	60	99	30	214
Disposals	—	—	(60)	—	—	(60)
Additions	—	—	—	—	1	1
At 1 January 2005	5	20	—	99	31	155
Additions	—	—	—	—	—	—
At 30 June 2005	5	20		99	31	155

Amortisation
At 1 January 2002	1	9	31	9	—	50
Charge for the year	1	7	20	5	—	33
At 1 January 2003	2	16	51	14	—	83
Charge for the year	2	3	9	5	6	25
At 1 January 2004	4	19	60	19	6	108
Disposals	—	—	(60)	—	—	(60)
Charge for the year	1	1	—	5	6	13
At 1 January 2005	5	20	—	24	12	61
Charge for the period	—	—	—	2	3	5
At 30 June 2005	5	20	—	26	15	66

Carrying amount
At 30 June 2005	—	—	—	73	16	89
At 31 December 2004	—	—	—	75	19	94
At 31 December 2003	1	1	—	80	24	106
At 31 December 2002	2	4	9	81	—	96

6. Trade and other receivables?

	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Trade receivables (net of provision for doubtful debts)	1,119	2,777	2,438	1,497
Other receivables	1,415	1,419	439	417
Prepayments	229	—	—	—
	2,763	4,196	2,877	1,914

Trade receivables represent amounts due from the company’s gaming software provider, which is also responsible for payment processing.

Other receivables represent amounts due from related parties.

The carrying amount of trade and other receivables approximate to their fair value.

7. Cash and cash equivalents

For the purposes of the cash flow statement, the year end cash and cash equivalents is represented by:

	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Cash at bank and at third party	3,507	4,064	1,882	989

Cash at third party comprises $000’s 2,521 (2004 — $000’s 3,357, 2003 — $000’s 1,825, 2002 -$000’s 972) which is held in a designated bank account by the company’s gaming software provider.

8. Share capital

	Authorised
	1 January 2002 to
	30 June 2005
	Number	$
Real Entertainment Ltd. — 1 ¢ each	10,000,000	100,000

	Allotted, called up and
	fully paid
	1 January 2002 to
	30 June 2005
	Number	$
Real Entertainment Ltd. — 1¢ each	1,000	10

9. Trade and other payables

	2005	2004	2003	2002
	$’000	$’000	$’000	$’000
Trade payables	2,521	3,354	1,825	972
Other payables	—	17	29	24
Accruals and deferred income	23	161	—	—
	2,544	3,532	1,854	996

Other payables includes an amount of $000’s Nil (2004 — $000’s 15, 2003 — $000’s 15, 2002 —$000’s 15) due to related parties in respect of funds introduced on incorporation.

10. Financial risk management

The companies’ financial instruments comprise cash and liquid resources and various items, such as trade receivables and payables that arise directly from their operations. The main purpose of these financial instruments is to raise finance for the companies’ operations.

The financial risks to Real Entertainment Ltd arise from exchange rate fluctuations. The companies operate principally in US Dollars. Trading activities are also credited in various other currencies in small amounts. The principal trading currency is US dollars.

The director sees the overall financial risk as minimal as receipts and payments are paid out of funds held in US dollars.

11. Related parties

Transactions between Real Entertainment Ltd and DNI Holdings Ltd have not been disclosed as these financial statements incorporate the amalgamated results of the two companies.

The ultimate owner of the company has not been disclosed for reasons of confidentiality.

Transactions with director, executives, other group companies and other related parties

Transactions with director, executives, other group companies and other related parties have not been disclosed for reasons of confidentiality.

Dividends represent amounts paid to the shareholders of the company and related parties.

12. Events after the balance sheet date

There were no events occurring after the balance sheet date requiring amendment or disclosure in the financial statements.

13. Incorporation and registered office

Real Entertainment Ltd was incorporated under the laws of Antigua and Barbuda on 5 October 1999. DNI Holdings Ltd was incorporated under the laws of Antigua and Barbuda on 18 September 2003. The registered office and business place of Real Entertainment Ltd is at PO Box W1935, Woods Centre, St Johns, Antigua.

14. Power to amend the financial statements

The financial statements have been prepared by the director on a voluntary basis and as such the director has the ability to revise the financial statements subsequent to issuance.

PART VII

Unaudited Pro Forma Statement of Consolidated Net Assets
of the Enlarged Group

Pro Forma Statement of Net Assets

The Directors
World Gaming plc
Minerva House
5 Montague Place
London
SE1 9BB

The Directors
Daniel Stewart & Company plc
Beckett House
36 Old Jewry
London
EC2R 8DD

14 November 2005

Dear Sirs

Proforma Statement of Net Assets of the Group

We report on the proforma statement of net assets set out in this Part VII of the Admission Document of World Gaming plc dated 14 November 2005, which has been prepared, for illustrative purposes only, to provide information about how the acquisition of assets from Real Entertainment Limited and the share capital of DNI Holdings Limited, and the placing might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the directors of World Gaming plc to prepare the proforma financial information.

It is our responsibility to form an opinion on the proforma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the proforma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Statement of Investment Circular Reporting Standards and Bulletin 1998/8 issued by the Auditing Practices Board. Our work, which involved no independent examination of any underlying financial information, consists primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the proforma statement of net assets with the directors of World Gaming plc.

Opinion

In our opinion:
(a)      The proforma statement of net assets has been properly compiled on the basis stated;

(b)      Such basis is consistent with the accounting policies of World Gaming plc;

(c)      The adjustments are appropriate for the purpose of the proforma statement as disclosed.

Yours faithfully

KINGSTON SMITH
Chartered Accountants and Registered Auditors

The unaudited Pro Forma Statement of Net Assets of the Company, illustrating the effect on the Company of the acquisition of assets from Real Entertainment Limited and the share capital of DNI Holdings Limited, as if it took place on 30 June 2005, is set out below. The Pro Forma statement has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Company.

		Real
	World Gaming	Entertainment
	Plc	Limited
	Consolidated	Consolidated				Proposed
	30 June	30 June	Adjustments	Acquisition		Fundraising
	2005	2005	(Note 2)	(Note 2)	Note	(Note 4)	Pro forma
	$’000	$’000	$’000	$’000		$’000	$’000
Fixed Assets
Goodwill on acquisition	—	—	—	96,000		—	96,000
Intangible Fixed Assets	—	89	(89)	—		—	—
Tangible Fixed Assets	1,174	—	—	—		—	1,174
	1,174	89	(89)	96,000		—	1,174

Current Assets
Debtors	6,941	2,763	(2,763)	—		—	6,941
Cash at bank and in hand	16,527	3,507	(987)	(54,000)	3,4	50,000	15,047
	23,468	6,270	(3,750)	(54,000)		50,000	21,988
Creditors due within one year	(3,537)	(2,544)	24	(18,000)	3,4	(4,000)	(28,057)
Net Current Assets/(Liabilities)	19,931	3,726	(3,726)	(72,000)		46,000	(6,069)
Total Assets less Current
Liabilities	21,105	3,815	(3,815)	24,000		46,000	91,105
Creditors Due in More Than One Year	—	—	—	—		(36,000)	(36,000)
Provisions for Liabilities and Charges	(428)	—	—	—		—	(428)
Net Assets	20,677	3,815	(3,815)	24,000		10,000	54,677
Share capital and share premium	5,298	0.01	(0.01)	—	4	10,000	15,298
Shares to be issued	—	—	—	24,000	3	—	24,000
Deferred Compensation Reserve	567	—	—	—		—	567
Merger Reserve	23,528	1	(1)	—		—	23,528
Profit and loss account	(8,716)	3,814	(3,814)	—		—	(8,716)
Equity shareholders’ funds	20,677	3,815	(3,815)	24,000		10,000	54,677

Notes

1. Balance Sheet Position

The initial balance sheet is extracted from the consolidated audited accounts for World Gaming Plc for the six months ended 30 June 2005.

2. Deal Structure

It is assumed that the acquisition will take place on a “nil net assets basis”. This assumption is based on World Gaming Plc acquiring assets with a net fair value of $0 from Real Entertainment Limited and DNI Holdings Limited acting as a holding company for the group’s domain names with a zero balance sheet. We have assumed for this purpose that any domain names that have been capitalised will be written off and any value that these domain names carry will be reflected in the goodwill figure; this classification may need to be revised for the statutory accounts in due course.

3. Consideration

Consideration is payable in three tranches, 75 per cent, in cash and 25 per cent, in shares. The maximum amount payable, dependant on profit before tax, is $96 million. For the purposes of this statement it is assumed that the maximum amount will be payable. The consideration is payable as follows:

	Cash		Shares		Total
First Payment*	$54		—		$54	m
Second Payment* *	$10.8	m	$21.6	m	$32.4	m
Final Payment***	$7.2	m	$2.4	m	$9.6	m
	$72	m	$24	m	$96	m

*      The initial cash payment is payable on completion.

**   The second payament is calculated as 6 x full year 2005 Profit Before Tax less the value of the first payment less a 10 per cent. holdback in relation to the third payment. This amount is payable in January 2006.

*** The third payment represents the remaining 10 per cent. of consideration which will be held in escrow from the date of the second payment. This amount is payable in October 2006

4. Fund Raising

The funds for the transaction will be raised from the issue of ordinary shares combined with a bank loan.

It has been assumed that 10,000,000 ordinary shares of $0.002 each will be issued at $1 per share to contribute $10 million towards funding the acquisition. A further $40 million will be raised from a bank loan.

PART VIII

Additional Information

1.     Responsibility Statement

The Directors, whose names appear on page 9 of this document, accept responsibility for the information in this document including individual and collective responsibility for compliance with the AIM Rules. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     The Company

(a)   The Company was incorporated in England and Wales on 17 October 2000 with registered number 4094204 under the Companies Act 1985, as amended (the “Act”), as a public company limited by shares under the name World Gaming plc. On 15 June 2001 the Company was issued with a certificate to commence business under section 117 of the Act.

(b)   The principal legislation under which the Company operates is the Act and the regulations made thereunder.

(c)   The registered office of the Company is at Minerva House, 5 Montague Close, London SE1 9BB, telephone +44 20 7403 2900. The principal place of business of the Group is at Jasmine Court, Unit 5, Friar Hill Road, P.O. Box 3265, St. John’s, Antigua– Telephone: + 1 268 480 1650

(d)   The liability of the members of the Company is limited.

(e)   The Company acts as the holding company of the Group. Through its wholly owned subsidiaries, the Group licenses the Gaming Software and provides a complete package of related services in return for payment of a royalty and other fees.

3.     Subsidiaries

(a)   The Company has the following significant subsidiaries all of which, save as otherwise indicated, are wholly owned:

Company	Country of Incorporation
WG International Limited	England
WG Interactive, Inc.	British Columbia
Interactive Systems, Inc.	Antigua
LVA Holdings, Inc.	Delaware, USA
World Gaming Europe Limited	England
Inphinity Interactive Inc.	British Columbia
ESCE Holdings Inc.	British Columbia
EFS Caribbean, Inc.	Antigua
TIC, Inc.	Antigua
World Gaming Services Inc.	Antigua
SSII Limited	Antigua
Bullen RoadLP(1)	Cayman Islands
Gwladys StreetLimited(2)	Cayman Islands

(1)   Interactive Systems, Inc. (“ISI”) owns 50 per cent, of Bullen Road LP. The other 50 per cent. is owned by Internet Opportunity Entertainment Limited (“IOEL”) (an affiliate of Sportingbet).

(2)   ISI owns 50 per cent. of Gwladys Street Limited, the other 50 per cent. of which is owned by IOEL.

Other than as set out in this document, no Group company has any holdings / investments in which the Company holds a proportion of the capital likely to have a significant effect on its assets and liabilities.

4.     Share Capital

(a)   The authorised and issued share capital of the Company at the date of this document is as follows:

	Authorised Number and	Issued Number
	Amount	(Fully Paid)	Amount
			(£)
Company Shares of £0.002	£1,000,000 divided into 500,000,000 ordinary shares	52,323,866	104,647.73
Comprised of Ordinary Shares		38,817,662	77,635.32
Sportingbet Shares		13,506,204	27,012.41

(b)   Immediately following Admission, the authorised and issued share capital of the Company will be as follows:

	Authorised Number and	Issued Number
	Amount	(Fully Paid)	Amount
			(£)
Company Shares	£1,000,000 divided into 500,000,000 ordinary Shares	64,166,043	128,332.09

Comprised of Ordinary Shares		50,659,839	101,319.68
Sportingbet Shares		13,506,204	27,012.41

Up to a further 5,442,177 Consideration Shares will be issued to the vendor in 2006.

(c)   The ISIN number of the Ordinary Shares is GBOOB07RW076.

(d)   As of the date of this document, the Company has no shares not representing share capital.

(e)   The Sportingbet Shares were all of the Company shares held by Sportingbet and its affiliates, who relinquished all economic and voting rights in these shares as part of the Joint Venture Arrangements. The Company approved the resolution to this effect on 12 October 2004 and created a separate class for those shares by resolution on 7 April 2005.

(f)    Pursuant to a resolution of the Company passed on 12 October 2004 the Directors are generally and unconditionally authorised for the purposes of Section 80 of the Act to exercise all the powers of the Company to allot relevant securities (as defined in the Section) up to an aggregate nominal amount of £1,000,000, such authority to expire (unless previously revoked, varied or renewed) on 11 October 2009, save that the Company may, before such expiry, make any offer or agreement which would or might require relevant securities to be allotted after such expiry;

(g)   Pursuant to a resolution of the Company passed on 12 October 2004, the Directors are authorised, pursuant to Section 95 of the Act, to allot equity securities pursuant to the exercise of share options up to an aggregate nominal amount of £30,000 as if Section 89(1) of the Act did not apply to such allotment.

(h)   Pursuant to a resolution of the Company passed on 7 April 2005, the Directors are authorised, pursuant to Section 95 of the Act, to allot equity securities for cash pursuant to the authority referred to in paragraph 4 (f) above as if Section 89 (1) of the Act did not apply to such allotment, such power to expire (unless previously revoked, varied or renewed) at the conclusion of the annual general meeting of the Company to be held in 2006 or, if earlier, the date fifteen months from the passing of that resolution, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry. The Company issued 4,760,000 new Ordinary Shares in relation to the prior placing and admission to trading on AIM on 17 May 2005 and granted 846,904 options exercisable at 52.5 pence to Daniel Stewart in respect of its services in connection with the prior placing;

(i)    An ordinary resolution is being put to the shareholders at the AGM seeking approval of the Acquisition and authorising the Directors to issue up to $24,000,000 worth of Consideration Shares at the Placing Price to the Vendors of DNI Holdings Ltd.

(j)    An ordinary resolution is being put to the shareholders at the AGM which will authorise the Directors generally and unconditionally for the purposes of Section 80 of the Act to exercise all the powers of the Company to allot relevant securities (as defined in the Section) up to but not exceeding an aggregate nominal amount of £1,000,000, such authority to expire (unless previously revoked, varied or renewed) five years from the date of the resolution, save that the Company may, before such expiry, make any offer or agreement which would or might require relevant securities to be allotted after such expiry;

(k)   A special resolution is being put to the shareholders at the AGM which will authorise the Directors, pursuant to Section 95 of the Act, to allot equity securities (within the meaning of Section 94 of the Act) for cash pursuant to the authority referred to in paragraph 4(j) above as if Section 89(1) of the Act did not apply to such allotment, such power to expire (unless previously revoked, varied or renewed) at the conclusion of the annual general meeting of the Company to be held in 2006 or, if earlier, the date fifteen months from the passing of that resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry, on the expiry of that authority and to be limited to:

(i)    the allotment of up to 5,600,000 Ordinary Shares pursuant to the Placing;

(ii)   the allotment of such shares as may be offered by way of a rights issue or open offer to existing shareholders;

(iii)  the allotment of up to 15,000,000 Ordinary Shares pursuant to the exercise of share options granted under the Share Option Plan; and

(iv)  the allotment of Ordinary Shares otherwise than as referred to in (i) through (iii) above up to an amount equal to 10 per cent. of the issued share capital of the Company after the issues of shares contemplated by (i) through (iii) above.

(1)   The Placing Shares will be issued in reliance on the authority and power referred to in paragraphs 4(j) and 4(k) above.

(m)  The Placing Shares will rank equally in all respects with the existing Ordinary Shares including the right to receive all dividends and other distributions declared, made or paid after Admission in respect of the Company’s ordinary share capital.

(n)   Holders of shares are entitled to receive such dividends as may be declared by the Board out of funds legally available for dividends and, in the event of liquidation, to share pro rata in any distribution of its assets after payment of liabilities. The Company’s board of directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

(o)   The Articles contain no rights of pre-emption on the transfer of shares. The provisions of Section 89 of the Act (which confer on shareholders certain rights of pre-emption in respect of the allotment of equity securities (within the meaning of Section 94(2) of the Act) which are, or are to be, paid up in cash (other than by way of allotment to employees under an employees’ share scheme (within the meaning of Section 743 of the Act))) apply, except to the extent that such provisions have been disapplied as referred to in paragraph 4(h) and (i) above.

5.     Directors and Proposed Director

The Vendors together have the right to appoint one person to the Board of the Company subject to certain conditions, such person to be referred to as the Proposed Director. In order to appoint such a person, the Vendors must retain at least 20 per cent. of the issued shares of the Company and the Company in its reasonable discretion must approve the Proposed Director.

(a)   Interests in the share capital of the Company

(i)    The interests of the Directors and persons connected with the Directors within the meaning of Section 346 of the Act in the share capital of the Company as at 2 November 2005 (being the most recent practicable date to ascertain these figures prior to the publication of this document), all of which were beneficial and which are required to be notified to the Company pursuant to Sections 324 to 328 of the Act, are as follows:

				Percentage of
				issued Ordinary
	Number of			share capital at
	Ordinary Shares			the date of this
Directors	of £0.002 each	Option Grants	Vested Options	document
James H. Grossman	35,002	1,450,000	950,000	0.0902
A. Daniel Moran	nil	2,500,000	2,000,000	nil
David Naismith	nil	1,650,000	1,150,000	nil
Clare Roberts	nil	475,000	350,000	nil
Jonathan C. Moss	nil	650,000	Zero	nil
Michael Cumming	nil	100,000	Zero	nil

*      All of the Options granted to the Directors were granted under the Share Option Plan

(ii)   Subject to Admission, the Selling Directors will dispose of an aggregate of 800,000 Ordinary Shares comprising 800,000 new Ordinary Shares, which will be issued to them upon the exercise of certain options.

(iii)  Immediately following Admission, the interests of the Directors and persons connected to the Directors within the meaning of Section 346 of the Act in the share capital of the Company, all of which will be beneficial, and which are required to be notified to the Company pursuant to Sections 324 to 328 of the Act, will be as follows:

	Number of				Percentage of
	Ordinary		Remaining		Enlarged
	Shares of	Option	Active	Vested	Issued Share
Directors	£0.002 each	Grants	Options	Options	Capital
James H. Grossman	35,002	1,450,000	1,199,332	699,332	0.0902
A. Daniel Moran	nil	2,500,000	2,249,332	1,749,332	nil
David Naismith	nil	1,650,000	1,399,336	899,336	nil
Clare Roberts	nil	475,000	427,000	302,000	nil
Jonathan C. Moss	nil	650,000	650,000	Zero	nil
Michael Cumming	nil	100,000	100,000	Zero	nil

(b)   Directorships

(i)    The directorships held by each of the Directors over the five years preceding the date of this document other than the Company or any member of the Group are as follows:

Director	Current Directorships	Former Directorships
James H. Grossman	Champion Communication Services Inc.	None
Anthony Daniel Moran	None	None
David James Naismith	None	Ozmosa Limited
Clare Kamau Roberts	Antigua Commercial Bank ACB Mortgage and Trust Limited National Development Foundation of Antigua CMT Limited	Cada Enterprises Limited
Jonathan C. Moss	None	Moss Consulting Group WagerLogic Limited
Michael Cumming

Mercia Fund Management Limited Forelle Estates Holdings Limited Graphite Enterprise Trust Plc Matrix Income and Growth 2 VCT Plc Private & Commercial Finance Group Plc Edinburgh UK Smaller Companies Tracker Trust Plc

Enterprise Capital Trust Plc Daniel Stewart Securities Plc Barclays Private Equity

(ii)   Save as set out in 5(b)(i) above, none of the Directors:

(A)  has any unspent convictions in relation to any indictable offence;

(B)   has had a bankruptcy order made against him or entered into any individual voluntary arrangements;

(C)   has been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) and no Director has been disqualified by a court from acting as a director or from acting in the management or conduct of affairs of a company;

(D)  was a director of any company at the time of, or in the twelve months preceding, any receivership, compulsory liquidation, creditors’ voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally, or any class of its creditors, of such company;

(E)   was a partner in any partnership at any time of, or within the twelve months preceding, any compulsory liquidation, administration or partnership voluntary arrangement, or any receivership over any asset of such partnership; or

(F)   has had any asset belonging to him placed in receivership, or been a partner of a partnership at the time of or within twelve months preceding any assets thereof being placed in receivership.

(iii)  No Director (nor any member of a Director’s family) has, or has had, a related financial product (as defined in the AIM Rules) referenced to its Ordinary Shares.

(c)   Terms of Employment/Engagement

(i)    Executive Directors’ Service Contracts

Daniel Moran

Daniel Moran holds the office of Chief Executive Officer and Director under an agreement effective from 11 April 2003, which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 12 months’ salary and all benefits. Mr Moran is required to give 12 months’ notice to terminate the agreement.

Mr Moran is required to devote the whole of his time, attention and skill to the business and affairs of the Company during the Company’s normal business hours and is also required to work such additional hours as are necessary to fulfil his duties under the contract.

Mr Moran receives an annual salary of £158,500. He is paid an annual housing allowance of $72,000 and certain other additional benefits, and an allowance of $1,000 per month for school fees. Mr Moran is also eligible for a performance bonus of up to 50 per cent. of salary and a deferred bonus of 75 per cent. of the aggregate of all bonuses paid to him over the previous 3 years. He is entitled to pension benefits of 6 per cent. of basic salary. The Company is required to provide reasonable healthcare benefits for him and his family including life insurance and disability insurance for him only. The Company is also to provide a fully maintained company car. The balance of Mr Moran’s share options (500,000 ordinary shares) will vest on 3 January 2007. The service contract contains post-termination restrictions attempting to stop Mr Moran competing with the Company and soliciting the Company’s business and employees. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they do not go further than is reasonably necessary to protect the legitimate business interests of the Company.

David Naismith

David Naismith holds the office of Chief Financial Officer and Director under an agreement effective from 1 August 2003, which can be terminated at, will by the Company although the Company would be required to pay severance in lieu of notice equal to 12 months’ salary and all benefits. Mr Naismith is required to give 12 months’ notice to terminate the agreement.

Mr Naismith is required to devote the whole of his time, attention and skill to the business and affairs of the Company during the Company’s normal business hours and is also required to work such additional hours as are necessary to fulfil his duties under the contract.

Mr Naismith receives an annual salary of £129,200, an annual housing allowance of $48,000 and certain other additional benefits. Mr Naismith is also eligible for a performance bonus of up to 50 per cent. of salary and a deferred bonus of 75 per cent. of the aggregate of all bonuses paid to him over the previous 3 years. He is entitled to pension benefits of 6 per cent. of basic salary. The Company is required to provide him with reasonable healthcare benefits for him and his family including life insurance and disability insurance for him only. The Company is also to provide a fully maintained company car. The balance of Mr Naismith’s share options (500,000 ordinary shares) will vest on 3 January 2007.

The service contract contains post-termination restrictions attempting to stop Mr Naismith competing with the Company and soliciting the Company’s business employees. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they do not go further than is reasonably necessary to protect the legitimate business interests of the Company.

Jonathan Moss

Jonathan C. Moss holds the office of Director of Sales and Marketing under an agreement effective from 1 January 2005 which either Mr Moss or the Company can terminate by giving the other party 6 months’ notice of termination although the Company would be required to pay severance in lieu of notice equal to 6 months’ salary.

Mr Moss receives an annual salary of £100,000. He is required to devote the whole of his time, attention and skill to the business and affairs of the Company during the Company’s normal business hours and is also required to work such additional hours as are necessary to fulfil his duties under the contract. The Company is required to provide reasonable healthcare benefits for him and his family, including life insurance and disability insurance for him only.

Mr Moss is eligible for a performance bonus of up to 50 per cent. of salary and a deferred bonus of 75 per cent. of the aggregate of all bonuses paid to him over the previous 3 years. 500,000 of Mr Moss’ share options will vest on 16 November 2006 and the balance of 150,000 ordinary shares will vest progressively at the discretion of the Board (based on profit thresholds and sales targets).

The service contract contains post-termination restrictions attempting to stop Mr Moss competing with the Company and soliciting the Company’s business and employees. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they go no further than is reasonably necessary to protect the legitimate business interests of the Company.

(ii)   Non-executive Directors’ Service Contracts

James H. Grossman

James H. Grossman holds the office of non-executive chairman of the Board and Director under an agreement effective from 11 April 2003 which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 12 months’ fees and all benefits. Mr Grossman is required to give 12 months’ notice to terminate the agreement.

Mr Grossman receives an annual fee of £66,000, and a further $2,000 per month for acting as counsel to the Company for up to 5 hours per month. Any additional legal services are provided at agreed hourly rates of $400 per month. Mr Grossman also receives $2,400 per month for his business expenses. Mr Grossman may achieve a performance related bonus of 50 per cent. of his annual fee and he is entitled to a deferred bonus of 75 per cent. of the aggregate of all bonuses paid to him over the previous 3 years. Mr Grossman is also entitled to reasonable healthcare benefits, including long-term care insurance, the cost of which is not to exceed $550 per month. The balance (500,000) of Mr Grossman’s share options will vest on 3 January 2007.

The service contract contains post-termination restrictions attempting to stop Mr Grossman competing with the Company and soliciting the Company’s business and employees. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they go no further than is reasonably necessary to protect the legitimate business interests of the Company.

Clare Roberts

Clare Roberts holds the office of non-executive director under an agreement effective from 18 October 2000, which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 3 months’ fees and all benefits. Clare Roberts is required to give 3 months’ notice to terminate the agreement.

Mr Roberts receives a fee of £1,800 per month and has received stock options in the past. In August 2003 Mr Roberts relinquished options to purchase 200,000 shares granted in July 2001, all of which were vested. As consideration therefore, options were granted at the then market price to purchase 200,000 shares of which 100,000 were fully vested at the time of grant and 100,000 will vest in August 2005. Of the balance of Mr Robert’s share options, 100,000 will vest on 18 October 2006 and 25,000 will vest on 1 January 2007.

Michael Cumming

Michael Cumming holds the office of Director under an agreement effective from 1 March 2005, which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 3 months’ fee and all benefits. Mr Cumming is required to give 3 months’ notice to the Company to terminate the agreement. Mr Cumming receives a monthly fee of £1,800.

(iii)  Save as disclosed in paragraph 5(c) above, there are no proposed or existing service contracts between the Directors and any member of the Group other than contracts expiring or terminable by the employing company without payment of compensation (other than statutory compensation) within one year.

(d)   Remuneration

The aggregate emoluments (including benefits in kind and pension contributions) granted to the Directors by the Group during the financial year ended 31 December 2004 was $1,245,615. The aggregate of the emoluments payable (including benefits in kind and pension contributions) to be granted by the Group to the Directors for the financial year ending 31 December 2005 under the arrangements in force at the date of this document, is estimated to be $1,450,000.

6. Significant shareholders

Other than the holdings of Directors, which are set out in paragraph 5 (a) (i) above, the Directors are aware of the following persons who, as at 28 October 2005 (being the most recent. practicable date to determine such figures prior to the publication of this document), were interested (within the meaning of the Act), directly or indirectly, in 3 per cent. or more of the Company’s issued share capital, whether holders of Ordinary Shares or ADRs, or who directly or indirectly, jointly or severally, exercise or could exercise control over the Company:

•      30,676,575 Ordinary Shares are held for Continental Stock Transfer and Trust Company as custodian for each holder of ADRs.

•      5,000,000 Sportingbet Shares are owned by Goodison Park Limited (an affiliate of Sportingbet) and 8,506,204 Sportingbet Shares (as ADRs) are beneficially owned by Cribbage Limited (also an affiliate of Sportingbet). The shares beneficially owned by Cribbage Limited and Goodison Park Limited have been stripped of all economic and voting rights as part of the Joint Venture Arrangement and moved into a separate class.

The Directors are further aware of the following interests, which may amount to 3 per cent. or more of the issued share capital of Ordinary Shares of the Company immediately following Admission:

Percentage of
	Number of	Percentage of	Issued Share
	Ordinary Shares	issued share	capital at
Shareholder	and ADRs held	capital	Admission
Opunosa	5,442,177	0 per cent.	9.98 per cent.

Under the Acquisition Agreement, the Vendors become entitled to the Consideration Shares from the period of Admission to October 2006. These Consideration Shares are in aggregate 10,884,354 and have certain voting restrictions attached to them. Until the expiry of two years from 1 October, the Vendors shall accept the voting directions imposed by World Gaming’s nominated broker in relation to any World Gaming shareholder resolutions concerning the composition of World Gaming’s Board. In addition to the shares listed above, the Vendors will become entitled to an additional 5,442,177 of shares during that period.

All shareholders, including the Company’s significant shareholders, other than the holders of Sportingbet Shares and Consideration Shares, have the same voting rights.

Save as referred to in this paragraph 6, the Company is not aware any person or persons who, following Admission, directly or indirectly, jointly or severally, exercise or could exercise control of the Company.

There are no arrangements known to the Company the operation of which may at a subsequent date result in a change of control of the Company.

7. Memorandum of Association

The Memorandum of Association provides that the principal object of the Company is to carry on business as a holding company in all its branches and to carry on all or any of the businesses of general merchants and traders and to carry on business as a general commercial company. The objects of the Company are set out in full in Clause 4 of the Memorandum of Association of the Company, which is available for inspection at the registered office of the Company.

8. Articles of Association

The Articles contain, inter alia, provisions to the following effect:

(a)   Voting

At a general meeting, subject to any special terms as to voting upon which any share may be issued or may be held, on a show of hands every member present in person and entitled to vote shall have one vote and on a poll every member present in person or by proxy entitled to vote shall have one vote for every share of which he is the holder. No member may be present or may be counted in the quorum or vote, whether in person or by proxy, at any general meeting or on a poll or to exercise other rights in relation to the meeting or poll unless all calls or other monies due and payable in respect of the share have been paid.

(b)   Dividends

Subject to the Articles, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared unpaid. Dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. If any share is issued on terms that it shall rank for a dividend as from a particular date then it shall rank for a dividend as from that date.

(c)   Capitalisation of Profits and Reserves

Subject to any necessary sanction or authority being obtained by the Company, the Company in general meeting may:

(i)    resolve to capitalise an amount standing to the credit of reserves or to the credit of the profit and loss account and, whether or not available for distribution and appropriate, the sum resolved to be capitalised to the Members in proportion to the nominal amount of ordinary shares (whether or not paid up) held by them respectively and to apply that sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by such Members respectively or in paying up in full un-issued shares or debentures of the Company of a nominal amount equal to such sum and allot such shares or debentures, paid up, to and amongst such Members in those proportions or partly in one way and partly in the other. Any sums standing to the credit of a share premium account and a capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in the paying up of un-issued shares to be allotted to Members credited as paid up;

(ii)   make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and, in particular, where shares or debentures become distributable in fractions, the Board may deal with the fractions as it thinks fit;

(iii)  authorise a person to enter into, on behalf of all the Members concerned, an agreement with the Company providing for either the allotment to the Members, paid up, of shares or debentures to which they may be entitled on the capitalisation or the payment by the Company on behalf of the members, by applying their respective proportions of the reserves resolved to be capitalised, of the amounts remaining unpaid on their existing shares;

(iv)  provide, inter alia, for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company’s issued shares and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the Board may, on the exercise of any of the options concerned and payment of the subscription which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned above in this Article to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly.

(d)   Modification of Rights

Whenever the capital of the Company is divided into different classes of shares, the special rights attached to any class of shares may be modified, varied or abrogated, either (a) in such manner, if any, as may be provided by those rights, or (b) in the absence of provision, either with the consent in writing of the holders of at least 3/4ths in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of that class and then only subject to the provisions of Section 127 of the Act. The rights attached to any class of share are not, unless otherwise expressly provided for by the articles or in the rights attaching to the shares of that class, deemed to be modified, varied or abrogated by the creation or issue of further shares ranking equally with every other share of that class or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with statute or the articles.

(e)   Shares

Subject to the provisions of the Act and any special rights attached to any existing shares, any shares may be issued with such rights or restrictions as the Company may by ordinary resolution direct or failing such direction (but in the case of unclassified shares only) as the Directors may determine. The Company may issue shares which are to be redeemed, or are liable to be redeemed, at the option of the Company or at the option of the member.

The Company may, in respect of any full paid up share, issue a share warrant stating that the bearer is entitled to the shares specified therein.

(f)    Lien

The Company has a first and paramount lien on every share (not being a share which is fully paid up) registered in the name of any member, either alone or jointly with any other person, for an amount payable in respect of the share, whether the due date for the payment has arrived or not. The lien extends to all dividends from time to time declared or other monies payable in respect of the share, but the Board may at any time declare any share to be extent, in whole or in part from the lien.

(g)   Transfer of Shares

Any member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in any other such form as the Board may approve and the instrument must be signed by or on behalf of the transferor and (except in the case of a share which is fully paid up) by or on behalf of the transferee.

The Board may refuse to register a transfer or the certificated share unless the instrument of transfer is in respect of one class of shares only, is in favour of not more than four joint transferees, is duly stamped (if required) and is delivered for registration to the registered office of the Company or such other place as the Board may decide accompanied by the certificate for the shares to be transferred (save in the case of a transfer by a recognised person to whom no certificate was issued)

and such other evidence as the Board may reasonably require to prove the title of the transferor and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf, the authority of that person to do so.

The Board may impose restrictions upon the transfer of the certificated share which is not fully paid, provided that the restrictions are not such as to prevent dealings in the shares from taking place on an open and proper basis. In the event that the ordinary shares are listed on the London Stock Exchange or dealt with on AIM or any recognised investment exchange, the Board may, in exceptional circumstances, approved by such stock exchange or investment exchange, disapprove the transfer of a certificated share, provided that exercise of such powers does not disturb the market. In the event that the ordinary shares are listed on the London Stock Exchange or dealt in on AIM or any recognised investment exchange, the Board may refuse to register the transfer of an uncertificated share in any circumstances permitted by such stock exchange or investment exchange, the Uncertificated Securities Regulations and the rules and practices of the operator of the relevant system.

The Company shall be entitled to obtain any instrument of transfer but any instrument of transfer, which the Board refuses to register, shall (except in the case of suspected fraud) be returned to the person depositing it.

If the Company gives a notice under section 212 of the Act in relation to any shares to their holder or to another person appearing to be interested in such shares and the recipient fails to give the Company the information required within the period specified in the notice, such holder is not thereafter entitled (unless the board otherwise decides) to attend a general meeting or exercise any other right in respect of any such share in relation to a general meeting or a poll. Where such shares represent at least 0.25 per cent. in nominal value of the issued shares, or (if applicable) the issued shares of their class, the Company may withhold any dividend on such shares without interest being payable on the dividend, the holder will not be entitled to elect to receive shares instead of such dividend and the Board may refuse to register the transfer of any such shares unless:

(i)    the transfer is an excepted transfer or the holder is not himself in default in supplying the information required by the section 212 notice and proves to the satisfaction of the Board that no person in default of supplying such information is interested in any of the shares which are the subject of the transfer; or

(ii)   the transfer is required by the Regulations.

Where an ADR Depositary receives a 212 notice, that person is considered to have an interest in the number of Ordinary Shares represented by those American Depositary Shares, which is specified, in the notice and not in the remainder of the Ordinary Shares held by the ADR Depositary.

(h)   Changes in Share Capital

The Company may by ordinary resolution increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution, consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares, cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled and subject to statute, sub-divide all or any of its shares into shares of a smaller amount and may by the resolution determine that the shares resulting from such sub-division may have any preferred or other special rights or be subject to any restrictions, as compared with the others.

Subject to statute and to the rights attached to existing shares, the Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner.

If as a result of any consolidation and sub-division or division of shares, members become entitled to fractions of a share, the Board may on behalf of the members deal with the fractions as it thinks fit.

(i)    Retirement of Directors by Rotation

At each annual general meeting one third of the Directors who are subject to retirement by rotation or if their number is not three or a multiple of three then the number nearest to but not exceeding one third, shall retire from office. If the numbers of Directors subject to retirement by rotation is fewer than three, one of such Directors shall retire. Directors to retire by rotation at the annual general meeting shall be in addition to any Director who wishes to retire and not offer himself for re-appointment. The Directors to retire by rotation shall be those Directors who have been longest in office since their last appointment or re-appointment. As between two or more Directors who have been in office an equal length of time, the Directors to retire shall in the absence of agreement, be selected from among them by lot. The Directors to retire on each occasion shall be determined on the basis of the composition of the Board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the Directors after that time but before the close of the meeting.

A Director who retires at an annual general meeting whether by rotation or otherwise, may, if willing to act and if approved by the Board, be re-appointed.

The Company at the meeting at which a Director retires by rotation, may fill the vacated office, if it does not do so, the retiring Director is, if willing, deemed re-appointed unless at such meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-appointment of such Director is put to the meeting and lost.

(j)    Directors’ Remuneration, Expenses and Benefits

The remuneration of a Director appointed to hold employment or executive office in accordance with the articles, may be a fixed sum of money or in whole or in part by participation in profits or otherwise as the Board may determine and may be in addition to or instead of a fee payable to him for his services as Director pursuant to the articles.

The Board may grant reasonable additional remuneration and expenses to any Director who, at the request of the Board, resides abroad or renders any special or extra services to the Company, which may be paid by way of a lump sum, a participation in profits or other as the Board may determine. The Company shall make available each year an aggregate sum not exceeding £180,000 to be paid to the Directors as fees as the Board may determine. Any Director holding office for a part of the year shall, unless otherwise agreed, be entitled to only a proportionate part of such fee. The Company may by ordinary resolution increase the amount of the fees payable. The fees payable pursuant to this article are distinct from any salary, remuneration or other amount payable to a Director pursuant to any other provisions of the articles and accrue from day to day.

(k)   Directors’ Pensions and other Benefits

The Board may establish, maintain, or participate in any pension, superannuation, benevolent or life assurance fund, scheme or arrangement (whether contributory or otherwise) for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances, benefits and emoluments to, persons who are or were at any time in the employment or service of or who have at any time been Directors of the Company or any company which is or was a member of the Group or any of their predecessors in business (and for any member of his family, including a spouse or former spouse or person who is or was dependant on him). Any Director or former Director shall be entitled to participate in and retain for his own benefit any such donations, gratuities, pensions, allowances, benefits or emoluments. The Board, subject to statute, may establish and maintain any other employees’ share scheme or any, share option or share incentive or profit sharing scheme and establish and (if any such scheme so provides) contribute to any scheme for the purchase by or transfer, allotment or issue to trustees of shares in the Company.

(1)   Directors’ Interests

A Director may not vote in respect of any contract, arrangement, transaction or proposal in which the Company is or is to be a party and in which he is, to his knowledge, materially interested, directly or indirectly, otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise or through the Company. This prohibition does not apply to any resolution concerning the giving to him of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings, the giving to a third party of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility, in whole or in part. A contract, arrangement, transaction or proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate. The prohibition does not apply to any resolution concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning any other company in which the Director is interested, directly or indirectly or the holder of or beneficially interested in 1 per cent. or more of a class of equity share capital of the relevant company or of the voting rights available to members of the relevant company or able to cause 1 per cent. or more of those voting rights to be cast at his direction.

(m)  Borrowing Powers

The Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) including its uncalled capital and, subject to statute, to issue debentures and any other securities whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

(n)   Meetings

An annual general meeting of the Company shall be held in each year (in addition to any other meetings which may be held in that year) and such meeting shall be specified as the annual general meeting in the notice calling it. Not more than fifteen months shall elapse between the date of one annual general meeting and the date of the next. Subject to the provisions of the Statutes (as defined in the Articles), the annual general meeting shall be held at such time and place as the Board shall appoint.

The Board may convene an extraordinary general meeting whenever it thinks fit. The Board must convene an extraordinary general meeting on receipt of a requisition in accordance with the Statutes or, in default, an extraordinary general meeting may be convened by such requisitionists, as provided by the Statutes. If at any time there are not sufficient Directors capable of acting to form a quorum of the Board any Director or any two Members may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Board. In the case of an extraordinary general meeting convened on a requisition or by requisitionists, no business other than that stated in the requisition or proposed by the Board shall be transacted.

At least 21 clear days’ notice of every annual general meeting and of every extraordinary general meeting at which it is proposed to pass a special resolution and at least 14 clear days’ notice of every other extraordinary general meeting shall be given to such Members as are, under the provisions of these Articles, or the terms of issue of shares, entitled to receive such notices from the Company and to the Auditors. Every notice of meeting shall specify whether the meeting is an annual general meeting or an extraordinary general meeting, the place, date and time of the meeting, in the case of special business, the general nature of such business, if a meeting is convened to pass a special or extraordinary resolution, the intention to propose the resolution as a special or extraordinary resolution (as the case may be) and shall state, with reasonable prominence, that a Member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a Member.

A meeting may be called on short notice and is deemed to be duly called if it is so agreed:

(i)    in the case of an annual general meeting, by all the Members entitled to attend and vote at the meeting; and

(ii)   in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving a right to attend and vote at the meeting.

The accidental omission to give notice of any meeting or, in cases where it is sent out with the notice, an instrument of proxy to, or the non-receipt of either by, any person entitled to receive notice does not invalidate any resolution passed or proceedings held at that meeting.

(o) There is no provision of the Articles that would have an effect of delaying, deferring or preventing a change in control of the Company.

9. World Gaming plc Share Option Plan (the “Plan”)

(a) The Plan

The Plan was adopted on 17 May 2001 and approved by ordinary resolution of the shareholders on 17 May 2001 in substitution of the Starnet Stock Option Plans (1997, 1999 and 1999 (No. 2)) which were terminated and options thereunder were exchanged for new options in the Plan. The main features of the Plan (which is not approved by the UK Inland Revenue) are summarised below:

(i) Eligibility

All employees, officers, directors and all other persons who provide services to the Company or any of its subsidiaries as determined by the Board are eligible to participate in the Plan. The Board administers the Plan and has discretion in awarding options to participants.

(ii) Exercise Price

Options are granted to acquire shares at such price as determined by the Board. During 2003, the Board affirmed the requirement that the Subscription Price in respect of all Options granted must represent the closing market price prevailing on the date of such grant.

(iii) Performance Conditions

Prior to April 2003, Options granted under the Plan had a range of vesting periods. Options granted subsequent to April 2003 require a more onerous vesting schedule as determined by the Board. Options granted to Participants who are employees, officers or directors will normally vest at the end of a 2 year period from the date of the grant and may be tied to certain performance conditions.

Options will terminate if an Option Holder’s employment is terminated for cause, or if an Option Holder voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the Board. If the employee or officer or director is terminated for another reason then the Option shall be exercisable for a period of 12 months after termination but only to the extent that it is vested and exercisable on the date of termination, except as permitted at the sole discretion of the Board. If an Option Holder’s employment or office or directorship is terminated due to his or her death or disability, the Options will remain exercisable for a period of 12 months after termination but only to the extent that they have vested and are exercisable on the date of termination. Notwithstanding the foregoing, all Options lapse at the end of the option period applicable to them (no later than the tenth anniversary of the date on which the Option concerned was granted). Options are not transferable and may only be exercised by the persons to whom they are granted, except in the case of the death or disability of the Option Holder in which case they would be exercisable by the guardian or personal representative of the Option Holder (as the case may be).

(iv) Issue of shares on exercise of options

Shares issued upon the exercise of Options will rank equally with shares, as applicable, of the same class as them, but shall not be entitled to any dividends or other distributions declared prior to the date of the exercise.

(v) Scheme Limits

There are a total of 10,484,416 outstanding active Options in issue prior to the Placing. A total of 1,482,459 Options have been granted and exercised prior to the Placing. The maximum number of shares with respect to which Options may be granted under the Plan is 15,000,000. If any Option shall lapse or shall be cancelled, then the Shares represented by such Option shall become available for new Options. An Option may be exercised to acquire an ordinary share or an ADR.

(vi) Adjustments

Options may be adjusted following certain variations in the Company’s share capital, including a capitalisation or rights issue.

(vii) Amendments

The Board may amend the Scheme, provided that no amendment or modification will become effective without shareholder approval, if such approval is required by law or exchange rules, except for minor amendments relating to administrative matters. Additionally, no amendments (other than amendments of a minor nature to benefit the administration of the Scheme, or any amendment to obtain favourable tax or regulatory treatment of Option Holders or any company that is a member of the Company’s Group), which would adversely affect the rights of the existing Option Holders, may be made without their consent.

(viii) Termination

No Options may be granted under the Scheme after the tenth anniversary of its adoption.

10. Employees

The average number of employees employed by the Group for each of the years 2002 to 2005 is:

As at 30 December 2003 — 92 employees
As at 30 December 2004 — 54 employees
As at 30 June 2005 — 34 employees

11. Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company since its incorporation, which are or may be material:

Sportingbet transaction

The Company entered into various agreements with Sportingbet on 6 August 2004 (the “Transaction”). The Company’s shareholders approved the Transaction at the Company’s AGM on 12 October 2004 and the Transaction closed on the same day taking effect from 1 October 2004. In summary, the Transaction consisted of: (i) the Company transferring its proprietary Gaming Software (“Gaming Software”) to Bullen Road LP, an entity jointly owned by by Internet Opportunity Entertainment Limited (“IOEL”) (an affiliate of Sportingbet); and the Company so that Sportingbet and the Company own the Gaming Software in equal shares through Bullen Road LP; and (ii) the Company selling to Sportingbet the business and assets (the “Development Business”) relating to development, maintenance and second level support of the Gaming Software which was carried out by Inphinity Interactive Inc. Contractual arrangements were agreed whereby Sportingbet agreed to continue to provide development and maintenance services to the Company in relation to the Gaming Software at the cost of Sportingbet; and (iii) the parties entering into a deed formally terminating the Previous Gaming Software licence between the parties; and (iv) Sportingbet committing to use the Company to provide hosting services for at least a 3 year period; and (v) Sportingbet relinquished its rights in the 13,506,204 American Depositary Receipts Shares in the Company held by Sportingbet or its affiliates (“Sportingbet Shares”). As a result of these transactions, the Company is no longer receiving royalty fees from Sportingbet but no longer has the cost base of its Development Business.

The Transaction was structured as follows:

Internet Opportunity Entertainment Limited (an affiliate of Sportingbet) purchased a 50 per cent. interest in the Gaming Software from SSII Limited. Alea Software Limited (an affiliate of Sportingbet) purchased the Development Business from Inphinity Interactive, Inc. The consideration payable by Sportingbet for the 50 per cent. interest in the Gaming Software and the acquisition of Development Business was as follows:

(i)    $10 million cash, to be paid in installments as specified. Full amount to be paid before 1 November 2005. To date, $6 million has been paid and the final $4 million installment was paid on 1 November 2005.

(ii)   Additional consideration valued at $3.3 million payable in kind through the (i) cancellation of all rights in the Sportingbet Shares and an agreement to transfer those shares upon the Company’s request and direction for a nominal consideration of $1; and (ii) the waiver of the $900,000 Convertible Loan Note.

The full payment of the $10 million is secured by a pledge over Sportingbet’s partnership interest in Bullen Road LP and share interest in the Gwladys Street Limited (being the general partner of Bullen Road LP).

Both SSII Limited and Internet Opportunity Entertainment Limited contributed their respective 50 per cent. interest in the Gaming Software to Bullen Road LP (a newly incorporated exempt liability partnership in the Cayman Islands). Bullen Road LP was a 50:50 joint venture between SSII Limited (now ISI) and Internet Opportunity Entertainment Limited.

Bullen Road LP has granted Internet Opportunity Entertainment Limited and SSII Limited a perpetual, royalty free Licence to use the Gaming Software. The Company may continue to licence the Gaming Software to any third party as it did before the transaction. Sportingbet may use the Gaming Software royalty free for its existing licensees and for the benefit of members of its group. Sportingbet cannot sublicense the Gaming Software to the Company’s licensees. Both parties will make royalty type payments to each other in the following situations:

(iii)  Sportingbet will pay 5 per cent. of a licensee’s net win to the Company for any new white-label marketing partner taken on after closing of the transaction;

(iv)  the Company will pay 5 per cent. of licensee’s net win to Sportingbet if it acquires a controlling interest in a competitor of Sportingbet or enters into a transaction with a competitor which requires the Company or the competitor to consolidate any or all of each other’s revenues;

(v)   the Company will pay 5 per cent. of the relevant websites’ net win if it owns and operates its own gaming website which competes with Sportingbet.

Where such payments are due, these will continue for the duration of the joint partnership in Bullen Road LP and for a period of three years from the date of its termination.

Inphinity Interactive, Inc. sold its Development Business to Alea Software Limited and Alea Software Limited took on the employees of the Development Business. Alea Software Limited has entered into a development services contract with Bullen Road LP, the Company and Sportingbet, pursuant to which Alea Software Limited agrees to continue to provide second level support to the Company and also to continue developing and maintaining the Gaming Software in accordance with a plan agreed between the Company and Sportingbet (the “Development Plan”). Sportingbet and the Company shall directly share in the objectives of the Development Plan on a 70/30 basis, respectively. The cost of implementing this Development Plan will be fully funded by Sportingbet. The Company may purchase additional development time should the need arise at a price of cost 10 per cent. Other than the Company’s input in agreeing the Development Plan, Sportingbet will otherwise have full control over Alea Software Limited, including implementation of the Development Plan.

Sportingbet has agreed to fully fund the operating costs of Alea Software Limited and has committed to spend at least $4.5 million per year on the operational costs of Alea Software Limited in the first 3 years and a minimum of $2.5 million in the fourth year. The developments to the Gaming Software will be owned by Bullen Road LP and will be licensed back to each of Internet Opportunity Entertainment Limited and SSII Limited.

Sportingbet may not terminate the joint partnership in Bullen Road LP and the services to be provided by Alea Software Limited for the first 3 years’ from completion of the transaction. Thereafter, Sportingbet may terminate upon 12 months notice to the Company. However, Sportingbet may terminate at any time if certain events of default occur, such as material breach by the Company or a material change in control of the Company. The Company may terminate the partnership in Bullen Road LP at any time on 3 months’ notice to Sportingbet.

Upon termination: (a) Sportingbet is required to make a further payment to the Company of $3 million (if the Company then sells the Gaming Software within 2 years, this additional payment is to be reduced by the consideration received by the Company, up to a maximum of $3 million); (b) The Gaming Software (as updated and improved) will be jointly owned by Sportingbet and the Company (or their respective affiliates), and both parties will have an unrestricted right to use, sub-licence and assign their interest in the software. Neither party will have the rights to any further improvements or developments made by the other party subsequent to the termination.

The parties also agreed to enter into the following ancillary arrangements:

(i)    Information Technology Services — The Company will provide certain U.S. facing hosting services to Sportingbet on an exclusive basis for the life of the proposed transaction. Such services will be charged on the basis of actual cost plus a 10 per cent. margin.

(ii)   Sportingbet Ancillary Services — Sportingbet or its affiliates will continue to provide certain customer and transaction processing services to the Company’s existing and future licensees.

(iii)  European Agency Agreement — Sportingbet provides the Company through a joint marketing arrangement, with access to Sportingbet’s technology to allow the Company to market a European gaming solution for the benefit of existing and future licensees.

Restructuring

Pursuant to an internal restructuring, on 1 January 2005 the Group transferred its 50 per cent. ownership of the gaming software partnership Bullen Road LLP from its fully owned subsidiary SSII to another fully owned subsidiary of the Group, ISI.

Acquisition Agreement

(i)    SPORTSBETTING.COM Group — Master Purchase Agreement — The Company will acquire from Opunosa all of the equity in DNI Holdings Ltd., which owns trademarks and certain URLs (including the sportsbetting.com, racebook.com and win4real.com URLs), and certain assets, including the customer database, player balances and other proprietary information, from Real (the “Sellers”). The acquisition (the “Acquisition”) will be on a cash-free, debt-free basis. An assignment will also be made for certain contracts relating to the sites, including those relating to hosting services, DNS services, email services.

Consideration — The consideration is $96 million if the PBT of the business, as defined under International Accounting Principles (but before any exceptional charges), for calendar year 2005 (the “PBT”) is at least $15 million. Seventy-five per cent. is payable in cash and 25 per cent. is payable through the issue of Ordinary Shares of the Company at the Placing Price. If the PBT is less than $15 million, then the total consideration shall be six times the PBT subject to a minimum consideration of six times the cumulative PBT of the first three quarters of the calendar year 2005 plus six times $3,000,000, or $18,000,000, representing a guaranteed minimum consideration in respect of the fourth quarter PBT of 2005. Any reduction in consideration below the maximum $96,000,000 shall be reduced in the same 75 per cent. cash and 25 per cent. shares ratio.

First Payment — The first payment shall equal six times the PBT for the first three quarters of 2005. The amount paid shall be $54 million and shall be paid in cash on closing where the calculation of the first payment exceeds $54 million any excess amount shall be carried over to the second payment.

Second Payment — The second payment shall equal six times the full calendar year PBT less the first payment, less 10 per cent. of the total consideration. The Purchaser undertakes that the aggregate of the second and third payment will not be less than $18,000,000 in cash and shares (effectively guaranteeing payment on a PBT of $3,000,000 in the fourth quarter of 2005 regardless of the actual fourth quarter PBT). The cash component shall equal the first payment plus the second payment multiplied by 75 per cent. less the first payment. The share component shall equal the first payment plus the second payment multiplied by 25 per cent. The Company shall pay both the cash and share portions of the second and third payment into escrow on a monthly basis as it is earned, with interest accruing to the Vendors. To the extent the second payment is not already held in escrow, the second payment shall be paid into escrow on 7 January 2006 with interest accruing to the Vendors. The second payment shall be released from escrow upon verification of the fourth-quarter financials on or before 31 January 2006. In the event of a dispute between the parties, the undisputed amount shall be paid to the Vendors on 31 January 2006 with the disputed portion paid once the 2005 full year audit is complete. An independent expert will resolve the disputed portion in a manner binding on each of the parties.

Third Payment — The third payment shall equal 10 per cent. of the total consideration for the Acquisition and shall be placed in joint escrow from 7 January 2006 with interest accruing to the Vendors, and shall become payable on 7 October 2006, subject to no warranties of the Purchase Agreement having been breached by the Vendors and any adjustments required as a result of the audit in respect of the year ending 31 December 2005 having been made. In the event of a dispute, the parties will agree an independent expert to resolve the disputed portion in a manner binding on each of them.

Shareholding — The Vendor’s shareholding of the Company shall not exceed 29.9 per cent. at any time. The shares will be subject to lock-up arrangements including no sales permissible within the first 12 months after closing without the Company’s and the Company’s broker’s approval and then only through the Company’s broker for a further 12 months. The shares shall have certain voting rights restricted, specifically pertaining to change of control or composition of the Board by the Company’s nominated adviser for a period of 2 years.

Appointments — Following closing, the Vendors have the right to appoint one person to the Board subject to the Vendors retaining 20 per cent. of the ordinary share capital of the Company and approval, acting reasonably, by the Board of Directors of the Company.

Debt Facility

The Debt Facility of up to $50 million will consist primarily of a term debt facility to be used to provide funds required for the Acquisition, the balance being a revolving credit facility for working capital purposes. In addition to an arrangement and participation fee, the Company will be required to pay variable interest at a margin set above LIBOR, on all outstanding loan facilities.

The loan will be scheduled for repayment on a quarterly basis over a period of up to 36 months, although it can be repaid at any time after the initial drawdown. The terms of the loan will require the Company to fulfil certain standard financial covenants including that of minimum interest cover and maximum leverage ratios.

The Company anticipates repaying the loan, through the operating activities of the Enlarged Group, within the contractually specified term but may expedite that repayment if another loan is entered into.

12. Related Party Transactions

Other than as disclosed in this document, the Company has no agreements or transactions with any related party. On completion of the Acquisition, the Vendors of DNI Holdings Ltd will own 19.4 per cent. of the Enlarged Issued Share Capital of World Gaming.

13. Working Capital

The Directors are of the opinion, having made due and careful enquiry, that the working capital available to the Group is sufficient for its present requirements that is for at least the twelve months from the date of Admission.

14. Litigation

The following are material and pending or recently concluded legal or arbitration proceedings against the Group:

On 6 August 1998 Mr. White commenced an action against certain members of the Group. Mr. White is suing for an alleged breach of his employment agreement and an alleged wrongful termination of his office as a director. Mr. White alleges that as a result of his wrongful termination as an employee and director, he was not provided with a severance package in lieu of reasonable notice and that he did not receive stock options that he would otherwise have received. The Group issued a third party notice against Jack Carley, a former director and officer of the Company and father-in-law of Mr. White, for his role in the matter. If there is any liability whatsoever to Mr. White, then the Group will seek to recover from Mr. Carley any amount that might otherwise be paid to Mr. White. The trial of this action was scheduled to begin 4 April 2005; however, Mr. White’s lawyer convinced the court to grant an adjournment for procedural reason. No new trial date has yet been set. The Group intends to request that the court set a new trial date on the first available date, which is believed to be in early 2006. The Group will continue to contest and defend this case.

15. Taxation

The following paragraphs, which are intended as a general guide only and are based on current legislation and H.M. Revenue and Customs practice as at the date of this document, summarise advice received by the Directors as to the position of shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes and who beneficially hold their shares as investments rather than trading stock.

(a)    Dividends

(i)    There is no United Kingdom withholding tax on dividends.

(ii)   An individual shareholder who is resident (for tax purposes) in the United Kingdom and who receives a dividend paid by the company will currently be entitled to receive a tax credit equal to 10 per cent. of the combined total of the dividend paid and the tax credit. The individual will be taxed upon the total of the dividend and the related tax credit, which will be regarded as the top slice of the individual’s income. An individual shareholder who is not liable to income tax at a rate greater than the basic rate (currently 22 per cent.) will pay tax on the dividend and the related tax credit at the dividend income ordinary rate (currently 10 per cent.). Accordingly, the tax credit will be treated as satisfying the individual’s liability to income tax in respect of the dividend. To the extent that the dividend and related tax credit (taken together with other taxable income) exceed the individual’s threshold for the higher rate of income tax, the individual will, to that extent, pay tax on the dividend and related tax credit at the dividend income upper rate (currently 32.5 per cent.). Accordingly, a shareholder who is a higher rate taxpayer will have further income tax to pay at the rate of 22.5 per cent. on the dividend and related tax credit (equivalent to 25 per cent. of the net dividend). Tax credits are generally no longer repayable to shareholders with no tax liability.

(iii)  Subject to exceptions for certain insurance companies and companies which hold shares as trading stock, a shareholder which is a company resident (for tax purposes) in the United Kingdom and which receives a dividend paid by the Company will not be liable to corporation tax or income tax on the dividend.

(iv)  Subject to certain exceptions, the right of a shareholder who is not resident (for tax purposes) in the United Kingdom to claim payment of any part of the tax credit in respect of a dividend received from the Company will depend on the existence and terms of any double tax treaty between the United Kingdom and the country in which the holder is resident. An individual or corporate shareholder who holds less than 10 per cent. of the voting shares of the Company will not generally be entitled to payment of any part of the tax credit. However, corporate shareholders who hold 10 per cent. or more of the voting shares of the Company may be able to claim payment of part of the tax credit. Such amount will normally be very small, typically less than one per cent. Shareholders who are not resident in the United Kingdom for tax purposes should consult their own tax advisers concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so. Non-United Kingdom resident shareholders may also be subject to taxation on dividends in their country of tax residence.

(b) Taxation on capital gains for shareholders

If a shareholder disposes of all or any Ordinary Shares, he or it may, depending on the shareholder’s particular circumstances, incur a liability to taxation on chargeable gains.

(c)   Stamp duty and stamp duty reserve tax (“SDRT”)

(i)    No liability to stamp duty or SDRT should arise on the issue or allotment of New Ordinary Shares by the Company pursuant to the Placing.

(ii)   The transfer in the Placing of Ordinary Shares by a Selling Shareholder will normally be liable to ad valorem stamp duty at the rate of 0.5 per cent. of the amount or value of the stampable consideration paid (with such duty being rounded up to the nearest £5) or, if an unconditional agreement to transfer such shares is not immediately completed by a duly stamped transfer, or where the transfer is effected under CREST, SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid will arise.

(iii)  The transfer of the Ordinary Shares after Admission, both before and after the issue of certificates, will generally be liable to ad valorem stamp duty at the rate of 0.5 per cent. of the amount or value of the consideration paid (with such duty being rounded up to the nearest £5) or, if an unconditional agreement to transfer such shares is not immediately completed by a duly stamped transfer or where the transfer is effected under CREST, SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid. Liability to pay such stamp duty or SDRT is normally that of the transferee or purchaser. In the case of transfers in CREST, SDRT will normally be collected in CREST in accordance with the rules of the CREST system.

(iv)  No liability to SDRT should arise on the conversion of ADRs to Ordinary Shares registered in electronic form. This is because the transfer of the ADRs by the Company’s U.S. registrar to the Company’s U.K. registrar to hold as CREST shares does not represent a change in the beneficial ownership of the underlying shares.

(d)   Inheritance Tax (“IHT”) Relief

Unquoted ordinary shares in a qualifying trading company such as the Company ordinarily qualify for 100 per cent. IHT Business Property Relief provided they have been held for two years prior to the event giving rise to IHT. Shares traded on AIM are regarded as unquoted for these purposes and are therefore in principal eligible for IHT Business Property Relief (subject to the Company meeting all of the relevant qualifying conditions).

16. Dividend Policy

The Directors intend to commence the payment of dividends only when it becomes commercially prudent and strategically appropriate to do so, having regard to the availability of the Company’s distributable reserves, the retention of funds required to fund the Group’s working capital, its growth plans and its ongoing research and development program.

17. Reliance on Intellectual Property

The intellectual property relating to the Gaming Software is owned by Bullen Road LP, an exempt limited liability partnership formed in the Cayman Islands of which the Group has a 50 per cent. membership interest and Sportingbet (through its affiliate) has a 50 per cent. membership interest. The Company is reliant on this intellectual property in order to carry on its business and such intellectual property is of fundamental importance to the business of the Company.

The Company has a perpetual, royalty-free right to use, sub-license and assign its rights to the Gaming Software and the intellectual property underlying it for all of its current business operations and all currently anticipated developments of its business operations. Software is protected through a combination of non-disclosure and non-competition agreements with employees, restricted and controlled use of third party developers, a check in/check out system for code, and copyright law (though no software is registered).

18. The Placing Agreement and nominated adviser and broker agreement

Under the Placing Agreement, made between (1) the Company, (2) the Directors, (3) the Selling Directors and (4) Daniel Stewart and dated 11 November 2005, Daniel Stewart has agreed to use reasonable endeavors to procure subscribers for the Placing Shares and purchasers for the Sale Shares, in each case at the Placing Price. The Placing is not being underwritten.

The obligations of the parties under the Placing Agreement are conditional, inter alia, upon Admission occurring not later than 9.00 a.m. on 12 December 2005, or such later time and date (not being later than 9.00 a.m. on 23 December 2005) as may be agreed by Daniel Stewart and the Company. The Placing Agreement contains certain warranties by the Company and the Directors as to the accuracy of the information contained in this document and other matters relating to the Group and its businesses and an indemnity in favour of Daniel Stewart from the Company against all losses, costs, charges and expenses which Daniel Stewart may suffer or incur as a result of the carrying out of its duties under the Placing Agreement. Under the Placing Agreement, the Company is to indemnify Daniel Stewart against all proper and reasonable out-of-pocket costs and expenses (including all legal costs to a maximum of £60,000 unless previously agreed) in connection with the Placing and application for Admission. In addition, subject to the Placing Agreement becoming unconditional, the Company is to pay to Daniel Stewart a corporate finance fee of £850,000 plus VAT.

In addition to the Placing Agreement, the Company has entered into an agreement with Daniel Stewart pursuant to which Daniel Stewart has agreed to act as nominated adviser and broker to the Company for a fee of £40,000 per annum plus VAT. Under the agreement the Company provides Daniel Stewart with an indemnity customary in agreements of this kind.

19. Lock In Agreements

Under the terms of the Placing Agreement dated 28 April 2005, the Directors have undertaken that, subject to certain exceptions, they will not dispose of, or agree to dispose of, any of their respective interests in the Ordinary Shares held on admission (admission having taken place on 17 May 2005) at any time prior to admission and during the period of one year from admission without the prior written consent of Daniel Stewart, and at any time during the period of twelve months starting on the first anniversary of admission only in consultation with Daniel Stewart. These lock-in conditions are repeated under the current Placing Agreement dated 11 November 2005.

Under the terms of the Acquisition Agreement, which are described more fully in paragraph 11 of Part VIII of this document, the Vendors have agreed not to sell, transfer, charge, pledge or otherwise dispose of, or agree to dispose of, any of the Consideration Shares for a period of twelve months from 1 October 2005, and thereafter for a further period of twelve months only through World Gaming’s nominated broker and with World Gaming’s prior consent.

20. Other information

(a)   The total net proceeds of the Placing are estimated to be approximately £5,457,225.

(b)   The total costs and expenses payable by the Company in connection with the Placing, Admission and the Acquisition (including professional fees, commissions, underwriting commission, the costs of printing and the fees payable to the Registrars) are estimated to amount to approximately £1,313,000 (excluding VAT).

(c)   ADRs representing Ordinary Shares have been quoted and traded on the US OTC Bulletin Board but were suspended on 25 October 2005 to facilitate consistency between the US and UK markets. The ADRs are currently in registered, certificated form. The Ordinary Shares themselves were admitted to trading on AIM of the London Stock Exchange (“AIM”) on 17 May 2005 and continue to be so admitted. Trading in such Ordinary Shares was, however, cancelled on 25 October 2005 pursuant to the reverse take-over by the Company and Rule 14 of the AIM Rules.

(d)   The financial information concerning the Group set out in this document does not constitute statutory accounts within the meaning of Section 240 of the Act. Statutory accounts of the Company in respect of the years ended 2003 and 2004 have been delivered to the Registrar of Companies. The auditors, Kingston Smith, in respect of the years ended 31 December 2003 and 2004, gave reports under Section 235 of the Act in relation to all of such accounts and non of such reports was qualified within the meaning of Section 262 of the Act) or contained any statement made under Section 237(2) or (3) of the Act.

(e)   Save as disclosed in the paragraph headed “Current trading and prospects” in Part I of this document and the accountants’ report set out in Part V of this document, there has been no significant change in the financial or trading position of the Group since 30 June 2005 the date to which the most recent. audited accounts of the Company were prepared.

(f)    Definitive share certificates (where appropriate) for the Placing Shares are expected to be dispatched by 12 December 2005 and CREST member accounts are expected to be credited by 12 December 2005.

(g)   Save as otherwise disclosed (and save in relation to arrangements with employees and trade suppliers) no person other than the Company’s professional advisers has received, directly or indirectly, from the Company within the 12 months preceding the application for Admission, or entered into contractual arrangements to receive, directly or indirectly, on or after Admission (i) fees totaling £10,000 or more, (ii) securities of the Company having a value of £10,000 or more calculated by reference to the placing/issue price or (iii) any other benefit with a value of £10,000 or more at the date of Admission.

(h)   Daniel Stewart has given and not withdrawn its consent to the inclusion in this document of references to its name in the form and context in which they appear.

(i)    Kingston Smith has given and not withdrawn its consent to the inclusion of its reports on the Company in the form set out in Part V to VII of this document and the references to those reports in the form and context in which they appear, has not become aware, since the dates of the reports of any matter affecting the validity of those reports at that date and has authorised and takes responsibility for the contents of those parts of this document for the purposes of the AIM Rules.

(j)    Where information in this document has been sourced from a third party, it has been accurately reproduced and, as far as the Company is aware and is able to ascertain from the information published by the third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

(k)   Except as disclosed in this document, as far as the Directors are aware:

(i)    there are no patents, licences or commercial contracts or new manufacturing processes, which are material to the Group’s business as currently conducted;

(ii)   there are no environmental issues that may affect the Company’s utilisation of its tangible fixed assets;

(iii)  there are no known trends, uncertainties, demands or events that are reasonably likely to have a material adverse effect of the Group’s prospects for at least the current financial year; and

(iv)  there are no exceptional factors that have influenced the Company’s activities.

21. US Securities Law

The Ordinary Shares have not been and will not be registered under the Securities Act or under the relevant securities laws of any state of the United States or any other jurisdiction. Subject to certain exceptions, the Ordinary Shares may not be directly or indirectly offered, sold, resold or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S), or in any country where to do so may contravene local securities laws or regulations. The Ordinary Shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing of the Ordinary Shares or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Each purchaser of the Placing Shares must agree that it will not offer or sell the Ordinary Shares until 40 days after the later of the date the Placing Shares were first offered to persons other than distributors (as such term is defined in Regulation S) or the closing of the Placing (the “distribution compliance period”), within the United States or to, or for the account or benefit of, U.S. persons, and in relation to a sale to any other person, it will have sent to each such purchaser to which it sells Ordinary Shares during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Ordinary Shares within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S. Each initial purchaser of the Placing Shares will be required to certify that the purchaser and any person for whose account or benefit the purchaser is acting is located outside the United States and is not a U.S. person (as defined in Regulation S) and that upon acquiring the Ordinary Shares it and any such persons will be outside the United States or is otherwise acquiring the Ordinary Shares in an “offshore” transaction in compliance with Rule 903 of Regulation S. As used herein, the term “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Colombia.

As a condition to a purchase of any Ordinary Shares in the Placing, each purchaser will be deemed to have made, or, in some cases, be required to make, certain representations and warranties, which will be relied upon by the Company, Daniel Stewart & Co. plc and others. See “US Transfer Restrictions”, below. The Company reserves the right, in its sole and absolute discretion, to reject any purchase of Ordinary Shares that the Company or its agents (including Daniel Stewart & Co. plc) believe may give rise to a breach or violation of any law, rule or regulation, including, without limitation, the Securities Act.

22. US Transfer Restrictions

No actions have been taken to register or qualify the Ordinary Shares offered hereby or otherwise permit a public offering of the Ordinary Shares offered hereby in any jurisdiction other than the United Kingdom. The Ordinary Shares are being offered outside of the United States pursuant to Regulation S under the Securities Act. The Ordinary Shares offered hereby have not been, and will not be, registered under the Securities Act and may not be offered, sold or resold or otherwise transferred within, or to persons in, the United States except in accordance with an applicable exemption from registration under the Securities Act.

23. Investors’ Representations and Restrictions on Resale

Each purchaser of Ordinary Shares will be deemed to have represented and agreed that it has received a copy of this document and that:

The purchaser acknowledges that the Ordinary Shares have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;

The purchaser is, and the person, if any, for whose account or benefit the purchaser is acquiring the Ordinary Shares is, outside of the United States at the time the buy order for the Ordinary Shares is originated and continues to be located outside the United States, and the person, if any, for whose account or benefit the purchaser is acquiring the Ordinary Shares reasonably believes that the purchaser is outside the United States, and neither the purchaser nor any other person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States;

The purchaser is, and the person, if any, for whose account or benefit the purchaser is acquiring the Ordinary Shares is, not a U.S. person (as such term is defined in Regulation S); The purchaser is aware of the restrictions on the offer, exercise and sale of the Ordinary Shares pursuant to Regulation S described in this document;

The purchaser acknowledges that any offer, sale, pledge or other transfer of the Ordinary Shares made other than in compliance with the above-stated exceptions will not be recognised by us;

Prior to the expiration of the “distribution compliance period” (as such term is defined in Regulation S), the purchaser agrees that it will not offer, sell, pledge or otherwise transfer the Ordinary Shares except in an offshore transaction in accordance with Rule 903 or 904 of Regulation S and in accordance with any applicable securities law of any state of the United States;

The purchaser acknowledges that we, Daniel Stewart & Co. plc and others will rely upon the truth and accuracy of the foregoing representations and agreements.

14 November 2005

PART IX

Notice of Annual General Meeting

World Gaming PLC

Notice is hereby given that the 2005 Annual General Meeting of World Gaming plc (the “Company”) will be held at the offices of Reed Smith Rambaud Charot LLP at Minerva House, 5 Montague Close, London SE1 9BB on 9 December 2005 at 10.00 a.m. local time for the purpose of considering and if thought fit, passing the following resolutions:

As Ordinary Business

Resolutions 1 through 7 will be proposed as ordinary resolutions.

1.     To receive and adopt the Company’s annual accounts for the financial year ended 31 December 2004 together with the last directors’ report and auditors’ report on those accounts.

2.     To reappoint James H. Grossman as director who retires by rotation as required by Article 88 of the Articles of Association of the Company (the “Articles”).

3.     To reappoint Michael Gumming as director who has been appointed since the last annual general meeting as required by Article 81 of the Articles.

4.     To reappoint Jonathan Moss as director who has been appointed since the last annual general meeting as required by Article 81 of the Articles.

5.     To reappoint Kingston Smith, Chartered Accountants, as the auditors for United Kingdom statutory filing purposes at a remuneration to be determined by the directors.

6.     To reappoint HJ and Associates, LLC as the auditors for submission of the annual report in the Form 20-F to the Securities and Exchange Commission at a remuneration to be determined by the directors.

7.     To transact any business of the Company arising in connection with the above motions.

As Special Business

Resolutions 8,9 and 10 will be proposed as ordinary resolutions and resolution 11 will be proposed as a special resolution.

8.     To approve the proposed transactions with Real Entertainment Ltd. and Opunosa Investment Inc. (which transactions constitute a reverse takeover within the meaning of Rule 14 of the AIM Rules) as described in the attached Admission Document (the “Transactions”) which includes the issue of up to $24,000,000 worth of equity securities at the Placing Price (as defined in the Admission Document) to Opunosa Investment Inc. as vendor of the whole of the shares of DNI Holdings Ltd.

9.     To approve the proposed admission of the Company’s ordinary share capital to trading on AIM, a market operated by London Stock Exchange plc.

10.   That the directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the “Act”) to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to but not exceeding an aggregate nominal amount of £1,000,000 provided that this authority is for a period expiring five years from the date of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired.

11.   That subject to the passing of the previous resolution the directors be and are empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by the previous resolution as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(a)   the allotment of up to 5,600,000 Ordinary Shares of £0.002 each in connection with the proposed placing by Daniel Stewart & Company Plc (the “Placing”);

(b)   the allotment of equity securities in connection with an offer of such equity securities, which is open for acceptance for a period fixed by the directors, to holders of ordinary shares on the register on a fixed record date in proportion (as nearly as may be practicable) to their respective holdings of ordinary shares, but subject to such exclusions or other arrangements as the directors may deem necessary or desirable to deal with fractional entitlements or with legal or practical problems arising in, or the requirements of any regulatory body or any stock exchange in, any territory;

(c)   the allotment of up to 15,000,000 ordinary shares pursuant to the exercise of share options granted under the World Gaming Plc Share Option Plan;

(d)   the allotment of such number of ordinary shares, otherwise than as referred to in sub-paragraphs (a), (b) and (c) above, as is equal to ten per cent of the sum of the issued ordinary share capital of the Company immediately following the Placing and the Transactions;

and this authority shall expire (unless previously revoked, varied or renewed) at the conclusion of the annual general meeting of the Company to be held in 2006 or, if earlier, the date which is 15 months from the date of this resolution, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

By Order of the Board	Registered Office:
Minerva House
5 Montague Close
Secretary	London
14 November 2005	SE1 9BB

Notes:

Action to be taken by Ordinary Shareholders

You will find enclosed with this document the Form of Proxy for use in connection with the AGM. Whether or not you intend to be present at the AGM, you are asked to complete the Form of Proxy in accordance with the instructions printed on it so as to be received by the Company’s registrars, Capita Registrars, Proxies Department, PO Box 25, 34 Beckenham Road, Kent, BR3 4BR, as soon as possible but in any event not later than 10.00 a.m. (GMT) on 7 December 2005. Completion of the Form of Proxy will not preclude shareholders from attending and voting at the meeting should they so wish.

Action to be taken by ADR holders

You will find enclosed with this document the Form of Proxy for use in connection with the AGM. If you are voting your proxy by mail, the proxy must be received by the Depository, Continental Stock Transfer and Trust Company, not later than 12.00 noon (New York time) on 5 December 2005 in order to be tallied and forwarded to be received by the registered office not less than 48 hours before the time appointed for the meeting (after which time any proxy received will not be valid) together with, if appropriate and failing previous registration with the Company, the power of attorney under which the form of proxy is signed (or a notarially certified or office copy thereof). If you are voting your proxy by Internet or by telephone, it must be received by 8.00 p.m. (New York time) on 2 December 2005.

Millnet Financial          (7234-01)